NI 43-101 TECHNICAL REPORT
PRELIMINARY FEASIBILITY STUDY
FOR THE
TERRONERA PROJECT
JALISCO STATE
MEXICO

Report Date: May 18, 2017
Effective Date: April 3, 2017

Qualified Persons:

Peter J. Smith, P.Eng.
Eugenio Iasillo, P.E.
Eugene Puritch, P.Eng., F.E.C.
Yungang Wu, P.Geo.
David Burga, P.Geo.
Jarita Barry, P.Geo.
James Pearson, P.Eng.
Benjamin Peacock, P.Eng.
Scott Fleming, P.E.

Prepared For:

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

Table of Contents

1.0	SUMMARY		11
	1.1	INTRODUCTION	11
	1.2	LOCATION AND PROPERTY DESCRIPTION	12
	1.3	OWNERSHIP	12
	1.4	HISTORY	13
	1.5	GEOLOGY AND MINERALIZATION	14
	1.6	EXPLORATION PROGRAM	14
	1.7	2013 MINERAL RESOURCE ESTIMATE	16
	1.8	2017 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	16
	1.9	MINERAL PROCESSING AND METALLURGICAL TESTING	17
	1.10	MINING METHODS	18
	1.11	RECOVERY METHODS	18
	1.12	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT	19
	1.13	CAPITAL AND OPERATING COSTS	20
	1.14	ECONOMIC ANALYSIS	20
	1.15	CONCLUSIONS AND RECOMMENDATIONS	21
	1.16	ENVIRONMENTAL	23
	1.17	FURTHER STUDIES	23

2.0	INTRODUCTION		24

	2.1	ISSUER AND PURPOSE OF REPORT	24
	2.2	SOURCES OF INFORMATION AND DATA	24
	2.3	QUALIFIED PERSONS	25
	2.4	UNITS AND CURRENCIES	26

3.0	RELIANCE ON OTHER EXPERTS		28

4.0	PROPERTY DESCRIPTION AND LOCATION		30

	4.1	OWNERSHIP AND PROPERTY DESCRIPTION	31
	4.2	MEXICAN REGULATIONS FOR MINERAL CONCESSIONS	33

5.0		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY
			36
	5.1	ACCESSIBILITY AND LOCAL RESOURCES	36
	5.2	PHYSIOGRAPHY AND CLIMATE	36
	5.3	INFRASTRUCTURE	37

6.0	HISTORY		39

	6.1	SAN SEBASTIAN DEL OESTE MINING DISTRICT	39
	6.2	HISTORICAL EXPLORATION AT TERRONERA	39
	6.3	PREVIOUS MINERAL RESOURCE ESTIMATES	41
	6.4	PREVIOUS PRODUCTION	42

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

7.0	GEOLOGICAL SETTING AND MINERALIZATION		43

	7.1	REGIONAL GEOLOGY	43
	7.2	PROPERTY GEOLOGY	44
	7.3	DEPOSIT GEOLOGY	46
	7.4	STRUCTURE	46
	7.5	MINERALIZATION AND ALTERATION	46

8.0	DEPOSIT TYPES		48

9.0	EXPLORATION		50

	9.1	EXPLORATION 2010 – 2013	50
	9.2	EXPLORATION 2014	53
	9.3	EXPLORATION 2015	60
	9.4	EXPLORATION 2016	60

10.0	DRILLING		62

	10.1	DRILLING 2011 - 2013	62

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		84

12.0	DATA VERIFICATION		87

	12.1	SITE VISIT AND DUE DILIGENCE SAMPLING	87
	12.2	QUALITY ASSURANCE/QUALITY CONTROL PROGRAM	89
	12.3	CERTIFIED REFERENCE MATERIALS	89
	12.4	DUPLICATE SAMPLES	97
	12.5	CHECK ASSAYS	99
	12.6	RECOMMENDATIONS AND CONCLUSIONS	101

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		102

	13.1	BASE CASE FLOTATION AND CYANIDATION OF CST	103
	13.2	METALLURGICAL STUDY	104
	13.3	METALLURGICAL TESTING	104
	13.4	SAMPLE CHARACTERIZATION	105
	13.5	BASE CASE -- SECOND CLEANER CONCENTRATE FLOTATION	106
	13.6	ESTIMATED CLEANER SCAVENGER TAIL LEACH EXTRACTION	106
	13.7	MINERALOGY	109
	13.8	COMMINUTION TESTING	109
	13.9	GRIND CALIBRATION AND ROUGHER FLOTATION	110
	13.10	PROCESSING OPTIONS	112
	13.11	GRAVITY CONCENTRATION	112
	13.12	PROCESS MASS BALANCE	112
	13.13	CONCLUSIONS	113
	13.14	RECOMMENDATIONS	113

14.0	RESOURCE ESTIMATE		115

	14.1	INTRODUCTION	115
	14.2	DATABASE	115

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

	14.3	DATA VERIFICATION	116
	14.4	DOMAIN INTERPRETATION	116
	14.5	ROCK MODEL CODE DETERMINATION	117
	14.6	COMPOSITING	118
	14.7	GRADE CAPPING	119
	14.8	SEMI-VARIOGRAPHY	120
	14.9	BULK DENSITY	121
	14.10	BLOCK MODELING	121
	14.11	RESOURCE CLASSIFICATION	123
	14.12	MINERAL RESOURCE ESTIMATE	123

15.0	MINERAL RESERVE ESTIMATES		129

	15.1	MINERAL RESOURCE CONSIDERED	129
	15.2	MINERAL RESERVE ESTIMATE PARAMETERS	131
	15.3	MINERAL RESERVE STATEMENT	134

16.0	MINING METHODS		135

	16.1	MINE PLANNING	135
	16.2	MINE AND STOPE DEVELOPMENT	136
	16.3	MECHANIZED CUT & FILL MINING METHOD	147
	16.4	GROUND SUPPORT	148
	16.5	HYDROGEOLOGY	157
	16.6	SCHEDULES	159
	16.7	MINE VENTILATION	169
	16.8	ELECTRICAL LOADS	174

17.0	RECOVERY METHODS		175

	17.1	SUMMARY	175
	17.2	PROCESS DESCRIPTION	176
	17.3	ENERGY AND WATER REQUIREMENTS	179
	17.4	BENEFICIATION PLANT PROCESS REAGENTS	180

18.0	PROJECT INFRASTRUCTURE		182

	18.1	EXISTING INFRASTRUCTURE	182
	18.2	INFRASTRUCTURE FOR PROJECT	182
	18.3	PROCESS PLANT	183
	18.4	FILTER PLANT	183
	18.5	WASTE ROCK STORAGE STOCKPILE	183
	18.6	ANCILLARY BUILDINGS	184
	18.7	PROJECT ACCESS	184
	18.8	INTERNAL HAUL ROADS AND MINE ACCESS INFRASTRUCTURE	184
	18.9	POWER SUPPLY AND DISTRIBUTION	184
	18.10	WATER SUPPLY AND DISTRIBUTION	185
	18.11	WASTE MANAGEMENT	185
	18.12	SURFACE WATER CONTROL	185
	18.13	COMMUNICATIONS	185
	18.14	CAMP FACILITIES	186

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

19.0	MARKET STUDIES AND CONTRACTS		187

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT		189

	20.1	TERRONERA PROJECT SURFACE FACILITIES LAYOUT	189
	20.2	ENVIRONMENTAL LIABILITY	189
	20.3	ENVIRONMENTAL PERMITTING BASIS	190
	20.4	EXISTING SITE CONDITIONS	196
	20.5	TAILINGS STORAGE FACILITY (TSF)	201
	20.6	ENVIRONMENTAL CONSIDERATIONS FOR TAILINGS STORAGE	203
	20.7	SOCIO-ECONOMIC AND COMMUNITY RELATIONS	207
	20.8	CULTURAL AND HISTORICAL RESOURCE STUDIES	208
	20.9	ARCHEOLOGICAL ARTIFACTS AND STUDIES	208
	20.10	RECLAMATION AND CLOSURE ACTIVITIES	208

21.0	CAPITAL & OPERATING COSTS		210

	21.1	PREPARATION OF CAPITAL COST ESTIMATES	210
	21.2	BASIS OF CAPITAL COSTS	211
	21.3	CAPITAL COSTS FOR 1,000TPD PLANT	213
	21.4	CAPITAL COSTS FOR EXPANSION TO 2,000TPD	220
	21.5	MINE CLOSURE COSTS	223
	21.6	SUSTAINING CAPITAL COSTS	223
	21.7	OPERATING COST ESTIMATES	225

22.0	ECONOMIC ANALYSIS		229

	22.1	INTRODUCTION	229
	22.2	TECHNICAL AND FINANCIAL ASSUMPTIONS	229
	22.3	ECONOMIC ANALYSIS SUMMARY	231
	22.4	CASH FLOWS	232
	22.5	TAXES AND TAX TREATMENT	235
	22.6	SENSITIVITY ANALYSIS	235

23.0	ADJACENT PROPERTIES		237

24.0	OTHER RELEVANT DATA AND INFORMATION		239

	24.1	PROJECT EXECUTION PLAN	239
	24.2	CONSTRUCTION SCHEDULE	240

25.0	INTERPRETATION AND CONCLUSIONS		241

	25.1	INTERPRETATION	241
	25.2	CONCLUSIONS	243

26.0	RECOMMENDATIONS		244

	26.1	MINERAL RESOURCES AND RESERVES	244
	26.2	MINERAL PROCESSING AND METALLURGICAL TESTING	244
	26.3	MINING METHODS	244
	26.4	ENVIRONMENTAL	245
	26.5	FURTHER STUDIES	245

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

Tables

TABLE 1.1	SUMMARY OF THE TERRONERA MINERAL RESOURCE AT A CUT-OFF GRADE OF 150 G/T AGEQ	17
TABLE 1.2	SUMMARY OF THE MINERAL RESERVE AT A CUT-OFF GRADE OF 150 G/T AGEQ*	17
TABLE 2.2	LIST OF ABBREVIATIONS	26
TABLE 4.1	SUMMARY OF THE MINERAL CONCESSIONS OWNED BY ENDEAVOUR SILVER	32
TABLE 4.2	SUMMARY OF ENDEAVOUR SILVER’S SURFACE ACCESS RIGHTS	34
TABLE 6.1	SUMMARY OF HISTORIC EXPLORATION ON THE SAN SEBASTIAN PROPERTY	40
TABLE 9.1	TERRONERA SURFACE EXPLORATION SAMPLING PROGRAM – PEAK VALUES 2016	61
TABLE 10.1	TERRONERA SURFACE EXPLORATION DRILLING ACTIVITIES IN 2014	65
TABLE 10.2	2014 DRILL HOLE SUMMARY FOR THE TERRONERA SURFACE DIAMOND DRILLING PROGRAM	65
TABLE 10.3	SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE TERRONERA VEIN AREA	69
TABLE 10.4	TERRONERA SURFACE DRILLING ACTIVITIES IN 2015	74
TABLE 10.5	2015 DRILL HOLE SUMMARY FOR THE TERRONERA SURFACE DIAMOND DRILLING PROGRAM	74
TABLE 10.6	SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE TERRONERA VEIN AREA - 2015	75
TABLE 10.7	TERRONERA SURFACE DRILLING ACTIVITIES IN 2016	78
TABLE 10.8	2016 DRILL HOLE SUMMARY FOR THE TERRONERA SURFACE DIAMOND DRILLING PROGRAM	79
TABLE 10.9	SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE TERRONERA VEIN AREA – 2016	79
TABLE 10.10	SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE LA LUZ VEIN AREA - 2016	80
TABLE 12.1	TERRONERA PROJECT QC SAMPLES	89
TABLE 12.2	SUMMARY OF CRM SAMPLES USED IN TERRONERA SURFACE DIAMOND DRILLING PROGRAM	90
TABLE 13.1	BASE CASE FLOTATION CYANIDATION OF CLEANER SCAVENGER TAIL	103
TABLE 13.2	HEAD ANALYSES OF COMPOSITE SAMPLE TR2015 - 1	105
TABLE 13.3	BASE CASE FLOW SHEET	106
TABLE 13.4	TEST NO. 1 CYANIDATION OF CLEANER SCAVENGER TAIL	107
TABLE 13.5	TEST NO. 2 CYANIDATION OF CLEANER SCAVENGER TAIL	107
TABLE 13.6	SAMPLES CHARACTERIZATION AND HEAD ASSAY, FIRE ASSAY, AND WHOLE ROCK ANALYSIS (%)	108
TABLE 13.7	BOND’S BALL MILL WORK INDEX TEST RESULTS	109
TABLE 13.8	COMMINUTION TESTING RESULTS	110
TABLE 13.9	ROUGHER FLOTATION GRIND SIZE VS RECOVERY LOW – MEDIUM – HIGH GRADE COMPOSITES	111
TABLE 14.1	DRILL HOLE DATABASE SUMMARY	115
TABLE 14.2	MODEL ROCK CODE DESCRIPTION AND VOLUME	117
TABLE 14.3	BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTHS	118
TABLE 14.4	COMPOSITE SUMMARY STATISTICS	119
TABLE 14.5	AG GRADE CAPPING VALUES	120
TABLE 14.6	AU GRADE CAPPING VALUES	120
TABLE 14.7	BLOCK MODEL DEFINITION	121

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 14.8	AU & AG BLOCK MODEL INTERPOLATION PARAMETERS	122
TABLE 14.9	MINERAL RESOURCE ESTIMATE STATEMENT AT CUT-OFF 150G/T AGEQ (1) (2) (3) (4) (5)	124
TABLE 14.10	SENSITIVITY TO MINERAL RESOURCE ESTIMATE	125
TABLE 14.11	AVERAGE GRADE COMPARISON OF COMPOSITES WITH BLOCK MODEL	126
TABLE 14.12	VOLUME COMPARISON OF BLOCK MODEL WITH GEOMETRIC SOLIDS	127
TABLE 15.1	SUMMARY OF MINERAL RESOURCE CONSIDERED @ 150 AGEQ G/T CUT-OFF	129
TABLE 15.2	CUT-OFF PARAMETERS	130
TABLE 15.3	MINE DILUTION AND EXTRACTION ESTIMATES	132
TABLE 15.4	SUMMARY OF PROBABLE MINERAL RESERVE	132
TABLE 15.5	LIFE OF MINE MINERAL RESERVE SUMMARY	134
TABLE 16.1	SUMMARY OF LOM DEVELOPMENT (M)	146
TABLE 16.2	PRELIMINARY GROUND SUPPORT RECOMMENDATIONS FOR CUT AND FILL STOPES	153
TABLE 16.3	SUMMARY OF PRELIMINARY CROWN PILLAR ASSESSMENT	154
TABLE 16.4	SUMMARY OF GROUNDWATER INFLOW ESTIMATES	158
TABLE 16.5	MINE AND STOPE DEVELOPMENT SCHEDULE (M)	164
TABLE 16.6	YEARLY MINE PRODUCTION SCHEDULE SUMMARY	168
TABLE 17.1	REAGENTS AND DOSAGE	181
TABLE 19.1	ANNUAL HIGH, LOW, AND AVERAGE LONDON PM FIX FOR GOLD AND SILVER FROM 2000 TO 2016	187
TABLE 21.1	MINE DEVELOPMENT COSTS IN YEAR -1	213
TABLE 21.2	MINE EQUIPMENT COSTS IN YEAR -1	215
TABLE 21.3	1,000TPD PROCESS & FILTER PLANTS COST BREAKDOWN (US$)	217
TABLE 21.4	DRY TAILINGS STORAGE FACILITY COST ESTIMATE	218
TABLE 21.5	ROADS AND PIPELINES COST ESTIMATES	218
TABLE 21.6	SUMMARY OF 1,000TPD CAPITAL COSTS	219
TABLE 21.7	SUSTAINING MINE DEVELOPMENT COSTS YEAR 3+	225
TABLE 21.8	SUMMARY OF MINE OPERATING COSTS (UST)	226
TABLE 21.9	SUMMARY OF PROCESS & FILTER PLANTS OPERATING COSTS (US$)	227
TABLE 21.10	DRY TAILINGS STORAGE FACILITY O & M COSTS	227
TABLE 21.11	PUMPS AND HAUL ROADS O&M COSTS	228
TABLE 22.1	BASE CASE FINANCIAL & TECHNICAL ASSUMPTIONS	230
TABLE 22.2	SUMMARY OF AFTER-TAX ECONOMIC ANALYSIS	231
TABLE 22.3	DISCOUNTED AFTER-TAX CASH FLOW MODEL	234
TABLE 22.4	BASE CASE AFTER-TAX NPV (US$MILLIONS) AND IRR SENSITIVITIES	236

Figures

FIGURE 4.1	TERRONERA PROJECT LOCATION MAP	30
FIGURE 4.2	TERRONERA PROJECT CLAIM MAP	31
FIGURE 5.1	VIEW OF THE TOPOGRAPHY SURROUNDING THE TOWN OF SAN SEBASTIÁN	37
FIGURE 5.2	VIEW OF THE TOWN OF SAN SEBASTIÁN DEL OESTE, JALISCO	38
FIGURE 7.1	GEOLOGY OF THE SAN SEBASTIAN DEL OESTE AREA	44
FIGURE 7.2	TERRONERA PROPERTY GEOLOGY SHOWING LOCATION OF THE MINERALIZED VEINS	45
FIGURE 8.1	ALTERATION AND MINERAL DISTRIBUTIONS WITHIN A LOW-SULPHIDATION EPITHERMAL VEIN SYSTEM	49
FIGURE 9.1	EXPLORATION TARGETS IN THE TERRONERA PROJECT AREA	52

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

FIGURE 9.2	SURFACE MAP SHOWING LA CASCADA MINE AND TRENCHES CONDUCTED IN THE AREA	54
FIGURE 9.3	ENTRANCE TO THE LA CASCADA MINE	54
FIGURE 9.4	SECONDARY VEINLETS AT THE TERRONERA VEIN, INSIDE THE LA CASCADA MINE	55
FIGURE 9.5	AND FIGURE 9.6 PHOTOGRAPHS OF THE LA CASCADA MINE	55
FIGURE 9.7	GEOLOGICAL MAP OF THE RESOYADERO MINE	57
FIGURE 9.8	GEOLOGICAL MAP OF THE OTATES MINE	58
FIGURE 9.9	GEOLOGICAL MAP OF THE COPALES MINE	58
FIGURE 9.10	AND FIGURE 9.11 PHOTOGRAPHS OF THE QUITERIA WEST VEIN	59
FIGURE 9.12	PHOTOGRAPH SHOWING LOS CABLES PIT	59
FIGURE 9.13	PHOTOGRAPH SHOWING TRENCH IN THE QUITERIA WEST VEIN	59
FIGURE 9.14	MAP OF NEW VEINS DISCOVERED IN 2016	60
FIGURE 10.1	SURFACE MAP SHOWING COMPLETED DRILL HOLES (BLACK) IN THE TERRONERA AREA	71
FIGURE 10.2	LONGITUDINAL SECTION (LOOKING NORTHEAST) SHOWING THE INTERSECTION POINTS ON THE TERRONERA VEIN	72
FIGURES 10.3 &10.4	CROSS-SECTIONS THROUGH HOLES TR07-1, TR07-2 &TR07-3 AND TR14-1, TR14-2, TR14-3 &TR14-4 DRILLED TO TEST THE TERRONERA VEIN	72
FIGURES 10.5 &10.6	CROSS-SECTIONS THROUGH HOLES TR15-1 &TR15-2 AND TR17-1, TR17-2 &TR17-3 DRILLED TO TEST THE TERRONERA VEIN	73
FIGURES 10.7 &10.8	CROSS-SECTIONS THROUGH HOLES TR20-1, TR20-2, TR20-3 &TR20-4 AND TR22-1, TR22-2 &TR22-3 DRILLED TO TEST THE TERRONERA VEIN	73
FIGURE 10.9	SURFACE MAP SHOWING 2015 AND 2016 DRILL HOLES	82
FIGURE 10.10	DRILL INTERSECTIONS – LA LUZ VEIN	83
FIGURE 11.1	FLOWSHEET FOR TERRONERA CORE SAMPLING, PREPARATION AND ANALYSIS	86
FIGURE 12.1	TERRONERA DUE DILIGENCE SAMPLE RESULTS FOR GOLD: JUNE 2016	88
FIGURE 12.2	TERRONERA DUE DILIGENCE SAMPLE RESULTS FOR SILVER: JUNE 2016	88
FIGURE 12.3	PERFORMANCE OF CDN-FSM-7 FOR GOLD	92
FIGURE 12.4	PERFORMANCE OF CDN-FSM-7 FOR SILVER	92
FIGURE 12.5	PERFORMANCE OF CDN-ME-19 FOR GOLD	92
FIGURE 12.6	PERFORMANCE OF CDN-ME-19 FOR SILVER	93
FIGURE 12.7	PERFORMANCE OF CDN-ME-1302 FOR GOLD	93
FIGURE 12.8	PERFORMANCE OF CDN-ME-1302 FOR SILVER	93
FIGURE 12.9	PERFORMANCE OF CDN-GS-2Q FOR GOLD	94
FIGURE 12.10	PERFORMANCE OF CDN-GS-2Q FOR SILVER	94
FIGURE 12.11	PERFORMANCE OF CDN-ME-1408 FOR GOLD	94
FIGURE 12.12	PERFORMANCE OF CDN-ME-1408 FOR SILVER	95
FIGURE 12.13	PERFORMANCE OF CDN-ME-1307 FOR GOLD	95
FIGURE 12.14	PERFORMANCE OF CDN-ME-1307 FOR SILVER	95
FIGURE 12.15	PERFORMANCE OF BLANKS FOR GOLD	96
FIGURE 12.16	PERFORMANCE OF BLANKS FOR SILVER	97
FIGURE 12.17	PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR GOLD	98
FIGURE 12.18	PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR SILVER	99
FIGURE 12.19	PERFORMANCE OF INSPECTORATE CHECK ASSAYS FOR GOLD	100
FIGURE 12.20	PERFORMANCE OF INSPECTORATE CHECK ASSAYS FOR SILVER	101
FIGURE 14.1	AG GRADE SWATH PLOT ALONG STRIKE	127

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

FIGURE 14.2	AG GRADE AND TONNAGE COMPARISONS DERIVED FROM ID3 AND NN GRADE INTERPOLATION	128
FIGURE 16.1	TERRONERA MINE 1380 HAULAGE DRIFT, COMPOSITE PLAN	136
FIGURE 16.2	TERRONERA 1380 HAULAGE DRIFT, GENERAL INFRASTRUCTURE	137
FIGURE 16.3	TERRONERA PLAN VIEW, PORTAL BOXCUT	138
FIGURE 16.4	TERRONERA MINE DESIGN, ISOMETRIC DRAWING	139
FIGURE 16.5	TERRONERA MINE, HAULAGE DRIFT AND RAMP CROSS SECTION (5M X 5M)	140
FIGURE 16.6	TERRONERA CROSS SECTIONAL PROJECTION, MINING BLOCK M2	141
FIGURE 16.7	TERRONERA CROSS SECTIONAL PROJECTION, MINING BLOCK M3	142
FIGURE 16.8	TERRONERA CROSS SECTIONAL PROJECTION, MINING BLOCK M4	143
FIGURE 16.9	TERRONERA MINE LEVEL DEVELOPMENT, CROSS SECTION (4.5M X 4.5M)	144
FIGURE 16.10	TERRONERA MINE, LONGITUDINAL PROJECTION	145
FIGURE 16.11	TYPICAL MINING METHOD, CUT AND FILL	147
FIGURE 16.12	TERRONERA MINE, REPRESENTATIVE LEVEL DESIGN	148
FIGURE 16.13	‘TERRONERA MINE LONGITUDINAL PROJECTION, PILLARS, ROCK MASS QUALITY, FILL	157
FIGURE 16.14	‘TERRONERA MINE LONGITUDINAL PROJECTION, CRITICAL PATH DEVELOPMENT SEQUENCE’	162
FIGURE 16.15	‘TERRONERA MINE LONGITUDINAL PROJECTION, DEVELOPMENT SEQUENCE YEARS 1 TO 6’.	163
FIGURE 16.16	‘TERRONERA MINE LONGITUDINAL PROJECTION MINING SEQUENCE	169
FIGURE 16.17	‘TERRONERA MINE LONGITUDIAL PROJECTION, VENTILATION FLOW SCHEMATIC’	172
FIGURE 16.18	TERRONERA MINE VENTILATION PHASE 2 AIR FLOW	173
FIGURE 16.19	TERRONERA MINE VENTILATION PHASE 3 AIR FLOW	173
FIGURE 16.20	TERRONERA MINE LONGITUDINAL PROJECTION, ELECTRICAL LOAD	174
FIGURE 17.1	OVERALL PROCESS FLOW SHEET	177
FIGURE 20.1	AMEC FOSTER WHEELER 2017 MAP OF MINE SURFACE FACILITIES LAYOUT	189
FIGURE 20.2	ENVIRONMENTAL PERMITTING STEPS FOR MINING PROJECTS IN MEXICO	191
FIGURE 20.3	ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT	192
FIGURE 20.4	RETURN PERIOD STORM EVENT PRECIPITATION	199
FIGURE 20.7	AMEC FOSTER WHEELER 2017 MAP OF THE MONDEÑO TAILINGS STORAGE AREA MONITORING WELL LOCATIONS	205
FIGURE 22.1	AFTER-TAX ANNUAL AND CUMULATIVE CASH FLOW	233
FIGURE 22.2	AFTER-TAX NPV SENSITIVITY GRAPH	236
FIGURE 23.1	MINERA CIMARRON’S SANTA QUITERIA MINE IN THE SAN SEBASTIÁN DEL OESTE AREA	237
FIGURE 24.1	TERRONERA DEVELOPMENT SCHEDULE	240

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.0	SUMMARY

1.1	Introduction

Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare a Preliminary Feasibility Study (PFS) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The project was formerly known as the San Sebastián Project, however, in March, 2015, Endeavour formally changed its name to the Terronera Project and, on April 30, 2015, Endeavour Silver issued a Preliminary Economic Assessment (PEA) of the Terronera Project.

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Reserves, and Mineral Resources in Mexico. Since start-up in 2004, Endeavour Silver has posted numerous consecutive years of growth of its silver mining operations. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In May, 2016 Endeavour Silver acquired Oro Silver Resources Ltd. which owned the El Compas gold-silver mine property and held a five-year renewable lease on the 500tpd La Plata mineral processing plant in Zacatecas, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of April 3, 2017. The Mineral Resource and Mineral Reserve Estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and definitions, as required under NI 43-101 regulations.

In this report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession and separate surface lands on which the current exploration programs and proposed mining, processing, and tailings storage will be conducted.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages.

Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons (QPs) responsible for this report do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in this report reflect the QPs best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Mineral Reserve Estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, and the QPs conclusions and recommendations.

1.2	Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day - tpd), continues to operate in the district. The San Sebastián Properties acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

1.3	Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

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At present, the Terronera Project is comprised of 13 mineral concessions totaling 6,159 hectares (ha) and certain surface lands upon which mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totaling 3,388 ha were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retains a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

The annual 2016 concession tax for the San Sebastián Properties was 4,485,679 Mexican pesos (pesos), which is equal to US $224,283 at an exchange rate of 20 pesos to US $1.00 dollar.

1.4	History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

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As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

1.5	Geology and Mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6	Exploration Program

1.6.1	2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,600 (including property holding costs) was spent on exploration activities on the Terronera Project.

1.6.2	2011 Exploration Program

In 2011, exploration activities continued on the Terronera Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

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A total of US $2.25 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2011.

1.6.3	2012 Exploration Program

In 2012, exploration activities continued on the Terronera Project, primarily involving surface diamond drilling.

A total of US $3.46 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2012.

1.6.4	2013 Exploration Program

In 2013, exploration activities continued on the Terronera Project. Follow-up surface diamond drilling continued in the Terronera Vein area. Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas.

A total of US $3.94 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2013.

1.6.5	2014 Exploration Program

The 2014 exploration program included 6,250 m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera Vein.

The field activities included detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West Vein.

Endeavour Silver spent US $1.55 million mainly on diamond drilling.

1.6.6	2015 Exploration Program

In 2015, Endeavour Silver continued its drilling program on the Terronera property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2014 drill programs. Endeavour Silver completed a total of 6,133 m in 27 surface diamond drill holes at the Terronera Project in 2015 and was successful in meeting its objectives for the 2015 drilling program.

Endeavour Silver spent US $1.76 million mainly on diamond drilling.

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1.6.7	2016 Exploration Program

Endeavour Silver continued its drilling program on the Terronera property in 2016. The aim of the 2016 drilling program was to continue infill drilling within the Terronera Vein system and conduct exploration drilling on the La Luz Vein, located about 2,200 m northeast of the Terronera Vein. Endeavour Silver completed a total of 5,670 m in 19 surface diamond drill holes at the Terronera Project in 2016.

Endeavour Silver spent US $3.3 million mainly on diamond drilling.

1.6.8	2017 Exploration Program

Exploration and definition drilling is ongoing at the Terronera property and at the time of this report results for four drill holes on the Terronera Vein and seven drill holes on the La Luz vein have been received.

1.7	2013 Mineral Resource Estimate

The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this Mineral Resources Estimate is December 31, 2013.

1.8	2017 Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve Estimates presented in this PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017.

1.8.1	Cut-off Grade

The cut-off grade selected by Endeavour Silver for the Mineral Resource Estimate and Mineral Reserve Estimate is 150 g/t silver equivalent (AgEq).

See Section 14.12 for AgEq cut-off details based on prices of US $18/oz silver and US $1,250/oz gold,.

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A summary of the Mineral Resource at a cut-off grade of 150 g/t AgEq is given in Table 1.1

Table 1.1 Summary of the Terronera Mineral Resource at a Cut-off Grade of 150 g/t AgEq

Class	Tonnes (‘000’s)	Au g/t	Au k oz	Ag g/t	Ag k oz	AgEq g/t	AgEq k oz
Indicated	3,959	2.18	277	232.4	29,530	384.8	48,920
Inferred	720	1.48	34	308.9	7,153	412.5	9,533

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
3.	AgEq g/t = Ag g/t + (Au g/t x 70)
4.	Historical mined areas were depleted from the Terronera Vein wireframe.

A summary of the Mineral Reserve at a cut-off grade of 150 g/t AgEq is given in 1.2.

Table 1.2 Summary of the Mineral Reserve at a Cut-off Grade of 150 g/t AgEq*

Classification	Tonnes (‘000’s)	Ag g/t	Au g/t	AgEq g/t	Ag oz (‘000’s)	Au oz (‘000’s)	AgEq oz (‘000’s)
Probable	4,061	207	1.95	344	27,027	255	44,877

*See Section 15.1 for Mineral Reserve cut-off details

1.9	Mineral Processing and Metallurgical Testing

Resource Development Inc. (RDi) conducted locked and open cycle flotation testing for the Terronera Project at its metallurgical testing facility in Wheat Ridge, Colorado. The primary objectives of the test program were to develop the levels of recovery and final concentrate characteristics.

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A process comprised of a flotation circuit and cyanidation of a high grade cleaner scavenger (CST) tail flotation product was selected. The locked cycle flotation data developed indicate that production of a high grade gold and silver bearing second cleaner concentrate followed by cyanide leaching of the CST flotation product will enhance the precious metals overall recovery.

The flow sheet developed for Terronera includes two stage crushing coupled with closed circuit grinding to achieve a relatively coarse flotation feed grind size of 80 percent passing 200 mesh (75 microns).

The PFS is based on a 1,000tpd throughput in Years 1 and 2 expanding to 2,000tpd in Year 3. The project will produce a high grade concentrate and transport the CST flotation product to an off-site facility to be leached by others. The expected overall levels of recovery are:

•	Gold 74.71 percent
•	Silver 87.02 percent

Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.

1.10	Mining Methods

The principal mining method selected is mechanized cut and fill using trackless underground equipment, including scooptrams, haulage trucks and electric-hydraulic drill jumbos. The average mining width is estimated to be 4.4m and stope lifts will be mined from the bottom up.

A geomechanical study was carried out which included a geomechanical and hydrogeological site investigation program, domain definition, underground mine design input, and a groundwater inflow estimate. The recommendations from this study were implemented in the mine plan.

1.11	Recovery Methods

The mineral processing facility design throughput is 1,000 dry mtpd equivalent to 342,000 dry mtpy for Years 1 and 2 and 2,000 dry mtpd equivalent to 684,000 dry mtpy from Year 3. The life-of-mine (LOM) for the project is estimated at 7 years.

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The project comprises the following processing circuits:

•	Crushing plant (two stage - closed circuit)

•	Fine ore storage

•	Primary single grinding mill

•	Flotation Stages

o	Rougher & Scavenger

o	Two stage cleaning & Scavenger

•	Concentrate & CST sedimentation and filtration

•	Concentrate & CST storage and shipping

•	Tailings sedimentation

•	Reclaimed and fresh water systems

•	Filter plant

•	Dry stack filtered tailings storage facility (TSF)

Power will be provided by on-site generators in Year 1 and by CFE via a new 115kV power line beginning Year 2.

Fresh water will be pumped from the U/G mining operations to a fresh water tank and fed by gravity to the process plant, fire water system, potable water system, and water trucks.

1.12	Environmental Studies, Permitting, and Social Impact

The Terronera Project submitted in December, 2013 a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales).

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish that the tailings storage facility would be developed as a filtered tailings storage.

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A further modified MIA application to expand the Terronera process rate to 2,000tpd will be developed and submitted to SEMARNAT at a future date in anticipation of the proposed 2,000 tpd process phase for the project.

The Terronera Mine project will be required to be designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during mining operations and after mine closure.

The Terronera Mine tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera TSF design will accommodate approximately 2.0 million m3 of compacted tailings which provides a storage capacity, at process rates of 1,000tpd (Years 1 and 2) and 2,000tpd (Year 3 onwards), for the 7 years’ mine life plus 3 more years at 2,000tpd should the mine life be extended.

1.13	Capital and Operating Costs

The Terronera Project has an estimated initial capital cost of US$69.2 million. The estimated capital cost to expand to 2,000tpd in Year 3 is US$35.4million.

Average operating costs over the LOM of US$42.8 per tonne for mining, US$17.8 per tonne for processing, and US$6.9 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver’s current mine and process plant operations in Mexico.

1.14	Economic Analysis

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows that involve known and unknown risks, uncertainties, and other factors that may affect the actual results. These forward-looking projections, however, are based on assumptions the QPs believe are reasonable.

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An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are US$18/oz silver and US$1,260/oz gold.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, NPV, and IRR.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 21.2%

•	Project payback period 4.3 years

•	After-Tax Net Present Value (5% discount) of US$78,105,000

These key indicators describe a project whose base case is financially viable and which has considerable upside potential should metal prices improve or operating costs decrease.

1.15	Conclusions and Recommendations

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The QPs consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

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Based on a review of the Terronera Project and the encouraging results thus far, it is recommended that Endeavour Silver:

•	Continue exploratory drilling nearby mineralized bodies to extend the mine life

•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost US$25,000

•	Investigate the flotation of a bulk concentrate at a coarse grind using Hydrofloat to increase recoveries, provide savings in grinding, and enhance the stability of the TSF. Estimated cost US$45,000

•	Evaluate ore sorting techniques to upgrade the mill feed. Estimated cost US$5,000

•	Optimize the grinding circuit. Estimated cost US$35,000

•	Conduct more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model. Estimated cost US$25,000

•	Creating a 3D structural model. Estimated cost US$25,000

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost US75,000 plus drilling

•	Additional geomechanical logging should be completed to better define difference in structural trends around KP16-02. Estimated cost US$25,000

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost US$150,000

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•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost US$15,000

•

Update the domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective

•	Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the feasibility level analysis.

•	Refer to Table 16.2 for preliminary ground support recommendations for cut and fill stopes

1.16	Environmental

Amec Foster Wheeler recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Project Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20.

1.17	Further Studies

Given the risk-mitigating features of the Terronera Project and the positive results of the economic analysis, the QPs consider the project is ready to proceed to Feasibility Study.

The recommended budget to prepare a Feasibility study is US$1,200,000.

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2.0	INTRODUCTION

2.1	Issuer and Purpose of Report

Endeavour Silver Corp. (Endeavour Silver) is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production and Mineral Reserves and Mineral Resources in Mexico. Since start-up in 2004, Endeavour Silver has posted ten consecutive years of growth of its silver mining operations. In addition to the San Sebastián property, Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In May, 2016 Endeavour Silver acquired Oro Silver Resources Ltd. which owns the El Compas gold-silver mine property and holds a five-year renewable lease on the 500TPD La Plata mineral processing plant in Zacatecas, Mexico.

Endeavour Silver commissioned Smith Foster & Associates Inc. (SFA) to prepare a Technical Report at the level of a Preliminary Feasibility Study (PFS) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The purpose of this report is to provide an engineering design, cost estimates, and economic analysis to evaluate the potential viability of the project.

The project was known as the San Sebastián Project but, in March, 2015, Endeavour Silver formally changed the project name to the Terronera Project and, in April, 2015, issued a Preliminary Economic Assessment (PEA) for the Terronera Project. The term San Sebastián Property, in this report, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concessions on which the current exploration program and the proposed mining program will be conducted.

2.2	Sources of Information and Data

The following sources of information and data were used in preparing this report:

•	Personal inspections of the Terronera site and surrounding area
•	Technical information provided by Endeavour Silver
•	Technical and cost information provided by the Commission Federal de Electricidad (CFE) concerning power supply for the project

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•	Information provided by other experts with specific knowledge in their fields as described in Section 3 Reliance on Other Experts

•	Additional information obtained from public domain sources

•	Additional reports relevant to the study are listed in Section 27 References

2.3	Qualified Persons

The Qualified Persons responsible for this report and the dates of their visits to the Terronera Project site and surrounding area are as follows:

QP Name	Certification	Company	Dates of Site Visit	Section Responsibility
Peter J. Smith	P.Eng	Smith Foster & Associates Inc.	Sept 11 & 12, 2014 and Nov 10, 2016	Sections 1, 2, 3, 4, 5, 6, 18, 19, 21, 22, 24, 25, 26, 27
Eugenio Iasillo	P.E.	Process Engineering LLC	Sept 11 & 12, 2014 and Nov 10, 2016	Section 13, 17
Eugene Puritch	P.Eng. F.E.C.	P&E Mining Consultants Inc.	Sept 11, 2014	Co-author section 14, 15, 16, 21
Yungang Wu	P.Eng.	P&E Mining Consultants Inc.		Co-author section 14
David Burga	P.Geo.	P&E Mining Consultants Inc.	Sept 11, 2014, Oct 7, 2014 and June 14, 2016	Section 7 to 10 & 23. Co-author Section 4, 11, 12
Jarita Barry	P.Geo.	P&E Mining Consultants Inc.		Co-author section 11, 12
James Pearson	P.Eng.	P&E Mining Consultants Inc.		Co-author Sections 15, 16 & 21
Benjamin Peacock	P.Eng.	Knight Piésold	Sept 7-10, 2016 and Nov 30 to Dec 3, 2016	Co-author Section 16
Scott Fleming	P.E.	Amec Foster Wheeler	Sept 11 & 12, 2014 and Nov 10, 2016	Section 20

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2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. The exchange rate as of the report effective date of April 3, 2017 was approximately US$1.00 equal to MXP20.0 and US$1.00 equal to Can$1.35.

Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the abbreviations used throughout this report.

Table 2.1 List of Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Metre(s)	m
atomic absorption	AA	Mexican Peso	mxp
BSI Inspectorate	BSI	Life of Mine	LOM
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Manifestacion de Impacto Ambiental	MIA
Canadian National Instrument 43-101	NI 43-101	Milligram(s)	mg
Carbon-in-leach	CIL	Millimetre(s)	mm
Commission Federal de Electricidad	CFE	Million ounces	mo
Centimetre(s)	cm	Million tonnes	Mt
Construction management	CM	Million years	Ma
Copper	Cu	Minera Plata Adelente S.A. de C.V.	Minera Plata Adelente
Cubic feet per minute	cfm	Nearest Neighbor	NN
Day	d	Net present value	NPV
Degree(s)	o	Net smelter return	NSR

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Degrees Celsius	°C	North American Datum	NAD
Digital elevation model	DEM	Not available/applicable	n.a.
Dirección General de Minas	DGM	Ordinary Kriging	OK
Dollar(s), Canadian	$, CDN $	Ounces (troy)	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Endeavour Gold Corporation S.A de C.V.	Endeavour Gold	Parts per billion	ppb
Estudio Tecnico Justificative	ETJ	Parts per million (= g/t)	ppm
Global Positioning System	GPS	Potassium-Argon (referring to age date technique)	K-Ar
Gold	Au	Pounds per square inch	psi
Gram (1g = 0.001 kg)	g	Project management	PM
Grams per metric tonne	g/t	Qualified Person	QP
Greater than	>	Quality Assurance/ Quality Control	QA/QC
Hectare(s)	ha	Robust relative standard deviation	RSD
Horsepower	hp	Rock Quality Designation	RQD
Inches, 2.42 cm	in or (")	Second	s
Internal rate of return	IRR	Secretaria de Medio Ambientey Recursos Naturales	SEMARNAT
Inverse Distance Weighted	IDW	Silver	Ag
Kilogram(s)	kg	Specific gravity	SG
Kilometre(s)	km	Standard Reference Material	Standard
Kilovolt-amps	Kva	System for Electronic Document Analysis and Retrieval	SEDAR
Lead	Pb	Système International d’Unités	SI
Less than	<	Tonne (metric)	t
Litre(s)	l	Tonnes (metric) per day	t/d, tpd
Megawatt	MW	Universal Transverse Mercator	UTM
Metalurgica Guanaceví S.A. de C.V.	Metalurgica Guanaceví	Zinc	Zn

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3.0	RELIANCE ON OTHER EXPERTS

This Technical Report relies on reports and statements from legal and technical experts who are not Qualified Persons (QPs) as defined by NI 43-101. The QPs responsible for the preparation of this report have reviewed the information and conclusions provided and have determined that they conform to industry standards, are professionally sound, and are acceptable for use in this report.

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to the authors of this report up to and including the effective date of the report

•	Assumptions, conditions, and qualifications as set forth in this report

•	Data, reports, and other information supplied by Endeavour Silver and other third party sources

The QPs, while taking full responsibility for the contents of the report, recognize the support of:

•	Endeavour Silver’s staff in Mexico including: Henry Cari, Manager, Projects; Luis Castro, VP Exploration; Cesar Bonilla, Environmental Manager, and Nelson Peña, Manager, Planning and Engineering

•	PM Ingenieria y Construccion, S.A. de C.V. (PMICSA) for its engineering and cost estimating services

•	Ing. José Luis Razura González and Ing. Roberto Trujillo for their permitting and environmental services

Scott Fleming, P.E., of Amec Foster Wheeler, has fully relied upon, and disclaims responsibility for, the expert statements and representations submitted to SEMARNAT by:

•	Ing. José Luis Razura González in the process of achieving the October, 2014 SEMARNAT 500tpd MIA permit for the Project

•	The statements and representations of Ing. Roberto Trujillo for the February, 2017 1,500tpd amended MIA permit ,

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In reporting certain site investigation, site impact representations, and permitting entitlement aspects of the Environmental Studies, Permitting, Social Impact, and Mine Closure in Section 20 of this PFS report , Scott Fleming has not performed independent investigations to verify the reliability of the representations of Ing. Razura , Ing. Trujillo, their respective consulting entities or their associates.

The Trujillo study was submitted as MIA justification for the mine and process plant and as Amec Foster Wheeler is involved in only the tailings storage facility in the Mondeño area of the project, Amec Foster Wheeler did not participate in the generation of or the environmental justification to regulatory authorities of the Trujillo study. Amec Foster Wheeler requested and received a copy of the Consultoría Forestal y Ambiental MIA report generated by Ing. Roberto Trujillo for the mine and plant components of the project in April, 2017.

None of the authors of this report has researched or verified property title or mineral or land access rights for the Terronera Property and the authors of this report express no opinion as to the legal status of property ownership and rights as disclosed in Section 4 of this report. However, the authors have received a review of the mineral concession titles by the legal firm of Cereceres Estudio Legal, S.C. of Chihuahua, Mexico dated February 23, 2017 which supports Section 4.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Terronera Project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, as shown in Figure 4.1. The Project is near the town of San Sebastián del Oeste, which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between coordinates 20°39’45" and 21°02’30" north latitude and 104°35’00" and 104°51’00" west longitude (between UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north).

Figure 4.1 Terronera Project Location Map

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4.1	Ownership and Property Description

In February, 2010, Endeavour Silver acquired an option to purchase the Terronera silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

The Project is comprised of 13 mineral concessions (Table 4.1), totaling 6,159 ha. See Figure 4.2 for a concession map of the Terronera Project.

Figure 4.2 Terronera Project Claim Map

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The core group of 10 concessions was owned by IMMSA, totaling 3,388 ha. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the Terronera Properties from IMMSA. IMMSA retains a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver has also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

Table 4.1 Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession	Hectares
San Sebastián 4	211073	31/03/00 to 30/03/50	22.0000
San Sebastián 7	213145	30/03/01 to 29/03/51	166.0000
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600
San Sebastián 10	213548	18/05/01 to 17/05/51	16.0000
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2,808.8716
San Sebastian 10 Fracc. 1	238532	23/09/11 to 22/09/61	2,075.2328
San Sebastian 10 Fracc. 2	238533	23/09/11 to 22/09/61	2.9294
San Sebastián 17	243380	12/09/14 to 11/09/64	693.0000
		Total	6,159.0481

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The annual 2016 concession tax for the Terronera Properties was 4,485,679 Mexican pesos (pesos), which is equal to US $224,284 at an exchange rate of 20 pesos to US $1.00 dollar.

The Endeavour Silver concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican company. These concessions cover the active La Quiteria mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4.2.

P&E has not independently reviewed Endeavour Silver’s land tenure. P&E is reliant on information provided by the Company’s lawyers, including a copy of a legal opinion on the Property.

4.2	Mexican Regulations for Mineral Concessions

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers the production and work accomplished on the property between January and December of the preceding year.

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4.2.1	Licences, Permits and Environment

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de los Pinos) that provide access for exploration purposes. Table 4.2 summarizes the surface access rights as at September 30, 2014.

Table 4.2 Summary of Endeavour Silver’s Surface Access Rights

Owner	Validity	Term
Ejido Santiago de los Pinos	5 Years	07/11/2013 - 2018
Ejido Santa Ana	5 Years	14/10/2010 - 2015
Ejido San Sebastian	5 Years	27/01/2011 - 2016
Fernando Cervantes Gómez	5 Years	02/04/2011 - 2016
Ejido Santiago de los Pinos (La Terronera Mine Area)	25 Years	07/07/2014 - 2039
Mine Operations (El Portezuelo and El Mondeño)	25 Years	07/07/2014 - 2039

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA) for Exploration activities, the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In the third Quarter of 2013, an extension of this permit was requested, and by the end of the year it was renewed for 2 more years.

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In October, 2014, Endeavour Silver also received approval of its Manifestación de Impacto Ambiental, particular modality (MIA-P) for Exploitation activities for a 500tpd project with tailings reporting to a traditional slurry deposit, from the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to develop workings and activities related to mineral exploitation in accordance with all the Mexican environmental regulations. The permit was granted for 20 years.

A MIA modification was issued February 23, 2017 for an amended 1,500tpd project with drystack, or filtered tailings. An application for a 2,000tpd project is currently pending submittal to SEMARNAT.

A permit will be solicited for the handling, storage and use of explosives at the Terronera Project. SEDENA (Secretaria de Seguridad Nacional) is one of three review/issuing agencies for these permits, which must comply with the Federal Law for Firearms and Explosives. The other two reviewing agencies are the State of Durango and the local municipality. There are two distinct permits involved in these permissions:

1.	Explosives

2.	Detonators and Storage

There are regulations controlling the separation of explosives from other facilities and detonator storage. Suppliers for explosives must be authorized by SEDENA, and the handlers and mining company users of explosives must be trained in their use.

Endeavour Silver is currently working under existing environmental Mexican laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste (Terronera Project) area into a protected natural area. To-date, the local community has not allowed this to happen, since they are more in favour of resource development and the potential economic benefit, especially employment.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility and Local Resources

The Terronera Project is approximately 160 km due west of Guadalajara in Jalisco State and 40 km east of Puerto Vallarta. Access to Terronera is on paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the property itself and year round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have cut the transit time by vehicles from Puerto Vallarta to San Sebastián del Oeste to approximately 1 hour. San Sebastián del Oeste is also served by an airfield with a paved landing strip in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the Project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 with less than 1,000 people living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives regular tourist visits from nearby Puerto Vallarta.

5.2	Physiography and Climate

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figure 5.1 and Figure 5.2 are views of the topography surrounding Terronera.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean temperature is 18°C, with a maximum mean of 25.6°C and a minimum mean of 11.7°C. The wettest months are June through September. The Terronera project will operate continuously throughout the year.

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5.3	Infrastructure

Most of the labour required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in either Puerto Vallarta, Mascota, or Guadalajara.

Power supply to the Terronera Project is provided by the national grid operated by the Comisión Federal de Electricidad (CFE).

Figure 5.1 View of the Topography Surrounding the Town of San Sebastián

Photograph taken from 2012 Micon Technical Report

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Terronera Project. There is also cell phone service in the town of San Sebastián del Oeste. Figure 5.2 is a view of the town of San Sebastián del Oeste.

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Figure 5.2 View of the Town of San Sebastián del Oeste, Jalisco

Photograph taken from 2012 Micon Technical Report

The area covered by the San Sebastian Property is sufficiently large to accommodate open pit and underground operations, including ancillary installations. In summary, the Terronera Project area is considered advantageously situated with respect to potential future mine development due to its relatively undeveloped state, proximity to good road and air transport, and electrical grid systems and proximity to government, business and work force population centres.

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6.0	HISTORY

6.1	San Sebastian Del Oeste Mining District

The following section is summarized from Lewis and Murahwi (2013) and Munroe (2014). San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of foundries had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2013, the La Quiteria mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

San Sebastián del Oeste was declared a city in 1812 and reached a peak population of more than 20,000 people by 1900. At one time, it was the provincial capital and one of the gold and silver mining centres of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the founding of the city of Puerto Vallarta that supplied the mines with salt. The salt was taken by mules to San Sebastián del Oeste and other mines in the high sierras for use in the smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent to Spain.

6.2	Historical Exploration at Terronera

Historic exploration on the Terronera property by previous operators as described by Lewis and Murahwi (2013) is summarized in Table 6.1.

Endeavour Silver’s programs were initiated in 2010 following an option agreement with Industrias Minera México S.A. de C.V. (IMMSA) (also known as Grupo Mexico) and are described in Sections 9 and 10.

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Table 6.1 Summary of Historic Exploration on the San Sebastian Property

Year	Company/Person	Exploration
1921		After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales (CRM)	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de los Pinos. This worked eventually ended and many of the concessions were allowed to elapse.
Late 1980’s	IMMSA	Begins exploring in the San Sebastián del Oeste district.
1992- 1995	IMMSA

Detailed geological mapping and sampling of outcropping structures including the La Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines.

IMMSA

An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths. Drilling was suspended and quantification of mineral resources was not undertaken.

2010	Endeavour Silver/IMMSA	Endeavour Silver acquires option to purchase San Sebastian properties from Industrias Minera México S.A. de C.V. (IMMSA)

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6.3	Previous Mineral Resource Estimates

Lewis and Murahwi (2013) of Micon International conducted an audit of Endeavour Silver’s Mineral Resource Estimates at the Terronera Project (then called the San Sebastián Project) including the Animas-Los Negros, El Tajo, Real and Terronera Veins.

As of December 15, 2012, the Mineral Resource Estimate for the San Sebastian Project comprised Indicated Mineral Resources totaling 1,835,000 t at a grade of 193 g/t Ag and 1.17 g/t Au and Inferred Resources of 3,095,000 t at a grade of 196 g/t Ag and 1.39 g/t Au. The Terronerra Vein is the largest component of the Mineral Resource Estimate and was determined to contain Indicated Mineral Resources of 1,528,000 t at 192 g/t Ag and 1.30 g/t Au and Inferred Mineral Resources of 2,741,000 t at 194 g/t Ag and 1.50 g/t Au.

The San Sebastian Mineral Resource estimate utilized a 2D polygonal method for the Animas-Los Negros, El Tajo, and Real Veins and 3D block modeling for the Terronera Vein. Samples were capped at 524 g/t Ag and 2.38 g/t Au for the Animas-Los Negros, El Tajo, and Real Veins and 1,970 g/t Ag and 7.96 g/t Au for the Terronera Vein. The Mineral Resource Estimate utilized a bulk density of 2.5 t/m3 for all veins and a cut-off grade of 100 g/t AgEq based on metal prices of US$31/oz Ag and US$1,550/oz Au.

Munroe (2014) updated the San Sebastian Project Mineral Resource Estimate with additional drilling data. As of December 31, 2013, Munroe (2014) estimated the San Sebastian Project including the Animas-Los Negros, El Tajo, Real and Terronera Veins to contain Indicated Mineral Resources totaling 2,476,000 t at a grade of 229 g/t Ag and 1.08 g/t Au and Inferred Mineral Resources of 2,376,000 t at a grade of 175 g/t Ag and 1.66 g/t Au. The Terronerra Vein was estimated to contain Indicated Mineral Resources of 2,169,000 t at 233 g/t Ag and 1.16 g/t Au and Inferred Mineral Resources of 2,022,000 t at 169 g/t Ag and 1.86 g/t Au. Munroe’s parameters were similar to those reported for Lewis and Murahwi, except that the sample capping values were increased in the Terronera Vein to 2,070 g/t Ag and 7.96 g/t Au and the cut-off grade of 100 g/t AuEq was based on metal prices of US$24.20/oz for Ag and US$1,452/oz for Au.

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The reader is cautioned that P&E has not verified the Lewis and Murahwi (2013) and Munroe (2014) Mineral Resource Estimates relating to the Terronera Project (formerly known as the San Sebastian Project). Subsequent to the 2013 Mineral Resource Estimate, Endeavour Silver drilled an additional 49 surface holes and the Mineral Resource Estimates reported in the PEA issued April 30, 2015 incorporated these 49 surface holes.

6.4	Previous Production

There has reportedly been significant historical production from the San Sebastian del Oeste region spanning the period from 1566 when the Villa de San Sebastain was founded through to the early 20th century. The amount of silver production, however, is unknown since historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets (Lewis and Murahwi, 2013; Munroe, 2014).

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The mining district of San Sebastián del Oeste is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide, and hosts the majority of Mexico’s gold and silver deposits. The volcanic belt is one of the world’s largest epithermal precious metal terrains.

The oldest rocks in the southern part of the Sierra Madre Occidental are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude coeval volcano-sedimentary units of late Eocene to Miocene age.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks deposited between 45 and 115 Ma that are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Lewis and Murahwi 2013 and references therein). The volcanic rocks of the San Sebastián cinder cone field, are dated at 0.48 to 0.26 Ma, and are characterized by distinct, high potassium, alkalic compositions and were extruded within the Tepic-Zacoalco Graben which bounds the andesitic stratovolcanoes located to the north and northeast.

The area has been affected by a strong tectonic activity during the Cretaceous to Recent. This activity has resulted in regional northwest-southeast striking transcurrent faults associated with movements of the northern portion of the Jalisco Block.

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Figure 7.1 Geology of the San Sebastian del Oeste Area

Source: Lewis and Murahwi (2013) and references therein.

7.2	Property Geology

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The San Sebastián del Oeste area and the Terronera Project is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the middle to lower Cretaceous, Lower Volcanic Group of the Sierra Madre Occidental geological province. This volcano-sedimentary sequence consists of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

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The sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic granodiorite intrusions. This magmatism gave rise to andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites, and basalt which are host to the epithermal veins in the district. A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic alkaline composition.

Figure 7.2 Terronera Property Geology Showing Location of the Mineralized Veins

Source: Endeavour Silver, 2015.

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7.3	Deposit Geology

As documented in Section 14 of this report, the silver-gold with associated base metal mineralization in the Terronera epithermal veins occurs in structurally controlled quartz and quartz breccia veins. The principal Terronera vein has been traced by drilling for 1.5 km on strike and from surface to the maximum depth of drilling at 546m. The Terronera vein strikes at approximately 145o and dips 80o east.The true width of the principal Terronera vein ranges from 1.5m to 16m and averages 3.9m. In addition to the main Terronera vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks and associated shales and their metamorphic counterparts (Lewis and Mulahwi, 2013; Munroe, 2014).

7.4	Structure

The more important mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system. An extensive, second order, east-west structural trend is related to extension caused by sinistral movement on the primary structures.

7.5	Mineralization and Alteration

The following section is primarily summarized from Lewis and Mulahwi (2013) and Munroe (2014). In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. Illite, sericite and adularia are characteristic alteration assemblages that typically occur in the veins and in the vein wall rocks. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour indicative of a low temperature environment.

Metallic minerals include galena, argentite and sphalerite associated with gangue constituents of quartz, calcite and pyrite. Munroe (2014) reports that elevated Ag and Au values from 2011 sampling of underground workings in the Terronera vein were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

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Geologic information and field observations indicate that the San Sebastián hydrothermal system is preserved over an elevation difference of 1,200m. The known mines contain polymetallic sulphide mineralization in wide vein structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

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8.0	DEPOSIT TYPES

As documented by Lewis and Murahwi (2013) and Munroe (2104), the San Sebastián del Oeste silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300m to 500m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite, and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source.

Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8.1 Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System

Source: From Lewis and Murahwi (2013) and references therein

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9.0	EXPLORATION

9.1	Exploration 2010 – 2013

The exploration programs conducted by Endeavour Silver between 2010 and 2013 are summarized below. Further details on these exploration programs can be found in Lewis and Murahwi (2012), Lewis and Murahwi (2013) and Munroe (2014).

9.1.1	2010 Exploration Program

Endeavour Silver commenced exploration activities on the Terronera Project in 2010. Initial work included data compilation, field mapping, and sampling.

During 2010, surface mapping was completed on the Real Alto in the southern part of the project. Several quartz veins were discovered on the surface in the Real Alto area, most significantly the Real, Animas-Los Negros, El Tajo, and La Escurana Veins.

A total of 1,004 rock and soil samples were collected in 2010, mainly from the historic mines in the San Sebastián del Oeste district. A soil geochemistry survey was conducted over the Real Alto zone to delineate potentially buried veins in the area and to map and sample any veins exposed on surface. A total of 735 soil samples were collected in the Real Alto area.

9.1.2	2011 Exploration Program

Exploration activities in 2011 included geological mapping, rock chip sampling, topographic surveying, and diamond drilling. Mapping and sampling of structures in the Santiago de los Pinos area, including El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla, and La Ermita Areas, were conducted. In early 2011, mapping and sampling was also carried out on the Terronera Vein near the town of San Sebastián del Oeste. In late 2011, mapping and sampling was conducted in the La Luz area and the Los Reyes area.

The Terronera Vein (Figure 9.1) is comprised of mainly white, opaque quartz with calcite white clays and iron oxides. Banded textures and boxworks after pyrite are locally present. The vein trends NW 60o up to NW 50o, dipping steeply to the northeast. The vein is up to 12m wide in the northwest and pinches down to less than 1m in the southeast. At least two mineralizing events were observed in the Terronera Mine with faulting being associated with both mineralizing events.

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The Terronera Vein has been mined in four separate underground workings: the Salto mine to the northwest, the Santa Gertrudis and El Hundido mines to the southeast, and the Terronera mine in the centre.

The Terronera Vein is moderately to strongly brecciated in the El Salto mine area and measures up to 4m wide. The vein is not well exposed and is hosted in andesite. Several post-mineralization faults are present with widths up to 1m. The crosscut in the mine was drained but the workings were not completely accessible.

The Santa Gertrudis mine was caved in and inaccessible.

The El Hundido mine has a similar trend and dip as seen in the Terronera Vein and the vein width reaches up to approximately 9m. Rock chips returned significant assays up to 494 g/t Ag and 0.40 g/t Au over 1.1m.

Wall and roof samples were collected every 3m, depending on the presence of quartz veins, in the La Terronera Mine. Rock chip samples from the Terronera Mine returned assay values up to 1,720 g/t Ag and 2.09 g/t Au over 0.5m and 943 g/t Ag and 0.46 g/t Au over 0.8m.

9.1.3	2012 and 2013 Exploration Programs

In 2012, the primary exploration activity on the Terronera Project was surface diamond drilling.

Endeavour Silver continued drilling in 2013 and also conducted geological mapping, trenching, and sampling on the Terronera South and Quiteria West area. Work on the Terronera South area was done between August and November, 2013. A total of 315 rock samples (including samples collected during trenching) were analyzed.

Topographical surveys of old trenches were conducted SW of the Hundido until the La Zavala Zone, which is the continuity of the Terronera Vein, including San Simon, El Madroño, La Perdida, La Esperanza, La Providencia, and La Zavala mines. The structure hosted a 6-8m wide quartz vein with MnOx, mixed with banded sulphides with red sulphosalts of silver and quartz druses and FeOx. The Terronera Vein was traced near the La Esperanza Mine for approximately 60m.

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The 2013 trenching program included 6 trenches and 25 samples taken from Terronera, 5 trenches and 33 samples taken from Pabellon, and 13 trenches and 71 samples taken from Zavala.

Figure 9.1 Exploration Targets in the Terronera Project Area

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9.2	Exploration 2014

In 2014, exploration activities primarily involved surface mapping, sampling and diamond drilling in the Terronera (Santa Quiteria) area.

9.2.1	Surface Geological Mapping and Sampling

As at September, 2014, geological mapping, trenching and sampling was conducted by Endeavour Silver in the Terronera Project at the Terronera North and Quiteria West areas.

Terronera North

During February and March, geological mapping, trenching, and sampling was conducted in the Terronera North area. A total of 242 rock samples (including samples collected on trenches) were collected and submitted for assays. There were no significant assay values from the trenching program.

In this area rock exposures with significant quantities of quartz were mapped. During this mapping, an old flooded working was located. A trench was made in order to drain the tunnel. This working, around 100m long, belonged to the La Cascada Mine (Figure 9.2), a shaft was also located in the area.

The La Cascada Mine was surveyed, the host rock consisted of Rhyolitic/Rhyodacitic Tuff, strongly silicified, with live Pyrite, weakly propilitized; near the vein presents FeOx + MnOx with traces or gray sulphides. Also presents stalactites of CaCO3 by dissolution.

The trend at the beginning of the structure is NW 75º/Vertical, with around 3 m width, with gray sulphides + FeOx + MnOx; then presents a stockwork / hydrothermal breccia with FeOx + MnOx (with gray sulphides) + live Pyrite and in box work, in which there is a fault of 1.5m width trending NW 65º/84º SW, possibly the real trend of the quartz vein.

There are veinlets of <0.2m width, with FeOx + MnOx + visible gray sulphides, in traces, disseminated and/or mm bands, which corresponds to subsequent veinlets to the Terronera Vein and with mineral.

The trenching program included Terronera NW, where a total of 10 trenches were completed with 129 samples.

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Figure 9.2 Surface Map showing La Cascada Mine and Trenches Conducted in the Area

Figure 9.3 Entrance to the La Cascada Mine

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Figure 9.4 Secondary Veinlets at the Terronera Vein, inside the La Cascada Mine

Figure 9.5 and Figure 9.6 Photographs of the La Cascada Mine

Quiteria West

During January through April, geological mapping, trenching, and sampling was conducted in the Quiteria West area. A total of 431 rock samples (including samples collected on trenches) were collected and submitted for assays.

In the area were located some “windows” of Quartz veins / Hydrothermal Breccias inside rhyolitic volcanic rocks and/or porphyritic andesites.

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The extension is greater than 500m long; there are zones with Quartz veins with different directions: NW 75º/75º SW, NE 25º/80º NW, SE 65º/75º SW and E-W/Vertical.

In the Quiteria West area, between the Point 1 and sample ESA1159, the width of the structure is around 25m and consisted of Quartz and/or Hydrothremal Breccia, with FeOx + MnOx and traces of sulphides.

Prospecting of the East part of the structure was also conducted, in the area were some “catas” and 4 old workings were located which follows the trace of the Quiteria Vein, some of them at the hanging wall and others at the footwall. The preferential trend of the vein is NW 75º to E-W, dipping 60º to 85º S.

In the Resoyadero Mine (Figure 9.7), with 75m of strike length and > 15m width, the structure is presented as a Quartz (crystalline-minor milky) Vein, with FeOx + MnOx + live and in box work Pyrite; the sulphides are mainly Pb, which are more visible in the Cross Cut E-E’; the trend of the structure is E-W/82ºS.

The structure ends in a strong Fault, with a Quartz Vein and a Quartz Vein / Hydrothermal Breccia of 4m width, with similar characteristics to the previous one. At the End of the mine there is a Stockwork, with FeOx + MnOx + live Pyrite.

In the Otates Mine (Figure 9.8), the structure has a 25m strike length and >25m width on surface. The structure consisted of a Quartz (crystalline to milky) Vein, with FeOx + MnOx + live and box work Pyrite; with traces of gray Sulphides, possible Ag; with a Fault in the entrance of the working, with a trend of EW/65ºS.

Other old workings were also located in the area. The smallest were 3-20m deep but some, such as the Los Cables Pit, were around 22m deep (Figure 9.12) .

The ZP3 mine (with a 5.3m length and a structure >25m) the structure is presented as a Quartz (crystalline) Vein, with FeOx + MnOx (minor), no visible sulphides, weak to moderate acidity, weak argillization.

In the Los Copales mine (Figure 9.9), with an approximate length of 18m and a structure on surface >25m, the structure is presented as a Quartz (crystalline to milky) Vein, with FeOx + MnOx + Pyrite in box work, no visible sulphides, moderate acidity, parts with blade texture. Local trend E-W/75ºS.

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The zone of the La Zopilota Mine was also cleared; with a vein of Quartz (crystalline), with iron and manganese oxides.

The trenching program includes:

•	Quiteria West (West Part): A total of 11 trenches were completed with 61 samples. There were no significant intersections in these trenches.
•	Quiteria West (East Part): A total of 16 trenches were completed with 176 samples. There were no significant intersections in these trenches.

Figure 9.7 Geological Map of the Resoyadero Mine

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Figure 9.8 Geological Map of the Otates Mine

Figure 9.9 Geological Map of the Copales Mine

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Figure 9.10 and Figure 9.11 Photographs of the Quiteria West vein

Figure 9.12 Photograph showing Los Cables pit

Figure 9.13 Photograph showing trench in the Quiteria West vein

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9.3	Exploration 2015

The only exploration done at Terronera in 2015 was the drilling summarized in Section 10.

9.4	Exploration 2016

Endeavour Silver conducted a surface exploration program in 2016. Several thousand samples were collected and analysis revealed the vein system to extend over a 7 km by 7 km area and identified nine additional veins in the northern half of the property (Figure 9.14) . The exploration program confirmed that high-grade, low sulphidation epithermal silver-gold mineralization is present in many of the veins. Peak assay values from five of the new veins are presented in Table 9.1. Silver equivalents are calculated using a ratio of 70:1 silver: gold.

Figure 9.14 Map of New Veins Discovered in 2016

Source: www.edrsilver.com

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Table 9.1 Terronera Surface Exploration Sampling Program – Peak Values 2016

Vein	Sample No.	Au (g/t)	Ag (g/t)	AgEq
Las Coloradas	17540	6.41	2,880	3,329
	17542	0.59	850	891
	17543	1.52	1,005	1,111
	17555	0.13	294	303
	17559	0.25	282	300
Los Reyes	15808	0.10	585	592
	15813	1.93	393	528
	15814	0.99	562	631
	15875	1.42	630	729
	17259	4.03	1,050	1,332
	17264	0.73	743	794
	17302	1.94	575	711
La Ermita	15261	0.13	398	407
	15358	0.88	506	568
	15359	0.48	387	421
	15361	0.55	290	329
	15367	0.37	423	449
	15369	0.43	1,355	1,385
	15470	0.13	342	351
El Padre	14223	0.87	135	196
	14061	10.10	148	855
	14208	0.58	174	215
	14226	0.52	227	263
	14229	1.97	315	376
	14207	0.73	325	376
	14221	0.66	358	404
La Luz	12840	20.70	506	1,955
	12832	5.31	555	927
	14019	0.52	564	600
	12836	6.82	567	1,044
	12862	7.81	576	1,123
	12837	5.70	589	988
	12838	26.70	763	2,632
	12833	11.15	763	1,544
	12808	8.09	818	1,384
	12907	7.40	951	1,469

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10.0	DRILLING

10.1	Drilling 2011 - 2013

The drill programs conducted by Endeavour Silver between 2011 and 2013 are summarized below. Further details of these drill programs can be found in Lewis and Murahwi (2012), Lewis and Murahwi (2013) and Munroe (2014).

10.1.1	2011 Drilling Program

In 2011, Endeavour Silver commenced a surface diamond drilling program on prospective targets within the Terronera Project. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros, El Tajo and Real Veins, and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine.

By mid-December, 2011, the company had completed 7,688.25m of drilling in 36 surface diamond drill holes on the Terronera Project. A total of 2,980 diamond drill core samples were analyzed.

Drilling identified the Animas-Los Negros vein in the Real el Alto area (Figure 10-1), which was found to be one vein, offset by faulting. The vein is principally hosted in rhyolite and is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated dark grey and blue sulphides. Highlights include 132 g/t Ag and 1.02 g/t Au over a 3.2m true width in hole LN07-1, 144 g/t Ag and 1.21 g/t Au over a 3.6m true width in hole LN08-1 and 258 g/t Ag and 0.61 g/t Au over a 4.5m true width was returned for hole LN09-1.

The 2011 drill program also outlined new Mineral Resources on the El Tajo Vein area. El Tajo is believed to be either a brecciated quartz +/- calcite vein or a stockwork zone with weak to moderate veinlets and disseminations of fine pyrite and traces of galena and possible silver sulphides (possibly argentite). Drilling highlights in the El Tajo vein include 107 g/t Ag and 0.10 g/t Au over 1.6m true width within hole TA03-1 and 169 g/t Ag and 0.63 g/t Au over a 3.0m true width in hole TA04-1.

New Mineral Resources were also outlined on the Real Vein, which is located to the northeast of the Animas-Los Negros and El Tajo veins. The Real Vein is mainly comprised of white quartz which is intensely oxidized with both iron and manganese oxides in places. Base metal sulphides and traces of dark grey sulphides were observed locally. The Real vein is also characterized by hydrothermal breccias and stockworks of narrow quartz veinlets in some intercepts. The most significant intercept for the Real Vein was in hole RE04-1 which returned 320 g/t Ag and 0.74 g/t Au over a true width of 2.6m.

Drill holes were also advanced on the La Esurana Vein and in the La Luz area, but did not return significant gold or silver mineralization.

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10.1.2	2012 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2011 drill program. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real Veins, and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine, and the Terronera Vein. Endeavour Silver completed 13,237.10m of drilling in 32 diamond drill holes on the Terronera Property. A total of 3,118 samples were collected for analysis.

Drill holes advanced on the Animas-Los Negros Vein were successful in intercepting the mineralized zone at depth. These drill holes also passed through the La Escurana Vein in the upper part of each drill hole. The Escurana vein is located in the southernmost part of the Real el Alto area. Two holes were advanced on the Real Vein but did not return significant intersections. Only one hole was drilled on the Quiteria Vein in the La Luz area. The only intersection of note was 15 g/t Ag and 0.02 Au over 5.2m in hole QT05-2.

The 2012 drill program discovered a new, high grade, silver-gold mineralized zone in the Terronera Vein. The Terronera Vein mainly consists of brecciated to massive quartz +/- calcite, locally banded and sugary-textured. Sulphide content is typically <1% and predominately fine-grained pyrite. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Minor faulting with clay and reworked vein and wall rock material is also often associated with the Terronera Vein.

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Drilling highlights in the Terronera Vein include 1,489 g/t Ag and 0.85 g/t Au over a 5.66m true width in hole TR02-1 and 500 g/t Ag and 1.15 g/t Au over an 11.48m true width in hole TR12-1. Hole TR09-1 yielded 650 g/t Ag and 1.17 g/t Au over a 5.50m true width and 519 g/t Ag and 0.47 g/t Au over a 9.02m true width.

10.1.3	2013 Drilling Program

Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2012 drill program. Drilling in 2013 focused on the Terronera Vein area.

Endeavour Silver completed 8,573.5m of drilling in 30 drill holes in 2013. The 2013 program was successful in expanding and connecting the two high grade silver-gold mineralized zones, the Central area and the El Hundido areas, in the Terronera Vein.

Drilling highlights from the Terronera Vein include 122 g/t Ag and 2.00 g/t Au over a 5.90m true width in hole TR02-5, 507 g/t Ag and 1.36 g/t Au over a 6.66m true width in hole TR03-1, 915 g/t Ag and 2.33 g/t Au over a 2.47m true width in hole TR03-5 (including 5,580 g/t Ag and 15.85 g/t Au over a 0.27m true width), 646 g/t Ag and 1.11 g/t Au over a 5.03m true width in hole TR07.5 -1 (including 1,650 g/t Ag and 1.82 g/t Au over a 1.04m true width) and 583 g/t Ag and 0.79 g/t Au over an 8.41m true width in hole TR08.5 -1 (including 4,420 g/t Ag and 2.46 g/t Au over a 0.47m true width).

10.1.4	2014 Drilling Program

In 2014, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2013 drill programs. Endeavour Silver was successful in meeting its objectives for the 2014 drilling program.

As at September 2014, Endeavour Silver completed a total of 8,204.20m in 27 surface diamond drill holes at the Terronera Project. A total of 2,470 samples were collected and submitted for assays. Surface exploration drilling conducted during 2014 is summarized in Table 9.1.

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Table 10.1 Terronera Surface Exploration Drilling Activities in 2014

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Terronera	27	8,204.20	2,470

Surface diamond drilling was conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada. Energold Mexico and Energold do not hold any interest in Endeavour Silver and are independent of the company.

Early May, 2014, follow-up surface diamond drilling resumed on the Terronera area, using two man-portable drill rigs and one skid mounted drill rig (CS14) all provided by Energold. At the end of September, Endeavour Silver had completed a total of 8,204.20m in 27 holes (Table 10.2 and Figure 10.1) .

Table 10.2 2014 Drill Hole Summary for the Terronera Surface Diamond Drilling Program

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
TR20-1	230º	-45º	HQ/NQ	255.35	03/05/2014	09/05/2014
TR20-2	230º	-60º	HQ/NQ	329.40	10/05/2014	20/05/2014
TR20-3	230º	-68º	HQ/NQ	295.85	20/05/2014	29/05/2014
TR22-1	230º	-67º	HQ	216.55	30/05/2014	04/06/2014
TR22-2	230º	-55º	HQ	129.60	05/06/2014	07/06/2014
TR21-1	182º	-45º	HQ	97.60	07/06/2014	09/06/2014
TR23-1	283º	-45º	HQ	163.15	09/06/2014	13/06/2014
TR20-4	230°	-45°	HQ	94.75	13/06/2014	15/06/2014
TR17-2	237º	-60º	HQ/NQ	286.70	16/06/2014	24/06/2014
TR4S-1	230º	-68 º	HQ	317.60	14/06/2014	27/06/2014
TR17-3	237°	-74°	HQ	344.50	24/06/2014	07/07/2014
TR2S-1	228 º	-45º	HQ / NQ	318.15	28/06/2014	07/07/2014
TR39-1	230°	-49°	HQ	535.75	27/06/2014	10/07/2014

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TR37-1	204°	-45º	HQ	393.45	10/07/2014	19/07/2014
TR18-2	268°	-64°	HQ	289.75	08/07/2014	21/07/2014
TR2S-2	228 º	-65º	HQ/NQ	297.20	08/07/2014	21/07/2014
TR16-2	199°	-66°	HQ/NQ	263.80	21/07/2014	27/07/2014
TR35-1	172º	-45º	HQ	465.20	19/07/2014	27/07/2014
TR38-1	212º	-61º	HQ-BT	456.45	27/07/2014	04/08/2014
TR2S-3	228º	-77º	HQ/NQ	245.40	21/07/2014	07/08/2014
TR15-2	230°	-65º	HQ/NQ	240.90	28/07/2014	08/08/2014
TR14-2	233°	-45°	HQ	248.60	08/08/2014	15/08/2014
TR41-1	252°	-45º	HQ	477.75	04/08/2014	16/08/2014
TR14-3	233º	-70º	HQ	367.50	15/08/2014	24/08/2014
TR22-3	229º	-54º	HQ	372.50	19/08/2014	26/08/2014
TR07-3	200°	-70°	HQ	377.45	10/08/2014	28/08/2014
TR14-4	233°	-56º	HQ	323.30	24/08/2014	30/08/2014
Total				8,204.20

The 2014 exploration drilling program was conducted with the objective to continue defining the high grade silver-gold mineralized body between sections TR-4S through TR-41, primarily on the Central Part (between sections TR-07 through TR-23).

The Terronera Vein intercepted in drill holes mainly consists of brecciated to massive quartz +/- calcite, translucent to milky white in colour, locally banded and sugary-textured. Vugs filled with drusy quartz crystals are observed in places. Sulphide content is typically <1%, occurring either as disseminations or very thin bands. Sulphides are predominately fine-grained pyrite. Traces of other dark grey sulphides, possibly argentite, are also present. Relict pyrite and hematite line cavities and boxworks in some vein intercepts. The vein is often weak to moderately oxidized with mainly hematite and manganese oxides in fractures. Hydrothermal breccia or strongly fractured intervals with either fragments or horses of brecciated and quartz-stockworked rhyodacite are common. Minor faulting with clay and reworked vein and wallrock material is also often associated with the Terronera Vein.

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The host rock is mainly propylitized rhyodacite, weak to moderately silicified in places, with minor narrow quartz stock veinlets associated with the more strongly silicified zones. Oxidation, primarily on fractures, is common, especially in shallower holes.

Drilling highlights for Terronera Vein included 499 g/t Ag & 1.4 g/t Au over 2.6m true width (including 1,660 g/t Ag & 1.3 g/t Au over 0.2m true width) in hole TR07-3; 345 g/t Ag & 0.8 g/t Au over 6.3m true width (including 1,440 g/t Ag & 1.0 g/t Au over 0.5m true width) in hole TR14-3; 301 g/t Ag & 0.7 g/t Au over 6.7m true width (including 1,250 g/t Ag & 1.4 g/t Au over 0.4m true width) in hole TR15-2; 788 g/t Ag & 0.8 g/t Au over 3.8m true width (including 3,620 g/t Ag & 2.0 g/t Au over 0.7m true width) in hole TR17-2; 106 g/t Ag & 5.5 g/t Au over 3.2m true width in hole TR20-1; 272 g/t Ag & 8.5 g/t Au over 3.0m true width in hole TR20-2; 105 g/t Ag & 5.0 g/t Au over 2.6m true width in hole TR21-1; 121 g/t Ag & 3.3 g/t Au over 16.0m true width in hole TR23-1. Also significant results returned for HWTRV1 (101 g/t Ag & 4.3 g/t Au over 8.2m true width in hole TR21-1; 114 g/t Ag & 3.9 g/t Au over 4.1m true width in hole TR22-2; 107 g/t Ag & 1.9 g/t Au over 7.9 m true width in hole TR23-1).

Drilling results are summarized in

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Table 10.3 and the Terronera Vein intercepts are shown on the longitudinal section in Figure 102.

Figures 10.3 through 10.8 depict typical cross-sections showing several of the holes drilled to test the Terronera Vein structure in the Terronera Project.

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Table 10.3 Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Terronera Vein Area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag(g/t)	Au (g/t)
TR07-3	Terronera	300.65	304.95	4.30	2.65	499	1.37
	Including	301.65	301.95	0.30	0.18	1660	1.32
TR14-2	Terronera Vein	181.30	182.40	1.10	0.93	38	0.22
	Terronera Composite	180.40	182.40	2.00	1.70	295	0.29
	Including	180.40	180.70	0.30	0.25	1750	1.01
TR14-3	Terronera Vein	290.25	301.65	11.40	6.86	320	0.82
	Terronera Composite	290.25	300.70	10.45	6.29	345	0.84
	Including	291.90	292.80	0.90	0.54	1440	0.97
	FW Terronera Projection	322.10	325.45	3.35	2.15	2	0.02
TR15-2	Hw Terronera (HWTRV2)	147.75	154.95	7.20	5.27	388	0.65
	Including	150.65	151.05	0.40	0.29	857	1.10
	Terronera Vein	168.95	175.00	6.05	3.56	204	0.76
	Terronera Composite	168.95	180.40	11.45	6.73	301	0.73
	Including	179.70	180.40	0.70	0.41	1250	1.37
TR16-2	Hw Terronera	164.70	165.35	0.65	0.46	58	0.84
	Hw Terronera Composite	163.00	165.35	2.35	1.66	21	0.31
	Terronera Vein	202.95	224.65	21.70	11.50	138	1.20
	Terronera Composite	219.60	223.00	3.40	1.80	695	1.86
	Including	219.60	220.40	0.80	0.42	2230	5.63
TR17-2	Terronera Vein	140.30	143.70	3.40	2.45	181	0.60
	Terronera Composite	139.35	144.60	5.25	3.78	788	0.79
	Including	139.35	140.30	0.95	0.68	3620	2.03
TR18-2	Hw Terronera (HWTRV2)	175.55	177.80	2.25	1.56	283	0.87
	Hw Terronera Composite	174.70	178.75	4.05	2.81	206	0.58
	Including	175.55	175.85	0.30	0.21	1185	3.39
	Terronera Vein	243.00	248.75	5.75	2.88	108	6.55
	Terronera Composite	240.75	248.75	8.00	4.00	91	5.23
	Including	246.40	247.05	0.65	0.33	197	18.55
TR20-1	Hw Terronera (HWTRV1)	116.40	128.55	12.15	10.07	76	3.24
	Hw Terronera Composite	118.55	128.55	10.00	8.29	80	3.84
	Including	126.25	127.00	0.75	0.62	229	12.35
	Terronera Vein	181.90	187.90	6.00	5.35	74	3.37
	Terronera Composite	182.20	185.80	3.60	3.21	106	5.51
	Including	184.25	185.15	0.90	0.80	121	7.08

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TR20-2	Hw Terronera (HWTRV1)	155.65	159.60	3.95	2.64	61	2.97
	Including	155.65	157.00	1.35	0.90	80	3.53
	Terronera Vein	207.80	215.50	7.70	6.31	134	4.11
	Terronera Composite	207.80	211.50	3.70	3.03	272	8.50
	Including	207.80	208.90	1.10	0.90	222	15.20
TR21-1	Hw Terronera (HWTRV1)	57.65	68.35	10.70	7.43	111	4.53
	Hw Terronera Composite	57.65	69.50	11.85	8.23	101	4.29
	Including	62.50	64.00	1.50	1.04	263	11.60
	Terronera Vein	85.40	89.45	4.05	2.60	105	5.04
	Including	88.45	89.45	1.00	0.64	163	7.57
	Old Working	89.45	97.60	Old Working
TR22-2	Hw Terronera (HWTRV1)	45.75	53.25	7.50	5.75	74	4.29
	Hw Terronera Composite	43.45	48.80	5.35	4.10	114	3.89
	Including	45.75	48.80	3.05	2.34	115	6.04
	Terronera Vein	72.15	80.10	7.95	6.09	80	3.18
	Including	79.30	80.10	0.80	0.61	322	14.30
TR23-1	Hw Terronera (HWTRV1)	49.70	54.45	4.75	3.05	49	4.55
	Hw Terronera Composite	49.70	62.00	12.30	7.91	107	1.94
	Including	51.85	54.45	2.60	1.67	48	5.16
	Terronera Vein	77.85	99.05	21.20	12.76	126	4.08
	Terronera Composite	77.85	104.50	26.65	16.04	121	3.33
	Including	91.00	92.50	1.50	0.90	213	12.25

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Figure 10.1 Surface Map Showing Completed Drill Holes (black) in the Terronera Area

(Source: edrsilver.com)

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

Figure 10.2 Longitudinal Section (Looking Northeast) Showing the
Intersection Points on the Terronera Vein

(Source: edrsilver.com)

Figures 10.3 & 10.4 Cross-Sections through holes TR07-1, TR07-2 & TR07-3 and
TR14-1, TR14-2, TR14-3 & TR14-4 Drilled to test the Terronera Vein

(Source: edrsilver.com)

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

Figures 10.5 & 10.6 Cross-Sections through holes TR15-1 & TR15-2 and
TR17-1, TR17-2 & TR17-3 Drilled to test the Terronera Vein

(Source: edrsilver.com)

Figures 10.7 & 10.8 Cross-Sections through holes TR20-1, TR20-2, TR20-3 &
TR20-4 and TR22-1, TR22-2 & TR22-3 Drilled to test the Terronera Vein

(Source: edrsilver.com)

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PRELIMINARY FEASIBILITY STUDY

10.1.5	2015 Drilling Program

In 2015, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2014 drill programs. Endeavour Silver was successful in meeting its objectives for the 2015 drilling program.

Endeavour Silver completed a total of 6,133m in 27 surface diamond drill holes at the Terronera Project in 2015 (Table 10.4) . A total of 3,756 samples were collected and submitted for assays. Surface exploration drilling conducted during 2015 is summarized in Table 10.4.

Table 10.4
Terronera Surface Drilling Activities in 2015

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Terronera	27	6,133	3,756

Drilling highlights for Terronera Vein included 1,371 g/t Ag and 1.10 g/t Au (1,448 g/t AgEq) over 6.6m true width including 5,420 g/t Ag and 5.12 g/t Au (5,778 g/t AgEq) over 0.3m true width in hole TR 10-4, 508 g/t Ag and 3.25 g/t Au (735 g/t AgEq) over 8.2m true width, including 6,600 g/t Ag and 22.10 g/t Au (8,147 g/t Ag Eq) over 0.23m true width in hole TR18-5.

Select drilling results are summarized in Table 10.6 and the Terronera Vein intercepts are shown on the longitudinal section in Figure 10.2 and a surface plan of drill hole locations is presented on Figure 10.9.

Table 10.5
2015 Drill Hole Summary for the Terronera Surface Diamond Drilling Program

Hole	Azimuth	Dip	Total Depth (m)	Start Date	Finish Date
TR06-4	190.2	-60	335.5	19/11/2015	30/11/2015
TR08-4	230	-60	352.25	09/11/2015	20/11/2015
TR09-5	250	-60	394.95	29/11/2015	09/11/2015
TR13-5	208	-60	352.25	13/07/2015	21/07/2015

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TR14-6	235	-77	151.75	06/07/2015	09/07/2015
TR14-7	235	-77	316.25	17/11/2015	17/12/2015
TR15-4	275	-47	160.1	09/07/2015	13/07/2015
TR15-5	257	-60	297.35	22/07/2015	28/07/2015
TR17-4	200	-55	215	01/06/2015	06/06/2015
TR18-3	230	-45	181.5	09/05/2015	14/05/2015
TR18-4	230	-55	207.4	14/05/2015	20/05/2015
TR18-5A	215	-65	129.6	20/05/2015	24/05/2015
TR18-5	216	-65	266.85	25/05/2015	01/06/2015
TR19-2	240	-50	154	16/04/2015	20/04/2015
TR19-3	245	-65	181.5	20/04/2015	24/04/2015
TR19-4	245	-75	239.4	25/04/2015	30/04/2015
TR19-5	250	-80	280.45	30/04/2015	09/05/2015
TR20-6	230	-60	198.8	11/04/2015	15/04/2015
TR21-2	235	-70	164.7	06/06/2015	10/06/2015
TR21-3	230	-46	240.95	11/06/2015	16/06/2015
TR21-4	230	-60	264.5	17/06/2015	22/06/2015
TR22-4	230	-50	160.1	23/06/2015	26/06/2015
TR23-3	230	-50	164.7	27/06/2015	30/06/2015
TR23-4	230	-70	227.2	01/07/2015	05/07/2015
TR25-2	230	-45	178.4	06/04/2015	09/04/2015
TR26-2	230	-45	150.95	30/03/2015	02/04/2015
TR26-3	230	-80	166.2	02/04/2015	05/04/2015

Table 10.6 Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Terronera Vein Area - 2015

Hole	Structure	From (m)	True Width (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
TR10-4	Terronera	263.75	6.58	1.10	1371	1448
	Including	270.85	0.31	5.12	5420	5778
TR11-2	Hw Terronera	196.90	1.57	0.12	96	104
	Including	197.75	0.35	0.21	239	253
	Terronera	223.30	10.90	0.84	413	472
	Including	234.90	0.31	9.14	4830	5470
TR15-3	Terronera	358.80	1.71	2.75	217	409
	Including	359.75	0.31	6.84	150	629
TR16-4	Hw Terronera	125.05	1.56	0.58	363	403
	Including	126.15	0.21	1.37	1295	1391
	Terronera	134.35	1.58	2.08	24	170

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	Including	134.80	0.27	3.82	11	278
TR16-5	Hw Terronera	148.40	2.29	0.86	681	741
	Including	149.45	0.20	1.29	1370	1460
TR16-6	Hw Terronera	318.85	0.19	0.28	92	112
	Terronera	346.25	3.90	5.25	235	602
	Including	349.50	0.16	11.9	366	1199
TR16-7	Terronera	366.75	1.52	0.35	255	279
	Including	367.60	0.23	0.62	545	588
TR16-8	Terronera	418.80	1.57	2.56	74	253
	Including	418.80	0.65	5.76	165	568
TR19-1	Hw Terronera	242.00	1.68	7.19	150	653
	Including	243.20	0.72	11.20	195	979
	Terronera	291.25	4.24	2.24	117	274
	Including	291.90	0.55	3.84	298	567
TR19-2	Hw Terronera	70.60	6.86	1.78	283	408
	Including	78.55	0.53	6.85	204	684
	Terronera	93.00	2.16	2.28	42	201
	Including	93.00	0.32	3.23	55	281
TR19-3	Hw Terronera	95.15	1.52	5.99	184	603
	Including	96.35	0.32	23.5	647	2292
	Terronera	144.60	5.28	6.10	116	543
	Including	149.50	0.19	26.2	307	2141
TR19-4	Hw Terronera	111.60	0.25	0.33	95	118
	Terronera	191.10	5.82	3.11	98	316
	Including	196.70	0.16	10.05	277	981
TR20-6	Hw Terronera	100.00	1.80	1.31	57	148
	Including	101.9	0.25	3.71	90	350
	Terronera	151.00	2.08	3.93	63	338
	Including	153.30	0.2	7.79	89	634
TR25-2	Terronera	107.45	2.12	3.06	72	286
	Including	109.20	0.57	9.97	185	883
TR26-2	Terronera	30.45	3.90	4.43	296	606
	Including	30.70	0.42	10.5	537	1241
TR13-5	Terronera	258.90	11.87	1.76	81	205
	Including	260.45	0.16	0.51	501	537
TR14-6	Terronera	88.45	1.55	0.2	256	269
	Including	90.15	0.27	0.53	785	822
TR15-4	Terronera	109.25	1.76	0.15	88	98
	Including	109.25	0.11	0.74	581	633
TR15-5	Terronera	235.30	10.78	1.75	44	167

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	Terronera HG	248.65	3.51	3.04	62	275
	Including	250.80	0.33	5.82	56	463
TR17-4	Terronera	167.30	6.83	1.80	62	188
	Including	168.05	0.34	8.57	153	753
TR18-3	Hw Terronera	118.65	2.99	0.94	319	385
	Including	119.15	0.33	1.43	1,310	1,410
	Terronera	137.35	4.98	1.53	76	183
	Including	142.30	0.57	5.84	222	631
TR18-4	Terronera	168.65	6.18	2.73	94	285
	Including	169.85	0.38	5.82	306	713
TR18-5	Terronera	198.30	8.16	3.25	508	735
	Including	201.55	0.23	22.1	6,600	8,147
TR21-2	Hw Terronera	53.45	2.58	6.69	81	549
	Including	54.9	0.11	26.7	309	2,178
	Terronera	111.10	6.39	4.75	137	469
	Including	115.90	0.40	18.65	238	1,544
	Terronera Vein (Fw)	123.1	1.84	6.38	164	610
	Including	125.55	0.20	25.8	845	2,651
TR21-3	Terronera	157.05	4.91	2.82	61	258
	Including	158.00	0.49	9.89	154	846
	Terronera Vein	181.45	5.17	5.93	179	595
	Including	185.00	0.40	16.75	339	1,512
TR21-4	Hw Terronera	183.55	2.16	2.85	67	267
	Including	186.3	0.21	1.92	101	235
	Hw Terronera	188.85	1.63	0.79	65	120
	Including	190.60	0.39	1.66	159	275
	Terronera	210.15	1.7	18.13	490	1,759
	Including	210.95	0.3	36.5	909	3,464
TR22-4	Hw Terronera	96.10	3.52	4.20	90	384
	Including	96.10	0.66	7.59	121	652
	Terronera	117.50	8.68	1.69	156	274
	Including	127.25	0.7	1.67	775	892
TR23-3	Hw Terronera	97.10	1.82	2.37	64	230
	Including	98.35	0.81	3.72	99	359
	Terronera	113.00	11.26	2.44	401	572
	Including	125.35	0.48	7.68	4,770	5,308

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10.1.6	2016 Drilling Program

Endeavour Silver continued its drilling program on the Terronera Property in 2016. The aim of the 2016 drilling program was to continue infill drilling within the Terronera Vein system and conduct exploration drilling on the La Luz vein, located about 2,200m northeast of the Terronera Vein.

Endeavour Silver completed a total of 5,670m in 19 surface diamond drill holes at the Terronera Project in 2016 (Table 10.8) . A total of 1,805 samples were collected and submitted for assays. Surface drilling conducted during 2016 is shown in Table 10.7.

Table 10.7 Terronera Surface Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Terronera	19	5,670	1,805

Drilling highlights for Terronera Vein included 717 g/t Ag and 2.94 g/t Au (923 g/t AgEq) over 6.56m true width, including 4,860 g/t Ag and 2.99 g/t Au (5,069 g/t AgEq) over 0.39m true width in hole TR10.5 -1 and 226 g/t Ag and 5.0 g/t Au (576 g/t AgEq) over 6.74m true width, including 527 g/t Ag and 169 g/t Au (1,710 g/t AgEq) over 0.7m true width in hole TR09-06.

The 2016 infill drill holes are summarized in Table 10.8 and the Terronera Vein intercepts are shown on the longitudinal section in Figure 10.2. A surface plan of drill hole locations is presented on Figure 10.9 and select intersections are summarized on Table 10.9.

Drilling on the La Luz Vein, which is outside of the current Mineral Resource area, outlined a west plunging mineralized zone over 300m by 250m deep starting approximately 100m below surface and still open to surface and to depth. Highlights include 408 g/t Ag and 58.6 g/t Au (4,512 g/t AgEq) over 1.14m true width, including 1,365 g/t Ag and 238.0 g/t Au (18,025 g/t AgEq) over 0.9m true width in hole LL-02. Select significant intersections are presented on Table 10-10. Intersections on the La Luz Vein are shown on Figure 10.10.

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Table 10.8   2016 Drill Hole Summary for the Terronera Surface Diamond Drilling Program

Hole	Azimuth	Dip	Total Depth (m)	Start Date	Finish Date
TR15-6	225	-50	161.15	20-Feb-16	29-Feb-16
TR16-9	50	-50	270.95	19-Mar-16	26-Mar-16
TR17-5	230	-60	136.5	01-Mar-16	06-Mar-16
TR18-6	250	-70	121.5	07-Mar-16	12-Mar-16
TR19-6	300	-55	152.35	12-Mar-16	18-Mar-16
TR20-7	65	-45	140.05	10-abr-16	15-abr-16
TR20-8	70	-20	106.1	15-abr-16	20-abr-16
TR21-5	45	30	103.85	20-abr-16	24-abr-16
TR24-2	230	-35	106.35	27-Mar-16	30-Mar-16
TR24-3	225	-75	138.25	30-Mar-16	04-abr-16
TR25-3	300	-55	156.5	04-abr-16	09-abr-16
TR17_5-1	255	-50	157.5	24-abr-16	29-abr-16

Table 10.9   Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the Terronera Vein Area – 2016

Hole	Structure	From (m)	True Width (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
TR10.5-1	Terronera	380.75	6.56	2.94	717	923
	Including	386.9	0.39	2.99	4,860	5,069
TR12-6	Terronera	419.15	4.53	1.83	71	199
	Including	423.35	0.34	3.90	206	479
	Fw Terronera	436.5	1.59	0.35	243	268
	Including	436.5	0.07	0.53	764	801
TR14-7	Terronera	363.9	4.78	3.91	109	383
	Including	372.25	0.48	11.05	246	1020
TR15-6	Hw Terronera	126.7	2.10	1.22	737	823
	Including	127.55	0.34	3.34	2,140	2,374
TR16-9	Terronera	212.2	2.67	2.18	72	225
	Including	214.45	0.38	5.56	133	522
	Hw Terronera	254.75	0.23	2.60	152	334
TR17-5	Terronera	83.35	1.80	0.43	216	246
	Including	83.35	0.40	0.88	484	546
TR18-6	Hw Terronera	48.1	5.28	3.48	53	296
	Including	52.75	0.20	23.8	90	1,756
TR19-6	Hw Terronera	57.85	1.74	0.35	179	204

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	Including	59.35	0.13	0.25	354	372
TR20-7	Terronera	80.7	4.99	2.70	81	270
	Including	81.55	0.25	17.15	431	1,632
	Hw Terronera	97.8	5.85	1.54	174	282
	Including	99.1	0.31	6.48	186	640
TR20-8	Terronera	67.6	5.35	2.73	112	302
	Including	69.6	0.49	0.58	651	692
	Hw Terronera	80	7.72	0.85	106	166
	Including	89.05	0.59	0.12	301	310
TR21-5	Terronera	42.45	13.22	1.55	145	254
	Including	45.6	0.48	4.57	102	422
	Hw Terronera	83.8	4.04	5.34	107	481
	Including	83.8	0.23	27.6	74	2,006
TR24-2	Terronera	46.55	2.11	0.35	168	192
	Including	46.55	0.49	0.09	402	408
TR24-3	Terronera	77.65	10.32	1.96	82	219
	Including	79.15	0.31	19.40	69	1,427
	Including	93.1	0.19	1.57	684	794
TR25-3	Terronera	102.7	1.69	7.21	268	773
	Including	103.25	0.40	13.05	354	1,268

Table 10.10   Surface Drill Hole Significant Assay Summary for Mineral Intercepts in the La Luz Vein Area - 2016

Hole	Structure	From (m)	True Width (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
LL-02	La Luz	207.45	1.14	58.63	408	4,512
	Including	208.61	0.26	238.00	1365	18,025
LL-04	La Luz	244.10	1.17	4.05	194	478
	Including	244.40	0.25	12.20	751	1,605
LL-06	La Luz	87.80	1.01	2.65	61	246
	Including	87.80	0.39	0.44	102	133
LL-07	La Luz	113.90	1.43	3.07	202	418
	Including	113.90	0.68	6.11	233	661
LL-08	La Luz	95.25	1.57	5.25	86	454
	Including	95.65	0.41	2.58	152	333
	Including	96.45	0.75	8.76	24	637
LL-10	La Luz	127.40	3.34	2.33	140	303
	Including	130.45	0.45	5.60	176	568
LL-12	La Luz	176.10	1.79	0.56	244	283
	Including	176.10	0.5	1.28	548	638

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10.1.7	2017 Drilling Program

Exploration and definition drilling is ongoing at the Terronera Property and at the time of this report results for four drill holes on the Terronera Vein and seven drill holes on the La Luz Vein have been received.

Drilling highlights on the Terronera Vein include 230 g/t Ag and 1.8 g/t Au (359 g/t AgEq) over 16.3m true width, including 3,490 g/t Ag and 8.9 g/t Au (4,110 AgEq) over 0.3m true width in hole 11-3.

Drilling highlights on the La Luz Vein include 63 g/t Ag and 57 g/t Au (4,054 g/t AgEq) over 2.2m true width, including 340 g/t Ag and 320 g/t Au (22,740 g/t AgEq) over 0.3m true width in hole LL-21.

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Figure 10.9 Surface Map Showing 2015 and 2016 Drill Holes

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Figure 10.10 Drill Intersections – La Luz Vein

(Source: edrsilver.com)

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Prior to 2014, samples were taken by lithological and geological markers and zones with different drill recoveries were mixed. In this way, if a zone with lower recuperation had a higher grade and was mixed with a lower grade zone with higher core recovery, the overall value of the sample would be diluted and not representative of the zone. Likewise, the reverse could be true and a low grade zone could be given a higher value due to recovery issues.

Since September, 2014 sampling has coincided with core recovery. In this way, losses of drill core are considered at the sample level. This ensures that values in areas with low drill core recovery do not artificially affect (either positively or negatively) the gold and silver values of the zone. This project has core recovery issues in certain spots. This was implemented in the newest round of drilling from September, 2014 onwards, analyses, and security at the Terronera Project from 2012 to 2017.

Endeavour Silver established the following procedures for sample preparation, analyses, and security at the Terronera Project from 2012 to 2017.

Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists. On the drill site, the full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at Terronera have been moved from the town of San Sebastian to a permanent structure located on the property that is more secluded and well protected.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10bmesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh).

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The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an ICP-AES analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The assays for evaluation of high-grade silver (+/- gold) mineralization have been optimized for accuracy and precision at high concentrations (>20 ppm for silver). The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

The pulps from selected drill holes are also subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis (ME-ICP41).

ALS Minerals has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards.

The QMS operates under global and regional Quality Control (QC) teams responsible for the execution and monitoring of the Quality Assurance (QA) and Quality Control programs in each department, on a regular basis. Audited both internally and by outside parties, these programs include, but are not limited to, proficiency testing of a variety of parameters, ensuring that all key methods have standard operating procedures (SOPs) that are in place and being followed properly, and ensuring that quality control standards are producing consistent results.

ALS maintains ISO registrations and accreditations. ISO registration and accreditation provides independent verification that a QMS is in operation at the location in question. Most ALS Minerals laboratories are registered or are pending registration to ISO 9001:2008, and a number of analytical facilities have received ISO 17025 accreditations for specific laboratory procedures.

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Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet in Figure 11.1.

Figure 11.1 Flowsheet for Terronera Core Sampling, Preparation and Analysis

It is P&E’s opinion that sample preparation, security, and analytical procedures for the Terronera Project drill program were adequate for the purposes of this Mineral Resource Estimate.

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12.0	DATA VERIFICATION

12.1	Site Visit and Due Diligence Sampling

The Terronera Project was visited by Mr. David Burga, P. Geo. on September 11, 2014, October 7, 2014 and June 14, 2016, for the purposes of completing site visits and due diligence sampling. General data acquisition procedures, core logging procedures, and quality assurance/quality control (QA/QC) were discussed during the visit.

During the June, 2016 site visit Mr. Burga collected 12 samples from 11 drill holes. A range of high, medium, and low-grade samples were selected from the stored core samples. Samples were collected by taking a 1⁄4 split of the half core remaining in the core box. Once the samples were 1⁄4 sawn they were placed in a large polyurethane bag and brought back to Canada by Mr. Burga. The samples were couriered from P&E’s office in Brampton to AGAT’s Laboratory in Mississauga for preparation and analysis.

Samples at AGAT were analyzed for gold by fire assay with AAS finish and for silver by 4-Acid digestion with an AAS finish.

Results of the site visit due diligence samples are presented in Figures 12.1 and 12.2. The results for gold were acceptable but all of the P&E analyses for silver were under 110 ppm (and as low as 12% of the Endeavour Silver values). These values are represented by the red line on Figure 12.2. Due to this discrepancy, P&E obtained the pulps from AGAT for reanalysis purposes. P&E personnel repackaged the pulps, placed them in new sample bags, gave them new sample numbers, and submitted the samples back to AGAT for reanalysis. The analysis of the pulp samples yielded values closer to the Endeavour Silver samples than the first round of AGAT testing and no further action was taken. The reanalysis samples are represented by the green line on Figure 12.2.

Variances in analyses between core duplicates typically have the highest sampling variance due to geologic variability and inter-laboratory analytical variance. Considering the site visit samples were quarter core and therefore weighed less than the original half core (i.e. difference in sample volume), the comparison between the original results and the P&E results demonstrates that the tenor for the two metals are similar.

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Figure 12.1 Terronera Due Diligence Sample Results for Gold: June 2016

Figure 12.2 Terronera Due Diligence Sample Results for Silver: June 2016

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12.2	Quality Assurance/Quality Control Program

Endeavour Silver implemented and monitored a thorough quality assurance/quality control program (“QA/QC” or “QC”) for the diamond drilling undertaken at the Terronera Project over the 2014-2016 period. QC protocol included the insertion of QC samples into every batch of approximately 20 samples. QC samples included one standard (certified reference material), one blank, and one crushed field duplicate. Check assaying was also conducted on the samples at a frequency of approximately 5%.

A total of 7,728 samples, including QC samples, were submitted during Endeavour Silver’s most recent surface drilling program at Terronera (September, 2014 through 2016), as shown in Table 12.1. A total of 361 pulps were also submitted for check assaying.

Table 12.1 Terronera Project QC Samples

Samples	No. of Samples	Percentage (%)
Standards	372	4.8%
Duplicates	367	4.7%
Blanks	366	4.7%
Normal	6,623	85.7%
Total	7,728	99.99%
Check samples	361	4.7%

12.3	Certified Reference Materials

Endeavour Silver uses commercial certified reference material (“CRM” or “standards”) to monitor the accuracy of the laboratory. The CRM’s were purchased from an internationally-recognized company, CDN Resource Laboratories Ltd., of Langley, B.C., Canada. Each CRM sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased.

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From 2014 through 2016, a total of 372 CRM samples were submitted at an average frequency of 1 in 20 samples. The standards were ticketed with preassigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Four different standards were submitted and analyzed for gold and silver as summarized in Table 12.2.

Table 12.2 Summary of CRM Samples Used in Terronera Surface Diamond Drilling Program

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)
EDR-32	CDN-FSM-7	CDN Resource Laboratories	0.90	65	0.89	67
EDR-38	CDN-ME-19	CDN Resource Laboratories	0.62	103	0.63	99.1
EDR-40	CDN-ME-1302	CDN Resource Laboratories	2.41	418.9	2.44	416.9
EDR-41	CDN-GS-2Q	CDN Resource Laboratories	2.37	73.2	2.44	75.8
EDR-42	CDN-ME-1408	CDN Resource Laboratories	2.94	396	2.94	387
EDR-43	CDN-ME-1307	CDN Resource Laboratories	1.02	54.1	1.01	55.3

The Company was originally monitoring the standards by utilizing the certified mean and standard deviation values resulting from the round robin assaying undertaken during the certification process for each of the CRMs. In 2013, Endeavour Silver decided to modify the protocol for monitoring the standards by utilizing the available ALS laboratory data to improve the control limits for the CRM’s.

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For each of the four standards used with greater than 25 sample results from the primary lab (ALS) they recalibrated the mean and standard deviation using available data. This is an acceptable practice implemented by some Companies to strengthen the control limits (CL’s) utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

CL’s for all CRMs were recalibrated as summarized in Table 12.2.

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure

•	A blank value over the acceptable limit is a failure

•	Results of each standard are presented separately. Most values for gold and silver were found to be within the control limits and the results are considered satisfactory

•

Only one silver sample (SDH17789) was outside the three standard deviation threshold and also inside the resource zone. This failure caused the reanalysis of a batch of 22 samples (SDH17779 to SDH17799). All standards were within acceptable limits in the reanalysis and no further action was taken

•

Only one gold sample (SDH18413) and one silver sample (SDH14132) were outside the three standard deviation threshold. These samples were located outside the mineralized zones, however, and no further action was deemed necessary

•

Several values for gold and silver were outside the two standard deviations but were not contiguous and none of them above or below three standard deviations, which fulfill the protocol outlined above, and no further action was required

Graphs of the results for each of the CRM’s are presented in Figures 12.3 through 12.14. The green line represents the mean and the red lines represent +/-2 standard deviations from the mean.

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Figure 12.3 Performance of CDN-FSM-7 for Gold

Figure 12.4 Performance of CDN-FSM-7 for Silver

Figure 12.5 Performance of CDN-ME-19 for Gold

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Figure 12.6 Performance of CDN-ME-19 for Silver

Figure 12.7 Performance of CDN-ME-1302 for Gold

Figure 12.8 Performance of CDN-ME-1302 for Silver

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Figure 12.9 Performance of CDN-GS-2Q for Gold

Figure 12.10 Performance of CDN-GS-2Q for Silver

Figure 12.11 Performance of CDN-ME-1408 for Gold

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Figure 12.12 Performance of CDN-ME-1408 for Silver

Figure 12.13 Performance of CDN-ME-1307 for Gold

Figure 12.14 Performance of CDN-ME-1307 for Silver

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12.3.1	Performance of Blank Material

Blank samples were inserted to monitor possible contamination during both preparation and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Terronera Project. The bentonite used was National brand bentonite (1/4”).

Blank samples were inserted at an average rate of approximately 1 in 20 samples with a total of 366 blank samples submitted.

The tolerance limit used for the blank samples is 10 times the lower detection limit for the corresponding assay method (gold = 0.05 ppm and silver = 2 ppm).

Graphs of the results for the blank samples are presented in Figures 12.15 and 12.16.

Figure 12.15 Performance of Blanks for Gold

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Figure 12.16 Performance of Blanks for Silver

Only one sample for gold (SDH16161) was above the set tolerance limit and the sample was located in an area outside the mineralized zones and no further action was considered necessary.

A total of four samples for silver (SDH13726, SDH13747, SDH16392 and SDH17740) were outside the tolerance limit, two of which (SDH137474 and SDH16392) were outside the mineralized zone and no further action was taken. The other two samples (SDH13726 and SDH16392) were in the mineralized area but were not considered significant when compared to contiguous, high-grade samples and no further action was taken. It is possible that contamination from the high-grade samples caused the failures.

12.4	Duplicate Samples

Crushed field duplicate samples were used to monitor the potential mixing up of samples and precision of the data. Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Terronera Project.

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Preparation involved the random selection of a sample interval to be duplicated and, at the time of sampling, this interval was sawn in half using a saw or manual cutter. One half of this interval was then selected for sampling and was crushed manually with the use of a hammer. The crushed sample was then mixed and divided by hand into two samples.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 367 duplicate samples were taken, representing 4.7% of the total samples.

The results of the duplicate sampling are shown graphically in Figures 12.17 and 12.18.

Figure 12.17 Performance of Crushed Field Duplicates for Gold

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Figure 12.18 Performance of Crushed Field Duplicates for Silver

Data precision for the crushed field duplicates is poor, as to be expected.

12.5	Check Assays

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures.

A total of 361 pulp samples were sent to a third party laboratory (Inspectorate) for check analyses, equating to approximately 4.7% of the total samples taken during the drilling program.

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Correlation coefficients are high, at >0.98 for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the Inspectorate check assay.

The results of the check sampling program are shown by way of scatter diagrams in Figures 12.19 and 12.20.

Figure 12.19 Performance of Inspectorate Check Assays for Gold

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Figure 12.20 Performance of Inspectorate Check Assays for Silver

12.6	Recommendations and Conclusions

Endeavour Silver implemented a comprehensive QA/QC program for 2014 through 2016 at the Terronera Project that saw some minor adjustments with regards to sampling protocols from its 2012-2014 procedures. The recommendation is made to insert both coarse reject and pulp duplicates for future drilling at the Terronera Project to review precision at all stages.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver, as well as P&E’s due diligence sampling, it is P&E’s opinion that the results are suitable for use in the current Mineral Resource Estimate.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Resource Development Inc. (RDi) conducted locked and open cycle flotation testing for the Terronera project at its metallurgical testing facility in Wheat Ridge, Colorado. The primary objectives of the test program were to develop the levels of recovery and final concentrate characteristics.

Gold and silver recoveries were developed for materials originating from the Terronera project. The metallurgical data developed was used to support this PFS.

For PFS purposes, a process comprised of a flotation circuit and cyanidation of a high grade cleaner scavenger (CST) tail flotation product was selected. The locked cycle flotation data developed indicate that production of a high grade gold and silver bearing second cleaner concentrate followed by cyanide leaching of the CST flotation product will enhance the precious metals overall recovery.

The flow sheet developed for Terronera includes a two stage crushing coupled with closed circuit grinding to achieve a relatively coarse flotation feed grind size of 80 percent passing 200 mesh (75 microns).

The PFS is based on a 1,000 tpd throughput in Years 1 and 2 expanding to 2,000tpd in Year 3. The project will produce a high grade concentrate and transport the CST flotation product to an off-site facility to be leached by others.

Based on recently developed locked cycle flotation metallurgical data, a flow sheet including the following processing steps is recommended for Terronera.

•	Crushing (two stage)

•	Grinding (ball mill)

•	Flotation

o	Rougher flotation

o	Cleaners flotation (two stage) circuit

o	Cleaner scavenger circuit

•	Agitated Cyanide Leach (by others)

o	Cleaner scavenger tail

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•	Filter Plant

•	Dry Tailings Storage Facility (TSF)

Using the recommended flow sheet the marketable products for the project include the following:

•	Second Cleaner Flotation Concentrate

•	Dore

13.1	Base Case Flotation and Cyanidation of CST

The overall mass balance for this processing option is provided in Table 13.1. The overall calculated recovery was 74.71 and 87.02 percent for gold and silver, respectively.

The following assumptions were made in preparation of the mass balance:

•	The precious metal extracted into solution was recovered as Dore

•	Approximately 90 percent gold and silver dissolution was achieved in cyanidation

•	Overall recovery is the sum of the precious metal reporting to the final products in the flotation concentrate and Dore

Table 13.1 Base Case Flotation Cyanidation of Cleaner Scavenger Tail

Metallurgical Product	Weight (%)	Distribution %		Assay (g/t)
		Au	Ag	Au	Ag
Cleaner Concentrate	1.50	67.50	80.70	54.90	14625
CST Leached Residue	2.30	1.09	0.78	0.40	82
Rougher tail	96.20	24.20	12.20	0.30	34
Dore	--	7.21	6.32	--	--
Calculated Head	100.00

This processing option can be summarized as follows:

•	The overall gold recovery was 74.71 percent

•	The overall silver recovery was 87.02 percent

•	The CST product leached represents approximately 2.3 percent by weight of the feed to flotation

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Trace elements detected in the Inductively Coupled Plasma (ICP) scan conducted in the final concentrate product indicate that deleterious elements identified include As, Cd, Cr, Hg, and Sb. The analytical data indicate that one of the most abundant elements is iron. The sulfur flotation mass balance calculations indicate that a significant portion of the sulfur is present as sulfide. These findings are corroborated by the mineralogical examination of the flotation tailings sample and the flotation tests results which indicate the presence of pyrite.

13.2	Metallurgical Study

A comprehensive metallurgical study was designed for development of the data required to support the PFS. Its main objectives were to assess the impact of precious metal grade and grind size upon flotation recovery. In addition, the characteristics of the flotation concentrate produced were evaluated with respect to precious metal and impurities content. Additional studies included as part of the metallurgical investigation are outlined below:

•	Comminution Study

•	Solid-Liquid Separation Study

•	Evaluation of Differential Flotation of Copper-Lead-Zinc Mineralization

•	High Pressure Grinding Rolls (HPGR) testing

•	Mineralogical Examination (Quemscan & petrographic analysis)

In addition, the samples under study were analyzed by ICP scan and metallic gold as well as silver and cyanide soluble gold / silver.

13.3	Metallurgical Testing

The metallurgical test program included comprehensive evaluation of the flotation parameters for one composite representing an average grade of the deposit and three composite samples representing low, medium, and high grade materials identified in the deposit. Each composite sample was subjected to rougher flotation testing at three different grind sizes including 80 percent passing 150, 200 and 270 mesh (Tyler). Precious metals and metal sulfides mineralization flotation characteristics were evaluated in an attempt to develop the levels of gold and silver recoveries that could be achieved at different grinds.

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13.4	Sample Characterization

A total of four composite samples were evaluated for a metallurgical response to a flotation process. An additional sample was submitted for comminution and abrasion testing. The samples identification follows:

•	TR2015 – 1	AVERAGE GRADE

•	TR2016 – 03	LOW GRADE

•	TR2016 – 01	MEDIUM GRADE

•	TR2016 – 02	HIGH GRADE

•	TERRONERA	COMMINUTION TESTING

RDi received approximately 160 kilograms of bulk sample labeled TR2015-1. The material was crushed to P100 passing 6 mesh, blended, and split into 1 kg and 10 kg charges. A representative sample was pulverized and submitted for head analyses. The analytical data developed on the Terronera composite average grade sample are outlined in Table 13.2.

Table 13.2 Head Analyses of Composite Sample TR2015 - 1

Element (units)	Assay
Au, g/t	1.124
Ag, g/t	225.0
CN Sol Au g/t	0.92
CN Sol Ag g/t	201.0
Fe mg/kg	9440
Hg mg/kg	0.11
Sulfide S %	0.23
Sulfate S %	0.16
Total S %	0.39

The feed grade was 1.12 g/t Au and 225 g/t Ag. Approximately 81.9% of the gold and 89.3% of the silver present in the sample was cyanide soluble. The total sulfur assayed 0.39% with slightly more than half of the total coming from sulfide sulfur.

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13.5	Base Case - Second Cleaner Concentrate Flotation

The locked cycle flotation data developed on an average grade composite sample indicate that production of a marketable concentrate is feasible. The data in Table 2.1 indicate that relatively low levels of precious metal recovery may be obtained by flotation at a relatively coarse primary grind (P80 200 mesh).

Table 13.3 outlines the relevant flotation data developed for this processing option.

Table 13.3 Base Case Flow Sheet

Metallurgical Product	Weight (%)	Distribution %		Assay (g/t)
		Au	Ag	Au	Ag
Cleaner concentrate	1.50	67.50	80.70	54.90	14625
Cleaner Scavenger tail	2.30	8.30	7.10	4.36	837
Rougher tail	96.20	24.20	12.20	0.30	34
Combined final tail	98.50	32.50	19.30	0.40	53
Calculated head	100.00	100.00	100.00	1.19	267

It is estimated that the second cleaner concentrate will contain approximately 68 percent of the gold and 80 percent of the silver contained in the feed to flotation.

13.6	Estimated Cleaner Scavenger Tail Leach Extraction

The efficiency applied in the cyanide leach circuit corresponds to the levels of extraction achieved on a cleaner scavenger tail flotation product. The levels of precious metal extraction were determined in duplicate by the metallurgical laboratory in Wheat Ridge, Colorado (RDi). The metallurgical data are summarized in Tables 13.4 and 13.5.

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Table 13.4 Test No. 1 Cyanidation of Cleaner Scavenger Tail

Metallurgical Products	Sample Weight (grams)	Distribution %		Assay (g/t)		Reagents Consumption (kg/t)
		Au	Ag	Au	Ag
						NaCN	Ca(OH)2
Pregnant Solution		89.60	89.30	1.56	324	4.69	7.11
CST Leached Residue	247.5	10.40	10.70	0.39	81
Calculated Head	250.0	100.00	100.00	3.80	761

Table 13.5 Test No. 2 Cyanidation of Cleaner Scavenger Tail

Metallurgical Products	Sample Weight (grams)	Distribution %		Assay (g/t)		Reagents Consumption (kg/t)
		Au	Ag	Au	Ag
						NaCN	Ca(OH)2
Pregnant Solution		88.80	89.40	1.50	337	4.66	6.79
CST Leached Residue	248.8	11.20	10.60	0.41	82.4
Calculated Head	250.0	100.00	100.00	3.60	781

The levels of precious metal extraction are in a 90 percent range for both gold and silver. The cyanide consumption averaged 4.7 kg per tonne. The lime used as pH modifier was added as calcium hydroxide. For these tests, lime addition represents the consumption at approximately 7 kg per tonne.

The metallurgical data developed indicate that leaching of the CST would be required in order to enhance recovery of gold and silver.

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Cyanide leaching of the CST provided the highest levels of precious metal recovery for Terronera. Production of a high grade precious metal bearing concentrate product at Terronera coupled with transportation and off-site cyanidation of the CST flotation product will provide an enhanced level of precious metal recovery.

Additional leach test work conducted by Endeavour Silver indicated that lower levels of precious metal extraction were obtained at Guanacevi’s leaching operation metallurgical laboratory. Leaching parameters currently in practice at Guanacevi were applied for the leach tests. The seemingly lower extractions obtained may be attributed to the following factors:

•	Shorter retention time (60 hrs. vs 120 hrs.)

•	Cyanide addition at 24 hour intervals

•	Leach solution level of saturation

Approximately 20 kilograms of each of the three samples (representing various grades) were procured for evaluation. The samples were labeled TR2016-01 (Medium Grade), TR2016-02 (High Grade), and TR2016-03 (Low Grade). The material was crushed to P100 passing 6 mesh, blended, and split into 1 kg charges. A representative sample was pulverized and submitted for head analyses. The results are shown in Table 13.6.

Table 13.6 Samples Characterization and Head Assay, Fire Assay, and Whole Rock Analysis (%)

Ore Grade	Item	Head Assays
		Au (g/t)	Ag (g/t)	SiO2 (%)	CaO (%)	Fe2O3 (%)	Total S (%)	Sulfide (%)
Low (LG)	TR2016-03	0.967	115.7	89.2	4.60	1.08	0.45	0.18
Medium (MG)	TR2016-01	2.014	241.4	84.8	5.60	1.13	0.24	0.05
High (HG)	TR2016-02	3.734	881.3	92.0	1.13	1.49	0.99	0.57

The composite samples provided by Endeavour Silver are deemed representative of materials with various precious metal grades present at Terronera:

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•	The whole rock analyses showed some variability

•	The low and medium grade composites showed lower quartz contents when compared to the high grade composite

•	Differences are observed in the CaO and sulfide contents

•	Iron content is higher in the high grade composite

•	Higher levels of iron and sulfide provide an indication of presence of pyrite in the high grade composite

13.7	Mineralogy

The analytical and mineralogical data indicate that the rock matrix is comprised mainly of quartz. The vein material tested had a specific gravity of 2.65. This correlates well with the mine ralogy results.

13.8	Comminution Testing

A Bond's Ball Mill Work Index was determined for four samples from various areas of the deposit for variability testing. The samples were designated as 501, 502, 503 and n504. Each sample was tested at a closed size of 100 mesh. In addition, the Bond's Ball mill work index was determined for the original composite TR 2015-1 sample at a closed size of 100 and 200 mesh. The BWi results are summarized in Table 13.7.

Table 13.7 Bond’s Ball Mill Work Index Test Results

Sample	BWi @100 mesh (kWh/t)
501	15.82
502	16.98
503	16.73
504	17.65
TR 2015-1	17.36
Sample	BWi @200 mesh (kWh/t)
TR 2015-1	17.28

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Samples were submitted to Hazen Research for additional comminution testing. The samples were subjected to SMC testing, Bond rod mill work index (RWi), Bond abrasion index (Ai), and Bond impact work index testing (CWi). The results are summarized in Table 13.8.

Table 13.8 Comminution Testing Results

RWi (kWh/t)	Ai (g)	CWi (kWh/t)	SCSE (kWh/t)
17.2	1.0916	8.3	9.85

Based on the results obtained the material would be classified as hard and highly abrasive. These grindability test results correlate well with previous data developed for materials from Terronera.

13.9	Grind Calibration and Rougher Flotation

Test charges from each sample were ground in a laboratory rod mill at 60 percent solids to establish a correlation between grind time and particle size distribution. Three targeted 80 percent passing particle size distributions were specified 150, 200 and 270 mesh Tyler.

Rougher flotation tests were conducted in duplicate on each of the three TRPM composite samples at each of the target grind sizes.

For all tests, the following flotation reagents and conditions were applied:

•	86 g/t of AP-3418A added in the grind and flotation stages

•	28 g/t of A-241 added in the grind

•	107 g/t of CuSO4 added in the grind

•	33 g/t of F-65 added in the condition and flotation

•	30 percent pulp density

•	Natural pH using tap water

The individual composites flotation test results are outlined in Table 13.9.

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Table 13.9 Rougher Flotation Grind Size vs Recovery Low – Medium – High Grade Composites

Sample ID	Grind Size P80 (micron)	Concentrate Weight (%)	Assay			Recovery (%)
			Au (g/t)	Ag (g/t)	Fe (%)	Au	Ag	Fe
TR2016 - 03 Low Grade	106	5.70	14.18	1766	7.54	79.00	81.20	38.00
	75	9.10	9.73	1128	6.30	86.00	88.10	45.00
	53	11.7 0	8.17	903	7.03	89.80	89.40	49.20
TR2016 - 01 Medium Grade	106	7.00	22.49	3431	5.64	77.10	88.10	34.00
	75	7.80	21.19	3089	6.28	80.90	89.40	35.50
	53	12.10	15.11	2022	5.80	86.80	89.10	40.30
TR2016 - 02 High Grade	106	6.50	47.86	9767	10.16	82.19	91.10	48.40
	75	8.00	38.94	8183	10.78	86.20	93.00	54.00
	53	9.40	36.81	7003	10.13	90.10	92.90	49.10

•	Gold recovery is sensitive to grind size. Silver recovery does not appear to be as sensitive to grind in the Medium and High Grade composites
•	Precious metals appear to be associated with sulfide mineralization present. A higher precious metal content correlates well with higher iron contents in the Rougher concentrates
•	The medium and higher grade composites showed a lower sensitivity for silver recovery when compared to the low grade composite.
•

The Terronera Low, Medium and High grade composites evaluated had a similar response to flotation results obtained in previous testing conducted in 2014. Precious metals recoveries were similar. The low grade composite exhibited lower silver recovery at coarser grinds.

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13.10	Processing options

Processing options to be considered for Terronera for optimization of consumables and energy requirements include the following:

•	Coarse primary grind followed by Rougher flotation and fine grinding
•	Application of HPGR technology coupled with fine grinding using vertical and high intensity grind (VTR & HIG) milling equipment
•	Ore sorting

13.11	Gravity Concentration

Small quantities of metallic gold and silver were indicated by metallic assay conducted on the composite samples at various grades. Inclusion of a gravity concentration circuit is not supported by the metallic assay data developed in this evaluation. However, higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal in higher grade zones in the deposit.

13.12	Process Mass Balance

In order to develop projected levels of precious metal recovery for the project a metallurgical simulation model of the beneficiation plant was constructed. A steady state mass balance was calculated for the entire process including the flotation circuit. The following parameters and processing circuits were taken into account in the development of the metallurgical model and mass balance calculations.

•	A 1,000 tonne per day beneficiation plant
•	Coarse ore stockpile area
•	Two stage crushing circuit

o	Fine ore storage

•	Single ball mill grinding circuit

o	Grind of 80 percent passing 200 mesh (Tyler)

•	Flotation Circuit

o	Rougher & Scavenger
o	Two stage cleaning circuit

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•	Concentrate and CST thickeners

o	Filtration
o	Products storage

•	Reclaim & Fresh Water systems
•	Reagent Mixing & Addition
•	Tailings thickener
•	Tailing Storage Facility (TSF)

13.13	Conclusions

Using the metallurgical data developed on a medium grade composite sample from Terronera project the expected levels of recovery for gold and silver are 74.71 and 87.02 percent, respectively. These levels of recovery may be achieved at grind of 80 percent passing 200 mesh.

The benefits of a finer grind are offset by an increase in energy requirement for grinding. Optimization of the grinding circuit configuration may be necessary in order to achieve the fine grind required to enhance precious metal recovery.

The metallurgical data developed lead to the following conclusions:

•	Precious metal recovery is sensitive to grind size. Precious metals appear to be associated with sulfide mineralization present

•

Flotation of separate lead and zinc concentrates provided poor levels of base metals recoveries. Significant losses of gold and silver were incurred when trying to clean the lead and zinc Rougher concentrates

•	The Terronera Low Medium and High grade composites evaluated had a similar response to the flotation parameters evaluated. Precious metals recoveries were similar

•	In general, high levels of pyrite recovery were obtained at the coarsest grind evaluated (100 mesh)

13.14	Recommendations

The following recommendations are presented for consideration in the process design criteria for development of the Terronera Project:

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•	The lowest energy requirement for size reduction could be provided by inclusion of an HPGR crusher as the tertiary crusher

•

Flotation of a bulk concentrate at a coarse grind to enhance recovery (Hydrofloat) may provide the desired savings in grinding. The bulk concentrate can be subjected to fine grinding at a much lower energy requirement. This will result in improved levels of process recovery and enhanced stability for the TSF.

•	Ore sorting techniques should be evaluated to upgrade the mill feed

•	Optimization of the grinding circuit is recommended for optimization of costs associated with grinding

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14.0	RESOURCE ESTIMATE

14.1	Introduction

This report section is to update the Mineral Resource Estimate from the Preliminary Economic Assessment Report for the Endeavour Silver Terronera Project dated April 30, 2015. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) and has been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC of P&E Mining Consultants Inc. of Brampton, Ontario, both independent Qualified Persons in terms of NI 43-101, from information and data supplied by Endeavor Silver. The effective date of this Mineral Resource Estimate is April 3, 2017.

14.2	Database

All drilling and assay data were provided in the form of Excel data files by Endeavour Silver. The Gems database for this Mineral Resource Estimate, constructed by P&E, consisted of 138 core holes totaling 38,366.6 metres and 36 channel samples totaling 77.25m (Table 14.1) . A drill hole plan is shown in Appendix A.

Table 14.1 Drill Hole Database Summary

Drilling Year	# Drill Holes	Metres of Drilling	# of Samples
2011-2014	79	24,268.05	6,511
2015-2016	59	12,347.50	6,440
Total	138	38,366.60	12,951
Channel		77.25	36

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The assay database contains 12,951 Au and, Ag assays. The Au and Ag assays were discounted by core recovery and Marked as Au_R and Ag_R in the database which were utilized for the Mineral Resource Estimate.

All drillhole survey and assay values are expressed in metric units, while grid coordinates are in the WGS84, Zone 13Q UTM geodetic reference system.

14.3	Data Verification

P&E carried out data verification for silver and gold assays contained within the mineral resource wireframes against laboratory certificates that were obtained directly from ALS Chemex laboratory in Hermosilla, Mexico. No errors were found.

Endeavour Silver adjusted 1,091 raw Ag and Au assays for core recovery, of which 257 assays were used for the Mineral Resource Estimate. If core recovery was 92%, for example, Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_R” and “Au_R” and these values were used for the Mineral Resource estimation. No study was provided to support this practice. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is a conservative approach.

In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project laboratory analyses and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources.

14.4	Domain Interpretation

Endeavour Silver constructed 3D mineral wireframes for four veins based on a cut-off grade of 150 g/t AgEq. The formula applied for AgEq was AgEq = Ag + Au*70. P&E reviewed and modified the wireframes and created two new additional mineralized wireframes. Historical mined out areas were clipped from the Terronera Vein (TRV) with the stopes provided by Endeavour Silver.

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A total of six (6) mineralization vein wireframes were generated during the course of this Mineral Resource Estimate. The wireframes were created from successive polylines on NW oriented vertical sections with 50m spacings. In some cases, mineralization below the 150 g/t AgEq cut-off was included for the purpose of maintaining zonal continuity. On each section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 50 metres into untested territory. Minimum constrained sample length for interpretation was 2.0 metres. The resulting domains were used as hard boundaries during Mineral Resource estimation, for rock coding, statistical analysis and compositing limits. The 3D domains are presented in Appendix B.

Topographic surface and mined voids were provided by Endeavour Silver. The topographic surface was created using satellite image which presented some discrepancies with the surveyed drill hole collars. The influence on the Mineral Resource Estimate by these discrepancies is minor, however, it is recommended that Endeavour Silver survey the topography of the Terronera Deposit in future with a differential GPS.

14.5	Rock Model Code Determination

A unique rock model code was assigned for each mineralized domain in the resource model. The codes applied for the models are tabulated in Table 14.2.

Table 14.2 Model Rock Code Description and Volume

Domains	Rock Model Code	Volume (m3 )
TRV	100	1,779,753
HW1	200	316,531
HW2	300	148,242
HW3	400	17,917
HW4	500	18,414
FW	600	23,185
Air	0
Waste	99

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14.6	Compositing

The basic statistics of all constrained assays and sample lengths are presented in Table 14.3.

Table 14.3 Basic Statistics of all Constrained Assays and Sample Lengths

Variable	Au g/t	Ag g/t	Length (m)
Number of Samples	1,710	1,710	1,710
Minimum Value	0.01	0.30	0.05
Maximum Value	36.50	15,532.50	4.00
Mean	2.10	305.61	0.72
Median	0.90	89.00	0.60
Variance	11.98	876,784.42	0.15
Standard Deviation	3.46	936.37	0.39
Coefficient of Variation	1.65	3.06	0.55

Approximately 88% of the constrained sample lengths were 1m or less, with an overall average of 0.72 m. In order to regularize the assay sampling intervals for grade interpolation, a one metre compositing length was selected for the drill hole intervals that fell within the constraints of the mineralized domains. Composites were calculated for Au and Ag over 1.0m lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint.

The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals and detection limit assays were set to 0.001 g/t or 0.001% for all elements. Any composites that were less than 0.25m in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to point files for a capping study. The composite statistics are summarized in Table 14.4.

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Table 14.4 Composite Summary Statistics

Variable	Au_Comp	Ag_Comp	Ag_Cap	Au_Cap
Number of Samples	1,313	1,313	1,313	1,313
Minimum Value g/t	0.001	0.001	0.001	0.001
Maximum Value g/t	28.575	11,492.397	2,000	21.0
Mean g/t	1.847	257.298	210.971	1.827
Median g/t	0.931	92.119	92.119	0.931
Geometric Mean g/t	0.794	88.988	87.486	0.793
Variance	7.090	445,368.111	115593.799	6.360
Standard Deviation	2.663	667.359	339.991	2.522
Coefficient of Variation	1.442	2.594	1.612	1.381

14.7	Grade Capping

Grade capping was investigated on the 1.0m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Ag and Au composite Log-normal histograms were generated for each mineralized domain and the resulting graphs are exhibited in Appendix C.

The Ag and Au grade capping values are detailed in Table 14.5 and 14.6 respectively. The capped composites were utilized to develop variograms and for block model grade interpolation.

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Table 14.5 Ag Grade Capping Values

Domains	Total # of Composites	Capping Value Ag (g/t)	# of Capped Composites	Mean of Raw Composites	Mean of Capped Composites	CoV of Raw Composites	CoV of Capped Composites	Capping Percentile
TRV	938	2,000	23	277.48	228.24	2.66	1.65	97.5%
HW1	212	1,000	4	172.90	156.62	1.83	1.29	98.1%
HW2	107	1,000	6	253.67	168.20	2.56	1.42	94.4%
HW3	14	600	2	334.83	256.46	1.11	0.85	85.7%
HW4	23	No Cap	0	108.25	108.25	1.58	1.58	100.0%
FW	19	800	3	346.21	296.50	1.12	0.98	84.2%

Table 14.6 Au Grade Capping Values

Domains	Total # of Composites	Capping Value Au (g/t)	# of Capped Composites	Mean of Raw Composites	Mean of Capped Composites	CoV of Raw Composites	CoV of Capped Composites	Capping Percentile
TRV	938	No Cap	0	1.82	1.2	1.38	1.38	100.0%
HW1	212	15	2	2.05	1.95	1.63	1.39	99.1%
HW2	107	15	1	2.13	2.09	1.31	1.22	99.1%
HW3	14	No Cap	0	0.59	0.59	0.90	0.90	100.0%
HW4	23	No Cap	0	1.75	1.75	1.12	1.12	100.0%
FW	19	No Cap	0	0.3	0.43	0.81	0.81	100.0%

14.8	Semi-Variography

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted for each domain using Ag and Au capped composites. Selected variograms are attached in Appendix D.

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Continuity ellipses based on the observed ranges were subsequently generated and employed as the basis for estimation search ranges, distance weighting calculations, and Mineral Resource classification criteria. Anisotropy was modeled based on an average strike direction of 320°, -75° NE down dip.

14.9	Bulk Density

A total of 1,391 bulk density measurements from 75 drill holes were provided by Endeavour Silver of which 556 measurements were from the mineralized veins with an average bulk density of 2.56t/m 3. Testing was by water displacement on waxed drill core by Endeavour Silver.

David Burga, P. Geo of P&E collected 10 samples during his June, 2016 site visit. The samples were tested in Agat Laboratories in Mississauga, Ontario and had an average bulk density of 2.52 t/m3.

14.10	Block Modeling

The Terronera resource block model was constructed using Geovia Gems V6.7.1 modeling software and the block model origin, rotation, and block size and block numbers are tabulated in Table 14.7. The block model consists of separate model attributes for estimated grade, rock type, percent, bulk density, and classification attributes.

Table 14.7 Block Model Definition

Direction	Origin	# of Blocks	Block Size (m)
X	516,353.894	506	3.0
Y	2,296,905.785	188	1.5
Z	1,714.000	182	3.0
Rotation	-50[o]

All blocks in the rock code block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1 % or greater volume within the domains. These blocks were assigned their appropriate individual rock codes as indicated in Table 14.2. The topographic surfaces were subsequently utilized to assign rock code 0 for air, to all blocks 50 % or greater above the surface.

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A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum inclusion percentage of any mineralized block was set to 1%.

The bulk density of each mineralization block was interpolated by domain utilizing Nearest Neighbour interpolation and 556 bulk density measurements.

Ag and Au grade were interpolated with Inverse Distance Cubed (1/d3), while Cu, Pb, and Zn interpolated with Inverse Distance Squared (1/d2) all using capped composites. Multiple passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each domain accordingly. Grade blocks were interpolated using the following parameters in Table 14.8.

Table 14.8 Au & Ag Block Model Interpolation Parameters

Element	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # of Samples per Hole	Min # Samples	Max # Samples
Ag	I	27	30	6	2	5	12
	II	45	50	10	2	3	12
	III	135	150	30	2	1	12
Au	I	20	25	5	2	5	12
	II	30	40	10	2	3	12
	III	135	150	340	2	1	12

Selected vertical cross-sections and plans of the AgEq grade blocks are presented in Appendix E.

The Ag equivalent blocks (AgEq) were determined using the formula AgEq g/t = Ag g/t + (Au g/t x 70).

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14.11	Resource Classification

In P&E's opinion, the drilling, assaying, and exploration work of the Terronera Project supporting this Mineral Resource Estimate are sufficient to indicate a reasonable potential for economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resources were classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resources were classified for the blocks interpolated by the grade interpolation Pass I and II in Table 14.8, which used at least three composites from a minimum of two holes; and Inferred Mineral Resources were categorized for all remaining grade populated blocks within the mineralized domains. The classifications have been adjusted on a longitudinal section to reasonably reflect the distribution of each category. Selected classification block cross-sections and plans are attached in Appendix F.

14.12	Mineral Resource Estimate

The Mineral Resource Estimate was derived from applying an AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The following calculation demonstrates the rationale supporting the AgEq cut-off grade that determines the underground potentially economic portions of the constrained mineralization.

Underground AgEq Cut-Off Grade Calculation (US$)

Au Price      US$1,250/oz a based on approx. three year average at Aug 31/16

Ag Price      US$18/oz based on approx. three year average at Aug 31/16

Ag Eq Process Recovery	87%

Mining Cost	$40/tonne mined

Process Cost	$23/tonne mined

General & Administration	$10/tonne mined

AgEq Refining $/oz	$0.50

AgEq Smelter Payable	99%

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Therefore, the AgEq cut-off grade for the underground resource estimate is calculated as follows:

Mining, Processing, and G&A costs per ore tonne = ($40 + $23 + $10) = $73/tonne

[($73)/[($18-$0.50)/31.1035 x 87% Recovery x 99% Payable] = 150.6 g/t Use 150 g/t

Mineral Resource Estimate Statement

The resulting Mineral Resource Estimate is tabulated in the Table 14.9. P&E considers that the gold and silver mineralization of the Terronera Project is potentially amenable to underground extraction.

Table 14.9 Mineral Resource Estimate Statement at Cut-off 150g/t AgEq (1) (2) (3) (4) (5)

Class	k tonnes	Au g/t	Au k oz	Ag g/t	Ag k oz	AgEq g/t	AgEq k oz
Indicated	3,959	2.18	277	232.4	29,530	384.8	48,920
Inferred	720	1.48	34	308.9	7,153	412.5	9,533

1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2)

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3)

The mineral resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4)	AgEq g/t = Ag g/t + (Au g/t x 70)

5)	Historical mined areas were depleted from the Terronera Vein wireframe.

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Sensitivity to Mineral Resource Estimate

Mineral Resources are sensitive to the selection of a reporting AgEq cutoff grade and are demonstrated in Table 14.10.

Table 14.10 Sensitivity to Mineral Resource Estimate

Class	Cut-off AgEq g/t	K tonnes	Au g/t	Au k oz	Ag g/t	Ag k oz	AgEq g/t	AgEq k oz
Indicated	1000	152	3.46	17	1,125.1	5,513	1,367.1	6,699
	750	316	3.50	36	859.8	8,746	1,105.0	11,240
	500	765	3.51	86	562.8	13,837	808.5	19,877
	250	2,566	2.63	217	299.8	24,732	484.0	39,931
	200	3,305	2.38	253	259.7	27,596	426.1	45,277
	150	3,959	2.18	277	232.4	29,580	384.8	48,984
	125	4,236	2.10	285	222.0	30,229	368.7	50,210
	100	4,460	2.03	291	214.0	30,677	355.9	51,024
	50	4,765	1.93	295	203.1	31,114	338.0	51,782
	0.01	4,883	1.88	296	198.7	31,193	330.6	51,908
Inferred	1000	39	4.08	5	1,034.9	1,293	1,320.8	1,651
	750	79	2.91	7	874.3	2,223	1,078.2	2,741
	500	194	2.14	13	647.3	4,032	796.9	4,964
	250	449	1.81	26	414.5	5,983	540.9	7,808
	200	583	1.63	31	354.2	6,641	468.2	8,779
	150	720	1.48	34	308.9	7,147	412.5	9,546
	125	791	1.43	36	287.5	7,316	387.7	9,864
	100	846	1.38	37	274.0	7,448	370.3	10,066
	50	909	1.30	38	258.6	7,559	349.8	10,224
	0.01	922	1.29	38	255.5	7,571	345.5	10,239

Confirmation of Estimate

The block model was validated using a number of industry standard methods including visual and statistical methods:

•	Visual examination of composite and block grades on successive plans and sections on-screen in order to confirm that the block model correctly reflects the distribution of local sample grades

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•	Review of estimation parameters including:

- Number of composites used for estimation;

- Number of holes used for estimation;

- Mean Distance to sample used;

- Number of passes used to estimate grade;

- Mean value of the composites used.

Comparison of Ag and Au mean grades of composites with block model is presented in Table 14.11.

Table 14.11 Average Grade Comparison of Composites with Block Model

Data Type	Ag g/t	Au g/t
Composites	257.3	1.85
Capped Composites	211.0	1.83
Block Model ID3*	207.7	1.79
Block Model NN**	205.7	1.79

Note: * block model grade interpolated using Inverse Distance Cubed
         ** block model grade interpolated using Nearest Neighbour

The comparison above shows the average grades of the Ag and Au blocks in the block models to be somewhat lower than the average grades of capped composites used for grade estimation. This is likely due to the localized clustering being smoothed by the block modeling grade interpolation process. The block model grade will be more representative than the capped composites due to the block model’s 3D spatial distribution characteristics.

A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solids and is presented in Table 14.12.

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Table 14.12 Volume Comparison of Block Model with Geometric Solids

Geometric Volume of Wireframes	2,304,042 m3
Block Model Volume	2,301,224 m3
Difference %	0.12%

Local trends were evaluated by comparing the ID3 and NN estimate at zero cut-off along the strike. In general, the ID3 block estimate is in good agreement with the NN estimate.

Figure 14.1 Ag Grade Swath Plot along Strike

A Comparison of Ag grade interpolated with Inverse Distance cubed (1/d3) and Nearest Neighbor (NN) on global resource basis, as presented in Figure 14.2.

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Figure 14.2 Ag Grade and Tonnage Comparisons derived from ID3 and NN Grade Interpolation

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15.0	MINERAL RESERVE ESTIMATES

15.1	Mineral Resource Considered

The Mineral Resource considered for conversion to a Mineral Reserve, for the Terronera underground mine plan, is summarized in Table 15.1. This Mineral Resource was estimated at a 150 g/t AgEq cut-off grade.

Table 15.1 Summary of Mineral Resource Considered @ 150 AgEq g/t Cut-Off

Resource Area	Level (El)	Tonnes (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Total		3,885,938	2.09	223	368
Details
M1 – Ext of M2	1560	19,102	4.47	112	424
M1 - Ext of M2	1530	83,739	4.10	131	418
M1	1500	135,438	2.40	126	294
M1	1470	151,778	2.71	126	316
M1	1440	97,024	2.75	147	340
M1 (Haulage Level)	1410	7,238	4.22	97	392
M2 - TDB	1620	602	1.73	122	243
M2	1590	35,086	2.16	159	310
M2	1560	137,610	1.51	155	260
M2 (1530 constructed sill)	1530	164,866	1.82	158	286
M2 (16m Sill)	1500	122,838	2.56	115	294
M2	1470	200,661	3.29	92	322
M2	1440	274,979	2.96	131	338
M2	1410	202,315	3.50	184	429
M2 (Haulage Level)	1380	139,908	3.47	146	389
M2 (12m Sill)	1350	101,135	4.56	133	451
M2 (Bottom)	1320	44,624	3.00	109	318
M3	1560	25,190	0.70	373	423
M3	1530	103,890	0.72	306	356
M3	1500	155,705	0.86	340	400
M3 (1470 Sill)	1470	189,545	1.27	275	365
M3 (12m Sill)	1440	210,473	1.63	269	383
M3	1410	170,963	1.77	223	347
M3 (Haulage Level)	1380	128,113	1.92	186	320
M3 (12m Sill)	1350	112,661	1.57	144	250

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Resource Area	Level (El)	Tonnes (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
M3 (Bottom)	1320	15,733	1.37	200	295
M4	1500	51,479	0.72	488	510
M4	1470	93,344	0.88	559	610
M4	1440	105,615	0.86	495	555
M4	1410	80,783	0.69	392	441
M4 (Haulage Level)	1380	53,524	0.75	245	298
M4 (12m Sill)	1350	51,602	1.12	302	375
M4	1320	39,800	2.25	790	942
M4 (Bottom)	1290	21,946	2.31	780	940
M5	1500	23,024	0.54	293	285
M5	1470	81,190	0.53	233	270
M5	1440	50,161	0.63	222	266
M5	1410	52,917	1.04	281	354
M5 (Haulage Level)	1380	59,091	1.33	295	388
M5 (16m Sill)	1350	17,550	2.37	130	295
M5	1320	20,836	2.45	121	293
M5	1290	31,546	2.20	134	288
M5 (Bottom)	1260	20,314	3.02	134	346

The Mineral Resource that was converted to a Mineral Reserve was estimated at a 150 g/t AgEq cut-off grade which was based on the parameters presented in Table 15.2.

Table 15.2 Cut-Off Parameters

Ag $/oz	$18
Au $/oz	$1,250

Concentrate Recovery Ag	87.0%
Concentrate Recovery Au	74.7%

Smelter Payable Ag	96.0%
Smelter Payable Au	97.5%

Ag Refining $/oz	$1
Au Refining $/oz	$10

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Concentrate Mass Pull	1.5%
Moisture Content	8.0%
Concentrate Freight $/WMT	$20
Concentrate Freight $/DMT	$22
Port Rehandling $/WMT	$15
Port Rehandling $/DMT	$16
Smelter Treatment Charge $/DMT	$315

Mining Cost $/t	$32.98
Process Cost $/t	$23.20
G&A Cost $/t	$7.50
Freight, Rehandling & Treatment $/t	$5.29

Property NSR Royalty	2.0%
Government NSR Royalty	0.5%

NSR Ag $/g	$0.45
NSR Au $/g	$28.31

Mine Cut-off $/t	$68.97
Process Plant Cut-off $/t	$35.99

Mine Cut-off AgEq g/t	155
Rounded Cut-off AgEq g/t	150

15.2	Mineral Reserve Estimate Parameters

Mechanized cut and fill and longhole sill pillar recovery are the proposed mining methods. Mine dilution is estimated to be 10%, represented by an approximate 15cm thick skin around the mining outline, plus dilution from backfill. Dilution grades were estimated within this 15cm skin. The average vein thickness is estimated to be 4.4m, which includes hanging wall and footwall dilution. A summary of mining dilution and recovery estimates is presented in Table 15.3.

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Table 15.3 Mine Dilution and Extraction Estimates

Dilution Grade	Au (g/t)	Ag (g/t)	AgEq (g/t)
Area M1	0.90	86	149
Area M2	0.93	56	121
Area M3	0.33	50	73
Area M4	0.30	86	107
Area M5	0.95	83	150
Average Dilution Grades	0.71	66	115
Dilution Tonnes
HW & FW Dilution Annulus (%)			7.1%
Floor B/F Dilution (%)			3.0%
Total Dilution (%)			10.0%
Mine Extraction
Total Extraction (%)			95.0%

Mine dilution and extraction was applied to stope tonnes only. A summary of the mine diluted and recovered Probable Mineral Reserve, is presented in Table 15.4.

Table 15.4 Summary Of Probable Mineral Reserve

Area	Level	Tonnes (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Total		4,061,054	1.95	207	342
Details
M1 – Ext of M2	1560EL	19,794	4.15	107	397
M1 - Ext of M2	1530EL	86,187	3.83	125	393
M1	1500EL	138,626	2.27	120	279
M1	1470EL	155,916	2.55	121	299
M1	1440EL	100,863	2.57	140	320
M1 (Haulage Level)	1410EL	8,124	3.69	93	351

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Area	Level	Tonnes (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
M2 - TDB	1620EL	675	1.58	110	221
M2	1590EL	37,015	2.01	147	288
M2	1560EL	144,510	1.43	144	244
M2 (1530 constructed sill)	1530EL	172,231	1.71	148	267
M2 (16m Sill)	1500EL	132,065	2.35	107	271
M2	1470EL	210,535	3.04	87	300
M2	1440EL	286,127	2.76	123	316
M2	1410EL	212,110	3.23	170	397
M2 (Haulage Level)	1380EL	148,279	3.18	135	358
M2 (12m Sill)	1350EL	108,846	4.11	122	409
M2 (Bottom)	1320EL	48,429	2.72	101	291
M3	1560EL	28,348	0.63	322	366
M3	1530EL	110,191	0.67	278	325
M3	1500EL	161,410	0.81	314	371
M3 (1470 Sill)	1470EL	192,769	1.20	259	343
M3 (12m Sill)	1440EL	212,228	1.55	255	363
M3	1410EL	172,857	1.67	211	329
M3 (Haulage Level)	1380EL	131,913	1.79	174	299
M3 (12m Sill)	1350EL	116,049	1.46	135	234
M3 (Bottom)	1320EL	16,995	1.24	181	266
M4	1500EL	53,321	0.68	452	474
M4	1470EL	96,424	0.83	519	567
M4	1440EL	110,137	0.80	456	513
M4	1410EL	85,700	0.64	358	403
M4 (Haulage Level)	1380EL	58,093	0.69	223	271
M4 (12m Sill)	1350EL	55,378	1.02	275	342
M4	1320EL	43,581	1.98	695	829
M4 (Bottom)	1290EL	24,129	2.03	684	824
M5	1500EL	24,322	0.56	270	267
M5	1470EL	84,940	0.54	217	255

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Area	Level	Tonnes (t)	Au (g/t)	Ag (g/t)	AgEq (g/t)
M5	1440EL	53,957	0.64	203	248
M5	1410EL	56,824	1.00	256	326
M5 (Haulage Level)	1380EL	62,715	1.26	271	359
M5 (16m Sill)	1350EL	19,640	2.13	121	270
M5	1320EL	22,692	2.23	114	271
M5	1290EL	33,919	2.03	126	268
M5 (Bottom)	1260EL	22,190	2.73	125	316

15.3	Mineral Reserve Statement

The total Life of Mine Mineral Reserve is presented in Table 15.5.

Table 15.5 Life of Mine Mineral Reserve Summary

Classification	Tonnes (‘000’s)	Ag g/t	Au g/t	Ag Eq g/t	Ag oz (‘000’s)	Au oz (‘000’s)	Ag Eq oz (‘000’s)
Probable	4,061	207	1.95	344	27,027	255	44,877

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16.0	MINING METHODS

16.1	Mine Planning

The Terrronera mining site is located underneath mountainous terrain with local topographic relief of 550m over an area of 3.7km 2. The initial mining elevation was selected to produce higher grades early in the mine life. Maintaining a haulage drift is critical to the success of the mine material movement system. The portal daylights slightly above a valley floor on the side of a mountain which reduces the potential of any water washouts into the mine during rainy periods. To further prevent water ingress, the portal is initiated with a +2% gradient before ramping down once underground.

One goal of the material handling system is to reduce the haulage distance from the stoping areas to the portal and subsequently to the process plant. To accomplish this, stoping areas above 1380el are equipped with finger raises connecting to an ore pass dropping material down to the 1380 haulage drift. Once at the bottom of the ore pass, ore will be chute loaded onto a truck by a scooptram and hauled to the portal and subsequently to the process plant.

The deposit characteristics were considered in selecting the elevation of the haulage drift at 1380el. Refer to Figure 16.1 ‘Terronera Mine 1380 Haulage Drift, Composite Plan’ and Figure 16.2 ‘Terronera 1380 Haulage Drift, General Infrastructure’ for a plan and infrastructure details of the 1380 haulage drift layout. The traditional overhand mechanized cut and fill mining method is a bottom up method. Above 1380el there is higher grade and greater tonnage than below. 0.5 million ore tonnes are expected to be extracted from below 1380el while 3.5 million ore tonnes would be extracted from above that elevation. This decision maximizes the tonnage delivered to the 1380el via the ore pass.

A goal of the material handling design is keeping the scoop tram hauling distance less than 150m. Accordingly, the 1400m strike length of the deposit is divided into five mining blocks of 300m strike length serviced by an independent spiral ramp in the footwall of the middle of each mining block. The maximum distance along strike from each side of the ramp access is 150m to the end of the mining block.

Stoping areas have two means of egress for mining personnel. One path of egress is walking from the production area to the mining block access ramp to the haulage drift. The second way is a constructed ladder way egress in backfill at the far end of the mining block, which leads to the 1380 haulage drift. There are two means of egress from the haulage drift, one at the NW end out the portal and one at the SE end out a fresh air raise/egress near mining block five.

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16.2	Mine and Stope Development

The Mineral Reserve extends from the 1,610m to 1,260m elevations, a vertical distance of approximately 350m, and has a lateral extent of approximately 1,400m. A conceptualized mechanized cut and fill mining method plan has been laid out to extract the deposit using trackless underground equipment, including scooptrams, haulage trucks, and electric-hydraulic drill jumbos. A small amount (7% of total Mineral Reserve) of mechanized long hole mining is also required for the recovery of sill pillars.

Figure 16.1 Terronera Mine 1380 Haulage Drift, Composite Plan

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Figure 16.2 Terronera 1380 Haulage Drift, General Infrastructure

Chainlink fence
Ventilated egress entrance in backfill (1.2m Ø)
6m Turning bay
300m C&F stope
Fresh air
Escapeway and vent drift (3m x 3 m)
75m Access ramp (4.5m x 4.5m)
15m Remuck bay (4.5mW x 7mH)
25m Orepass loading station (5m x 5m)
20m FAR/Egress (5m x 5m)
15m Clean water sump (5m x 5m) (180m3 capacity)
15m Dirty water sump (5m x 5m) (90m3 capacity)
12m Refuge station (5m x 5m)
6m Drain to sump (5mx 5m)
6m Latrine (5mx 5m)
Doorway & regulator
Booster fan
pump line
Exhaust to portal
12m Fuel & lube bay (5m x 5m)
Drain hole
Truck loading area (TBD)
1380 Haulage level (5m x 5m)
High voltage cable
12m 4160V Electric substation (5mx 5m)
73m
95m
23m
Ramp @ 12% (5m x 5m)
12m Transformer station (5m x 5m)
High voltage cable
0
25
50
METRES
TERRONERA
1380 HAULAGE DRIVE
GENERAL INFRASTRUCTURE
F&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

Primary access to the deposit will be via a 526m long -12% 5m by 5m trackless haulage ramp, from the portal, at the 1469 m Level to the 1410m Level. Refer to Figure 16.3 ‘Terronera Plan View, Portal Boxcut’ for details of the portal excavation. The -12% haulage ramp will be driven an additional 283m to the 1380m Level haulage drift. The 1380m Level haulage drift will be driven at +1% for an addition 892m, during the next 3 quarters of a year to the end of the 1380m Level haulage drift. Refer to Figure 16.4 ‘Terronera Mine Design, Isometric Drawing’ for further details of the mine and stope development plan, and to Figure 16.5 ‘Terronera Mine, Haulage Drift and Ramp Cross Section (5m x 5m)’ for the drift and ramp design layout.

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Figure 16.3 Terronera Plan View, Portal Boxcut

LEGEND
BOXCUT
TOPOGRAPHY
RAMP ORIGIN
RAMP CENTERLINE
SURVEY TOPOGRAPHY
GRADIENT
CREEK
N
RAMP UP + 2% GRADIENT
(2,296,961 N, 516,055 E, 1469.3 EL)
1460 EL
1475 EL
1470 EL
1469 EL
1485 EL
1480 EL
1465 EL
METRES
TERRONERA PLAN VIEW
PORTAL BOXCUT
P&E MINING CONSULTANTS INC.
NOT FOR CONSTRUCTION

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Figure 16.4 Terronera Mine Design, Isometric Drawing

M1
M2
M3
M4
M5
RAMP
PORTAL
ELECTRICAL SUBSTATION
OREPASS
SECONDARY SUMP
MAIN SUMP
FRESH AIR RAISE
STOPE EGRESS
ATTACK RAMP
1380 HAULAGE DRIFT
TERRONERA MINE DESIGN
ISOMETRIC DRAWING
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

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Figure 16.5 Terronera Mine, Haulage Drift and Ramp Cross Section (5m x 5m)

VENT DUCT 1.2m ⌀
VENT DUCT 1.2m ⌀
BLASTING CABLE
HIGH VOLTAGE AND LOW VOLTAGE CABLES
1.16m
2.64m
1.20m
COMPRESSED AIR LINE 4" ⌀
DEWATERING LINE 4" ⌀
WATER LINE 2" ⌀
2.77m
2.02m
1.70m
5.00m
12m³ Haul Truck
0.40m
DITCH
0.35 m
5.00m

P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

NOT FOR CONSTRUCTION

Access to the mining zones will be via a series of five +/-12% up-and-down spiral ramps, access cross-cuts, and stope attack cross-cut ramps. This development will have cross-sectional dimensions of 4.5m by 4.5m. Refer to Figures 16.6, 16.7 and 16.8 ‘Terronera Cross Sectional Projection, Mining Blocks M2, M3 and M4’ for details of the mine plan up-and-down spiral ramps, access cross-cuts, and stope attack-crosscut ramps layout and Figure 16.9 ‘Terronera Mine Level Development, Cross Section (4.5m x 4.5m)’ for the ramp and cross-cut design layout.

Refer to Figure 16.10 ‘Terronera Mine, Longitudinal Projection’ for additional development details.

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Figure 16.6 Terronera Cross Sectional Projection, Mining Block M2

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Figure 16.7 Terronera Cross Sectional Projection, Mining Block M3

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Figure 16.8 Terronera Cross Sectional Projection, Mining Block M4

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Figure 16.9 Terronera Mine Level Development, Cross Section (4.5m x 4.5m)

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Figure 16.10 Terronera Mine, Longitudinal Projection

M1
M2
M3
M4
M5
2000 EL
1900 EL
1800 EL
1700 EL
1600 EL
1500 EL
1400 EL
1300 EL
1200 EL
1100 EL
1000 EL
900 EL
800 EL
METRES
TERRONERA MINE
LONGITUDINAL PROJECTION
P&E MINING CONSULTANTS INC.

There are a planned 31,955m of total life-of-mine (LOM) mine and stope development. A summary of this development, by type and cost category, is given in Table 16.1.

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Table 16.1 Summary of LOM Development (m)

Item	Dimensions (m x m)		Cost Type	Total (m)
Portal Entrance @ +2%	5	5	CAPEX	24
Portal Ramp @-12%	5	5	CAPEX	503
Ramp 1410 - 1380 @-12%	5	5	CAPEX	284
1380 Haulage Drift @ +2%	5	5	CAPEX	892
1380 Electrical Substations	5	5	CAPEX	24
1380 Refuge Shelters	5	5	CAPEX	60
1380 Fuel and Lube	5	5	CAPEX	12
1380 Day Cap Mag	5	5	CAPEX	12
1380 Day Powder Mag	5	5	CAPEX	12
1380 Latrines	5	5	CAPEX	30
1380 Clean & Dirty Sump	5	5	CAPEX	71
1380 Raise Bore Ore Pass	2.4	2.4	CAPEX	1,012
1380 Egress/Fresh Air Raise	2.4	2.4	CAPEX	1,018
Ramp	4.5	4.5	CAPEX	4,841
Ramp Re-muck	4.5	4.5	CAPEX	240
Ramp	4.5	4.5	CAPEX	4,191
Ramp Re-muck	4.5	4.5	CAPEX	204
Ramp Sump at Bottom	4.5	4.5	CAPEX	48
Ramp Level Access	4.5	4.5	CAPEX	971
Access Ore Pass	4.5	4.5	CAPEX	605
Access Egress/Fresh Air Raise	4.5	4.5	CAPEX	780
Access BF Re-muck	4.5	4.5	CAPEX	615
Drainage Hole Cut-out	4.5	4.5	CAPEX	228
Attack Ramps	4.5	4.5	OPEX	10,783
Ore Pass Finger Raise	2.4	2.4	CAPEX	510
Waste Pass Finger Raises	2.4	2.4	CAPEX	510
Level Extensions	4.5	4.5	CAPEX	78
C&F Cross0cut to lenses	4.5	4.5	OPEX	2,964
Ore Pass	2.4	2.4	CAPEX	217
Fresh Air Raise/Egress	2.4	2.4	CAPEX	217
Total (m)				31,955

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16.3	Mechanized Cut & Fill Mining Method

The principal mining method envisaged is mechanized non-captive cut and fill using trackless underground equipment, including scooptrams, haulage trucks and electric-hydraulic drill jumbos. Refer to Figure 16.11 ‘Typical Mining Method, Cut and Fill’. The average mining width is estimated to be 4.4m.

Figure 16.11 Typical Mining Method, Cut and Fill

Initial access to the stope lifts will be via cross cut attack down slope ramps. Refer to Figure 16.12 ‘Terronera Mine, Representative Level Design’ for a typical layout of spiral ramp-to-stope access. The initial bottom cut and fill lift will be excavated 4m high by the width of the mineralized domain (up to 6m wide), as drift development. Stope lifts will be mined from the bottom up. The backs of the attack ramps will be slashed to access higher lifts. Stope lift strike lengths will be up to 300m in length and 150m in each direction from the attack ramp access. Mining breasts will be drilled using horizontal blast holes. Where more than one vein occurs in the same mining block, adjacent veins will not be mined) simultaneously at the same elevation..

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Figure 16.12 Terronera Mine, Representative Level Design

Ventilated egress to 1380 in backfill (1.2m Ø)
6m Turning bay
Ventilated egress to 1380 in backfill (1.2m Ø)
Fresh air
300m C&F stope
Fresh air
95m
75m
Fresh air
75 m Attack ramp (4.5m x4.5m)
15m Orepass finger raise (4.5m x 4.5m)
15m Remuck bay (4.5mW x 7mH)
Fresh air
20m FAR/Egress (4.5m x 4.5 m)
20m
Orepass (2.4m Ø )
Finger raise (2.4m x 2.4m)
Fresh air
Egress to surface (2.4m Ø )
20m
15m
Drain hole
6m Level collection point to clean and dirty water sump on 1380 level (4.5m x 4.5m)
Ramp @ 12% (5m x 5m)
12m Transformer station connecting to sub on 1380 level (5m x 5m)
High voltage cable
METERS
TERRONERA MINE
REPRESENTATIVE LEVEL
DESIGN
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

16.4	Ground Support

In 2016, Endeavour engaged Knight Piésold Ltd. (KP) to provide Pre-Feasibility level geomechanical and hydrogeological support for the proposed underground mine at the Terronera Project. The scope of work included a geomechanical and hydrogeological site investigation program, domain definition, underground mine design input and a groundwater inflow estimate. This report section summarizes those aspects of the work scope.

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16.4.1	Site Investigation

A geomechanical and hydrogeological site investigation program was completed in 2016 which included:

•

Three HQ3 diameter oriented and triple-tubed diamond drill holes with associated detailed geomechanical logging using the RMR89 and NGI- Q classification systems. Hydraulic conductivity testing using an inflatable packer was completed in these drill holes.

•

One HQ diamond drill hole that was drilled parallel to the historic Lupillo adit to allow the rock mass quality observed in the exploration drill core to be calibrated against the performance of the existing underground workings.

•	Laboratory strength testing of drill core samples from the geomechanical drill holes.

In total, the program included 1,180 m of geomechanical drilling and 894 m of detailed geomechanical logging.

16.4.2	Geomechanical Domain Definition

The encountered rock masses at the Terronera Deposit were grouped into geomechanical domains in order to simplify the stability analyses. Each domain contains rock masses with similar engineering characteristics that are expected to perform similarly during mining. Several possible domain definitions were considered. The rock mass quality domains were ultimately defined by the spatial domains identified from a review of the core photos and by the major lithology groupings. The spatial domains are as follows:

•	Main Zone - Approximately located in the centre of the deposit. Associated with the most competent rock within the deposit.

•	Surface Effects Zone - Reduced rock mass quality was observed in the upper 100 m of the northwest area of the deposit. The reduction in rock mass quality is attributed to weathering.

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•	Arroyo Fault Zone - Approximately located at the eastern end of the deposit. A major fault zone that represents the least competent rock within the deposit.

•	Transition Zone - A transition between the Arroyo Fault Zone and the Main Zone.

Within these spatial domains, the rock mass quality varies by lithology, as follows:

•	Andesite -

The Andesite is characterized by an average UCS of 225 MPa and a  mi value of 17. It is classified as FAIR to GOOD quality rock with an RMR89 design value ranging from 55 in the Transition Zone, 60 in the Lower Quality Main Zone, to 70 in the Main Zone

•	Rhyolite -

The Rhyolite is characterized by an average UCS of 90 MPa and a mi value of 15. It is classified as POOR to GOOD quality rock with an RMR89 design value ranging from 40 in the Transition Zone to 60 in the Main Zone

•	Vein -	The Terronera Vein is of variable quality, and was subdivided into three classes:

o	Class 1

is characterized by an average UCS of 100 MPa, which was based on Schmidt hammer rebound values, and a mi value of 15. It is classified as GOOD quality rock with an RMR89 design value of 60. The vein is typically Class 1 within the Main Zone which may be possible for longhole mining consideration once underground mining has commenced in this area and a geotechnical re-evaluation has been undertaken

o	Class 2

is characterized by an average UCS of 100 MPa, which was based on Schmidt hammer rebound values, and a mi value of 15. It is classified as FAIR quality rock with an RMR89 design value of 45. The vein is typically Class 2 within the Transition Zone

o	Class 3	is characterized by an average UCS of 20 MPa and a mi value of 15. It is classified as POOR quality rock with an RMR89 design value of 30. The vein is typically Class 3 within the Surface Effects Zone

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•	Fault -

The Arroyo Fault Zone is characterized by an average UCS of 1 MPa, which was based on the ISRM description of soil and rock strength. It is classified as POOR quality rock with an RMR89 design value of 30

16.4.3	Mine Design Input

Underground rock mechanics design recommendations have been provided for the Terronera Deposit on:

•	Stope Dimensions – Stope dimensions for cut and fill mining were evaluated. The following back spans are thought to be achievable under standard 2.4 m long primary ground support:

o	Vein Class 1: 6m

o	Vein Class 2: 4.5m

o	Vein Class 3 / Fault: 3m

•	Stope Height – A maximum stope height of 4 m is recommended

•	Extraction Sequencing – The proposed overhanded extraction sequence was reviewed from a rock mechanics perspective.

•

Ground Support - The basis for a minimum support standard was proposed for the long-term development, access drifts and cut and fill stopes. The main ground control issues are expected to be associated with:

o	The quality of the Terronera Vein in the back of the stopes. The properties of this unit have a significant impact on the ground support recommendations

o

Random shears or structures intersecting the mine openings. These interactions could result in the formation of wedges that overtop the recommended ground support. The failures observed to date in the historical underground workings are primarily of this type

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o

Locally reduced rock mass quality associated with faults. Numerous faults are expected intersect the mine openings. These faults represent zones of reduced rock mass quality and will likely require additional ground support. The Arroyo Fault is of particular concern. Wherever possible, development should avoid this area.

o	Larger spans, particularly those associated with intersections

A summary of the preliminary ground support recommendations for cut and fill stopes is shown in Table 16.2.

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Table 16.2 Preliminary Ground Support Recommendations for Cut and Fill Stopes

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•

Crown Pillar Dimensions - Crown pillar dimensions were evaluated. The analyses suggest that a 30 m thick crown pillar will meet the design criteria, given the recommended ground support and the use of backfill. Tight filling the stopes as soon as possible after mining will be important to maintaining the long-term stability of the crown pillar.

A summary of preliminary crown pillar assessment is shown in Table 16.3.

Table 16.3 Summary of Preliminary Crown Pillar Assessment

•

Sill Pillar Dimensions - Temporary sill pillars have been incorporated into the proposed mine plan to vertically separate adjacent mining blocks. The stability of the pillars was evaluated. The results suggest that a 12m sill pillar is suitable for HW-FW spans of up to 9m in the Class 1 or 2 vein. Comments have been provided regarding the implementation, support, instrumentation and monitoring of the sill pillars.

•

Review of Mine Plan - The mine design was reviewed from a rock mechanics perspective. Several changes to the mine plan were recommended and are understood to have been implemented by P&E; an updated mine plan was not reviewed. Additional recommendations were made for the next level of design.

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A longitudinal projection of the location of crown and sill pillars is shown in Figure 16.13. The rock mass quality within the vein has been estimated from a review of core photos. P&E used this information to estimate the typical rock mass quality for each mining block, as shown on Figure 16.13. The rock mass quality is expected to vary significantly within each of the mining blocks.

16.4.4	Recommendations

The recommendations, and the analyses on which they are based, are appropriate for Pre-Feasibility level design. The design recommendations are based upon the currently available geological, structural, geomechanical, and hydrogeological data. The completed stability analyses suggest that the recommendations are reasonable and appropriate. The recommendations assume that controlled blasting and proactive geotechnical monitoring will be undertaken along with an ongoing commitment to geomechanical and hydrogeological data collection and analyses. Maintaining flexibility in the mine plan will be important to accommodate any ground control issues.

Future work should include more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model

•	Creating a 3D structural model

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining

•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability

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•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis

The domain definition, stability analyses, recommendations, and groundwater inflow estimate should be updated to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective.

For preliminary ground support recommendations for cut and fill stopes refer to Table 16.2 ‘Preliminary Ground Support Recommendations for Cut and Fill Stopes’.

A summary of preliminary crown pillar assessment is shown in Table 16.3.

A longitudinal projection of the location of crown and sill pillars and rock mass qualities is shown in Figure 16.13.

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Figure 16.13 ‘Terronera Mine Longitudinal Projection, Pillars, Rock Mass Quality, Fill

16.5	Hydrogeology

Knight Piésold Ltd. (KP) was retained by Endeavour Silver to estimate groundwater inflows to the proposed underground workings at the Terronera Project. The inflow estimate is intended to support Pre-Feasibility level engineering design and dewatering requirements.

16.5.1	Conceptual Hydrogeological Model

A conceptual groundwater model was developed using data from previous studies by GIXTOH Ingenieria & Medio Ambiente (GIXTOH, 2016a and 2016b), the results of the site investigation program completed by KP (2017) and the mine design developed by P&E.

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•	The rhyolite and andesite that host the Terronera Vein have a geometric mean hydraulic conductivity of 1 x 10 -7 m/s.

•

The Terronera Vein is highly fractured and is characterized by frequent zones of broken rock or rubble and some faults. As a result, the hydraulic conductivity of the Terronera Vein is expected to be relatively high, in the order of 10 -6 m/s.

•	Recharge to groundwater is expected to be primarily from precipitation but may also be contributed from surface water where faults and fractured rock zones are present.

•

The depth to water is approximately 100 mbgs near the central mining area, and a steep downward hydraulic gradient is observed between the overlaying host rock and the vein. This relatively strong vertical gradient suggests that Terronera Vein or historical mine works are acting as a drain.

16.5.2	Estimated Groundwater Inflow to the Proposed Development

The conceptual hydrogeological model was used to estimate groundwater inflows to the proposed mine workings. A base case and lower and upper bound groundwater inflow estimates (Table 16.4) were determined in order to account for the range of uncertainty in the bulk hydraulic conductivity and recharge.

Table 16.4 Summary of Groundwater Inflow Estimates

Mine Year	Total Inflows (l/s)
	Lower Bound	Base Case	Upper Bound
Pre-Development	10	15	40
Mine Year 1 - 8	10-15	25-30	55-85

Higher than estimated inflows may temporarily occur when highly fractured zones associated with faults or water-filled historic workings are intersected. Identifying water-bearing features in advance of mining and implementing mitigation measures can help to manage water inflows. These mitigation measures can include depressurization drill holes or pilot dewatering wells to allow the features to be drained, or pressure grouting to seal the features off from a source of recharge. Mitigation measures to manage water inflows may be necessary near the vicinity of the Arroyo Fault zone. Additional data collection is recommended to reduce uncertainty in the groundwater flow regime and inflow estimate.

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16.6	Schedules

Many mine production rates were considered. Ultimately, the maximum mining rate is decided by the size and shape of the deposit. The relationship is shown using “Taylor’s Rule

The orebody size and shape determines the number of working areas it can support. Further examination to determine cycle time and productivity from first principles used in the study have provided guidance on the maximum production rate possible. The mining schedule described in this section produces the highest net present value (“NPV”). After analysis of various possible scenarios, it was determined that mining at a high rate was not advantageous early in mine life. The cost of pre-production development required to develop the mine to produce at 2,000tpd early in the mine life is detrimental to NPV. To achieve a 1,000tpd production rate, a minimal amount of active mining areas is required early in mine life. Specifically MB1, MB2, MB3, MB4 and MB5 mining zones are active from the haulage drift which is 1,702m long. This represents minimal pre-production development.

The strategy of using cash flow generated from the 1,000tpd early mine phase to support pre-production development to a 2,000tpd rate reduces capital requirements. To increase production to 2,000tpd in year three, nearly all the available mining areas need to be active. The pre-production development required is deferred until cash flow is available from production.

16.6.1	Development Schedule

1)	Development Schedule Objectives

The development schedule objectives are as follows:

•	Calculate development rate productivity using first principles calculations for single and multiple heading scenarios

•	Establish the critical path for development to achieve 1,000tpd production

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•	Determine the development schedule increase to achieve 2,000tpd steady state production

•	Development on demand as required to achieve steady state production for remainder of the mine life

2)	Development advance rate

The development advance rate was calculated from first principles and verified using empirical observations. The advance rate used is 125m/month on a single heading and 175m/month for a multiple heading scenario. It is possible to increase the advance rates, which would likely involve additional contractor involvement to perform the work.

3)	Critical Path Pre-Production

The critical path pre-production focuses the production schedules on the most readily accessible mining areas as soon as possible which are on the haulage drift on 1380 elevation. All working areas must be available to achieve the 1000tpd production rate target.

The portal excavation is expected to take 45 days to complete starting in Year -1 (“Yr-1”). Afterwards, a dedicated development crew will advance the main access ramp to the attack ramp entrance for the first MB1 cut-and-fill lift. The distance to this location is approximately 525m from the portal, with scheduled completion in the sixth month. A dedicated development crew will be required to develop 125m/month on a single heading which will include completing key infrastructure cut outs and re-muck bays from the haulage ramp.

After reaching the cut-out for the MB1 attack ramp, the dedicated crew will hand the heading over to the second development crew for completion and continue the critical path 1380 haulage drift. Scheduled completion dates of the 1,380 haulage drift access to the mining blocks are as follows:

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Mining Area	Portal to attack ramp	Completion
	distance
(name)	(m)	(month)
Haulage MB1 – 1410el	525	6th
Haulage MB2 – 1380el	809	9th
Haulage MB3 – 1380el	1087	12th
Haulage MB4 – 1380el	1368	14th
Haulage MB5 – 1380el	1702	17th

The second development crew will be required to complete the production level development as well as major infrastructure services which include the cap and powder magazine, electrical substation, ore pass, chute, ventilation raise, waste pass chute, and attack ramp to MB1. The size of this crew will grow in Year 1 due to it being required to complete major infrastructure from 1,380 haulage drift and start developing each independent mining area decline. The initial target of this group will be to provide the development required to meet the steady state production requirements of 1,000tpd from 1,380el developing upwards from each mining block as shown in Figure 16.14.

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Figure 16.14 ‘Terronera Mine Longitudinal Projection, Critical Path Development Sequence’

The long-term goal of the second development crew will be to establish preproduction access for the increase to 2,000tpd in Year 3. This includes mining out the first few lifts above the temporary sill pillar and replacing the mined material with consolidated fill.

An illustration of the mine development sequence and schedule is presented on Figure 16.15.

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Figure 16.15 ‘Terronera Mine Longitudinal Projection, Development Sequence Years 1 to 6’.

M1
M2
M3
M4
M5
LEGEND
YEAR -1
YEAR +1
YEAR +2
YEAR +3
YEAR +4
YEAR +5
YEAR +6
METRES
TERRONERA MINE
LONGITUDINAL PROJECTION
DEVELOPMENT SEQUENCE
YEARS 1 TO 6
P&E MINING CONSULTANTS INC.
NOT FOR CONSTRUCTION

A total of 31,599m of development is scheduled to be excavated, LOM. A summary of yearly development requirements is presented in Table 16.5.

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Table 16.5 Mine and Stope Development Schedule (m)

Development Item	YR-1 Q1	YR-1 Q2	YR-1 Q3	YR-1 Q4	YR1 Q1	YR1 Q2	YR1 Q3	YR1 Q4	YR2 Q1	YR2 Q2	YR2 Q3	YR2 Q4	YR3	YR4	YR5	YR6	YR7	Total
Portal Entrance	24																	24
Portal Ramp	164	339																503
Ramp 1410 - 1380		0	283															284
1380 Haulage Drift			29	277	363	224												892
1380 Electrical Substations		12	12															24
1380 Refuge Shelters		12	12	12	12	12												60
1380 Fuel and Lube		12	0															12
1380 Cap Mag			12															12
1380 Powder Mag			12															12
1380 Latrine			15	15														30
1380 Clean & Dirty Sump			0	71														71
1380 RB Ore Pass			125	199	292	189	208											1,012
1380 Egress/Fresh Air Raise			128	207	276	175	231											1,018
Ramp				0	403	403	403	403	403	403	403	403	1,614					4,841
Ramp Re-muck				0	20	20	20	20	20	20	20	20	80					240
Ramp				254					252			509	1,277	514	367	1,019		4,191
Ramp Re-muck				12					12			24	60	24	24	48		204
Ramp Sump					0		0	0			12			24	12			48
Ramp Level Access			45	65	45	45	20	0	20	65	60	80	120	140	146	120		971
Access Ore Pass			15	30	15	15	15	0	15	30	55	60	90	90	85	90		605
Access Egress/Fresh Air Raise			20	40	20	20	20	0	20	40	60	80	120	120	100	120		780
Access BF Re-muck			15	30	15	15	15	0	15	30	45	60	90	105	90	90		615
Drainage Hole Cut- out			6	12	6	6	6	0	6	12	12	24	36	36	30	36		228
Attack Ramp				263	263	263	263	263	263	263	263	263	1,841	1,578	1,841	1,578	1,578	10,783
OP Finger Raises				15			15	0	15	15	45	60	90	90	75	90		510
WP Finger Raises				15			15	0	15	15	45	60	90	90	75	90		510
Level Extensions														78				78
C&F Cross-cut to lenses				91	91	91	91	91	91	0	180	180	800	679	69	425	81	2,964
Ore Pass											30			125	63			217
Fresh Air Raise/Egress											30			125	63			217
Total (m)	188	375	729	1,609	1,822	1,478	1,322	778	1,148	893	1,260	1,823	6,308	3,817	3,039	3,707	1,659	31,955

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16.6.2	Ore Production Schedule

1)	Mine Production Schedule Objectives

The mine production schedule objectives are as follows:

•	Producing high grade at the start of mining

•	Determine mine productivity by area from first principles

•	Schedule enough working areas to meet production targets

•	Deplete blocks strategically, ensuring sufficient working areas until end-of-mine life

•	Schedule temporary sill pillar mining according to geotechnical sequencing at end-of-mine life

2)	Early Mine Life Ore Production at 1,000tpd

The 1,380el is a prime location to develop the haulage drift because there are higher grades at and above this level. The attack ramps driven from the 1,380el into the cut-and-fill mining blocks start in high grade ore.

The schedule is based on first principle mechanized cut-and-fill productivity calculations. The productivity has been estimated for each mining block (“MB”) considering cycle times for drilling, blasting, mucking, ground support, services, and backfill. The height of the cut is fixed at 4m, however, the thickness of the deposit varies as well as the geotechnical properties of the ore being mined. The productivities for each mining block are estimated as follows:

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	Areas	Rock Property Width Productivity
	(name)	(1-3)	(m)	(tpd)
Mining block 1	Above1530 el	3	5.6	150
	Below 1530 el	2	5.6	225
Mining block 2	Above 1470 el	3	3.7	150
	Below 1470 el	1	3.7	255
Mining block 3	Above 1440 el	1	6	315
	Below 1440 el	2	6	225
Mining block 4	All	2	3.6	225
Mining block 5	Above 1380 el	3	3.4	150
	Below 1380 el	2	3.4	225

In narrower areas, the estimated productivity is lower than in wider areas. In wide areas, longitudinal panel mining may be required which reduces the cycle time since the material must be taken in two passes and requires an intermediate backfill cycle.

The geotechnical properties of the deposit were also considered in the productivity estimate. Rock types were divided into three mining categories: Class 1. ‘Fair Ground’, Class 2. ‘Poor Ground’ and Class 3. ‘Very Poor Ground’. In poor ground and very poor ground more support will be required which will reduce the productivity.

The Terronera Deposit is 1,400m in strike length and approximately 350m in vertical height with 14 working areas. A typical working area is 300m long and can produce from both advancing sides. MB2 has three lenses available to mine on each level as opposed to one which is typical for all other mining blocks. MB2 contributes six working areas to the total and brings the total number of working areas available for the Terronera mine to fourteen.

A summary of all working areas for the Terronera mine is provided below:

	Mining Block #1	Mining Block #2	Mining Block #3	Mining Block #4	Mining Block #5
Top Sill		1530el – 1620el	1470el – 1320el
Haulage Sill		1380el – 1500el	1380el – 1440el	1380el – 1500el	1380el – 1500el
Bottom	1410el – 1560el	1320el – 1350el	1320el – 1350el	1290el – 1350el	1260el – 1350el
Work Areas	1	6	3	2	2

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To achieve the 1,000tpd production target, five mining areas in MB1, MB2, MB3, MB4, MB5 must be active. The areas that can be accessed directly from the haulage drift are in blue in the table above.

3)	Mine Production Ramp up to 2,000tpd

In year three (“YR3”) many working areas must be active to achieve a steady production rate of 2,000tpd. The top sill of MB2 and MB3 become active as well as the bottom of MB2. Preparation for the increase to 2,000 tpd can be achieved by targeted development. This will be discussed later in this section.

A summary of all active working areas in Year 3 are in blue below:

	Mining Block #1	Mining Block #2	Mining Block #3	Mining Block #4	Mining Block #5
Top Sill		1530el – 1620el	1470el – 1320el
Haulage Sill		1380el – 1500el	1380el – 1440el	1380el – 1500el	1380el – 1500el
Bottom	1410el – 1560el	1320el – 1350el	1320el – 1350el	1290el – 1350el	1260el – 1350el
Work Areas	1	6	3	2	2

4)	Mining Sill Pillars at the End-of-Mine Life

The sill pillar beneath the constructed sill mat is planned for extraction at the end-of-mine life. Careful establishment and mining of the sill pillars will be crucial to the success of the mine near the end-of-mine life. The sill mat and associated consolidated waste rock backfill immediately above must be designed to support the overlying unconsolidated backfill material during this phase.

The temporary sill pillar will be removed using a long hole retreat mining method. It is important that mining is completed above the constructed sill pillar before removal of the sill pillar. The sequencing of the sill pillars is to be in the following order:

1.	The M2-1530 and M3-1470 sill pillar
2.	The M2-1380, M3-1380, M4-1380, M5-1380 after the pillars above in #1.

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Removing sill pillars involves risk. It is important that during this phase of the project potential risks are reassessed by on site personnel with the assistance of recent geotechnical information gained during the mining of Terronera. There is not enough information currently to make an accurate decision about the mining of the sill pillars. Before commencing the task, a full risk assessment should be performed. Actions to mitigate potential risks include:

•	The longhole drills can drill the entire pattern before blasting commences

•	The scoops can operated remotely when mucking beneath the constructed sill pillar in the stope

•	Care should be taken nearby the brow of the retreating temporary sill pillar. Cable bolt the brow and inclining production blast holes forward will increase the strength of the brow

•	Removing operators from the brow is also possible either by pre- loading brow holes with explosives or loading remotely

•	Geotechnical monitoring

A summary of yearly ore production is presented in Table 16.6.

Table 16.6 Yearly Mine Production Schedule Summary

Item	Units	Year								Total / Avg.
		Yr-1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7
Tonnes	(t)	8,124	310,150	350,931	743,469	680,696	697,056	717,415	553,213	4,061,054
Au	g/t	3.69	2.76	2.60	1.96	1.90	1.63	1.90	1.56	1.95
Ag	g/t	93	148	170	185	196	207	252	246	207
AgEq	g/t	351	341	353	322	329	321	384	350	342

An illustration of the stoping schedule is presented in Figure 16.16.

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Figure 16.16 ‘Terronera Mine Longitudinal Projection Mining Sequence

16.7	Mine Ventilation

The Terrenora Project has five mining areas, M1 through M5. The production areas have a total of eleven active work faces, each workface requiring 50,000 cfm (25m3/s) of fresh air flow for providing effective ventilation for workplace safety. Therefore, total airflow requirement for the mine life is 11x25 m3/s = 275 m3/s or 550,000 cfm, and this input has been used for simulating airflow and determining fan pressure and power input required. Refer to Figure 16.17 ‘Terronera Mine Longitudial Projection, Ventilation Flow Schematic’.

A ventilation simulation exercise was conducted using VENTIM software and used a phased approach; Phase 1: Portal development to the extent of M2 area, b) Phase 2: Intermediate stage with fresh air fans on surface, on top of M1 and M2 areas installed, and Phase 3: All five areas (M1-M5) are fully ventilated using surface mounted Fresh Air fans on respective Fresh Air Raises (FAR).

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All ramps and drifts were assumed at 5m x 5m and raises at 2.4m diameter.

Phase 1 requires allocation of 700kW, Phase 2 requires 400-500kW, and Phase 3 requires power allocation of 825kW. All portal fans could be used as fresh air fans on surface installation in areas M1-M4, and 2 additional similarly rated fans will be needed for the M5 area.

Note: The return airflow velocity at the portal is 11.0 m/s and M1 and M2 areas are in the range of 9-10m/s, which are high velocities and could cause dust related hazards. Therefore, these areas with high air velocity should have dust control measures.

Below are specific notes on phase simulation of ventilation airflow.

Phase 1: Portal development required two lines of 1,200mm flexible ducting each supplying 35m3/s of fresh air through: a) 6.0 kPa system (3-2.0kPa, 100kW fans in series on a skid) to M1 area and b) 8.0kPa system (4.0 -2.0kPa, 100kW fans in series on a skid) to M2 area. Fan system efficiency has been assumed as 75% (conservative). The ventilation plan accounts for using these seven fans on surface as fresh air fans. Total rated power allocation required for the Phase 1 is 700kW.

Phase 2: It was assumed that the Portal has been developed beyond M2 area and surface fans from the portal area could be mounted on top of the FARs on surface M1 and one workface and M2 has three work faces. Therefore, in this case Fresh Air requirement is 100m3/s, M1 area fan supplies 25 m3/s and M2 areas has two of the Portal area fans in parallel combination delivering 37.5 m3/s each. Each duty requirement is well below the rated power of 100kW. Four auxiliary fans would be drawing approximately 160kW of power and total ventilation related power allocation would be in the range of 400-500kW during this phase. Refer to Figure 16.18 ‘Terronera Mine Ventilation Phase 2 Air Flow’.

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Phase 3: This is the critical phase when all areas (M1-M5) are actively mined. Total fresh air inflow is 275m3/s from all surface fan systems. Return air of 275m3/s exits from the portal area. Refer to Figure 16.19 ‘Terronera Mine Ventilation Phase 3 Air Flow’. Fan arrangements are as follows:

•	M1 area: 1-100kW fan with power input of 24kW

•	M2 area: 2-100kW fans in parallel delivering 37.5m3 /s of fresh air each (total 75m3 /s), total power input of 118kW (59kW per fan)

•	M3 area - 2-100kW fans in parallel delivering 37.5m3 /s of fresh air each (total 75m3 /s), total power input of 118kW (59kW per fan)

•	M4 area - 2-100kW fans in parallel delivering 25m3 /s of fresh air each (total 50m3 /s), total power input of 75kW (37.5kW per fan)

•	M5 area - 2-100kW fans in parallel delivering 25m3/ s of fresh air each (total 50m3 /s), total power input of 75kW (37.5kW per fan)

Please note: Fresh air fans for M1-M4 are the portal fans used during Phase 1. Require two new similar fans for M5 area.

Total power input required for supplying fresh air during this phase is 418kW and the eleven auxiliary fans with 37 kW required need allocation of 407 kW. Therefore, total power input allocation for mine ventilation is 825kW, which is well below 900kW specified.

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Figure 16.17 ‘Terronera Mine Longitudial Projection, Ventilation Flow Schematic’

LEGEND
m³/S VENTILATION FLOW RATE
VENTILATION FAN
FRESH AIR INTAKE FLOW DIRECTION
PRODUCTION WORKING AREA
STOPE EGRESS
REFUGE STATION
EXHAUST RETURN AIR FLOW
MINE SECONDARY EGRESS
25m³/S
75m³/S
75m³/S
50m³/S
50m³/S
PORTAL
275m³/S
TERRONERA MINE
LONGITUDINAL PROJECTION
VENTILATION FLOW
SCHEMATIC
P&E MINING CONSULTANTS INC.
NOT FOR CONSTRUCTION
METRES

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Figure 16.18 Terronera Mine Ventilation Phase 2 Air Flow

Figure 16.19 Terronera Mine Ventilation Phase 3 Air Flow

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16.8	Electrical Loads

A summary of electrical load requirements is illustrated in Figure 16.20  ‘Terronera Mine Longitudinal Projection, Electrical Load’.

Figure 16.20 Terronera Mine Longitudinal Projection, Electrical Load

516,400 E
2,297,000 N
516,600 E
516,800 E
2,296,500 N
517,000 E
517,200 E
2,296,000 N
1900 EL
1800 EL
1700 EL
1600 EL
1500 EL
1400 EL
1300 EL
1200 EL
PORTAL
M1
M2
M3
M4
M5
1560
1530
1500
1470
1440
1410
1350
1320
1290
1260

LEGEND

	Power (kW)	Duty (%)	Eff. Power (kW)	Units (#)	Load (kW)
Drill Jumbo - Two Boom	135	60%	81	3	243
Drill Jumbo - One Boom	70	40%	28	6	168
Ground Support Bolter	70	30%	21	3	63
Main Fans	93	85%	79	5	396
Main Pumps	93	65%	61	4	242
Grindex Dewater Pumps	43	50%	22	10	216
Ventilation Fans	37	50%	19	12	224
Compressors	224	35%	78	2	157
Diamond Drills	37	65%	24	2	48
Lighting & Misc.	30	100%	30	1	30
					1800

1100 EL
1000 EL
900 EL
800 EL

0 100 200 METRES

TERRONERA MINE
LONGITUDINAL PROJECTION
ELECTRICAL LOAD

P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada

SCALE NTS | DATE-APRIL-21, 2017

NOT FOR CONSTRUCTION

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17.0	RECOVERY METHODS

A comprehensive metallurgical study was conducted by Resource Development Inc. (RDi) in support of the PFS for the Terronera Project. The metallurgical data developed indicate that a high grade flotation concentrate and Dore may be produced by flotation and cyanidation processes.

17.1	Summary

A beneficiation plant utilizing a flotation process was selected for recovery of precious metals present in the Terronera deposit. A fine grind of 80 percent passing 200 mesh provides acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be sold in the open market. A cleaner scavenger tail (CST) flotation product will be shipped to a cyanide leach facility for further processing. The Dore produced via a cyanidation, Merrill – Crowe, and refinery system will enhance the overall precious metal recovery for Terronera.

The mineral processing facility design throughput is 1,000 dry tpd equivalent to 342,000 dry tpy for Years 1 and 2 and 2,000 dry tpd equivalent to 684,000 dry tpy from Year 3. The life-of-mine (LOM) for the project is estimated at 7 years.

SFA conducted an analysis of the data developed by RDi to develop the estimated levels of gold and silver recovery that may be achieved. Metallurgical data were also used in the development of process design criteria and processing plant unit operations design. The metallurgical data were developed by RDi using mining industry accepted standard practice. The composite samples used for development of the metallurgical data were assembled and provided by Endeavour Silver. These samples are believed to be representative of various grades of material from the Terronera deposit.

Results from testing mineralized material may not always represent metallurgical results obtained from a production scale processing plant following a defined mine production plan. The process design developed for the Terronera project is consistent with the metallurgical data developed from samples tested by RDi for this study. The calculated levels of precious metal recovery developed for this study may change as more metallurgical data become available from future testing.

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17.2	Process Description

The processing methodology selected for gold and silver recovery from precious metal bearing materials originating from the Terronera Project consists of the following processing circuits:

•	Crushing plant (two stage - closed circuit)
•	Fine ore storage
•	Primary single grinding mill
•	Flotation Stages

o	Rougher & Scavenger
o	Two stage cleaning & Scavenger

•	Concentrate & CST sedimentation and filtration
•	Concentrate & CST storage and shipping
•	Tailings sedimentation
•	Reclaimed and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

The run-of mine material will be transported to a coarse material storage patio with haul trucks. The crushing circuit was designed to process 1,000 dry tpd in 10 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability was assumed to be 92 percent. The specific gravity of the run-of-mine material is 2.67 with average moisture of 4 percent. The beneficiation plant will produce a precious metal bearing high grade concentrate as final product.

The grinding circuit design consists of a single stage of grinding in a primary ball mill. The vein materials at Terronera have been classified as hard with an average Bond Work Index (Wi) of 17.4 kWh/metric ton. Optimization of the milling circuit design will be necessary to ensure that the fine grinding desired will be achieved during normal operation of the plant.

The overall process flow sheet is shown in Figure 17.1.

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Figure 17.1 Overall Process Flow Sheet

ORE STOCK
CRUSHING
CV-03
CV-01
CV-02
CV-04
CV-05
MILL No. 1
MILLING
FLOTATION
COMPRESSED AIR AREA
MAINTENANCE WORKSHOP
TAILINGS THICKENER
FRESH WATER
PROCESS WATER
CV-06
TAILINGS DAM
CONCENTRATE THICKENER
CONCENTRATE FILTRATION
SHIPPING
CLEANER SCAVENGER TAIL
FILTRATION
LEGEND
PROCESS
CONCENTRATE
PROCESS WATER
FRESH WATER
PFSAP PROVED

ENDEAVOUR SILVER CORP.

"TERRONERA"
1,000 MTPD MILLING CAPACITY

FLOWSHEET
& MASS BALANCE
CAP. 1,000 MTPD.

000	00	01

ENDEAVOUR

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A brief description of the processing circuits included in the design is as follows:

1.

The crushing circuit is comprised of a dump ore pocket fitted with an apron feeder. The Apron feeder sends the ore to a primary jaw crusher to reduce the material to minus 150 mm. The oversize is broken with a hydraulic breaker.

2.

The crushed material is transported to subsequent stages of screening and crushing in closed circuit to further reduce the material to minus 9 mm. Conveyor belts are used to transport the intermediate and fine crushed materials throughout the crushing circuit.

3.

The crushing circuit design provides two weigh scales, crushed ore sampling system, and magnetic separators to protect the cone crusher from iron coming from underground mining operations. The finely crushed product is transported to a fine ore bin with 1,000 tonne live capacity.

4.

A variable speed belt feeder transports the crushed material from the fine ore bin to the primary grinding mill. The material is ground to 80 percent minus 200 mesh (75 microns) in closed circuit with a battery of cyclones.

5.

Some flotation reagents will be added into the grinding mill to allow for conditioning. Ground slurry (cyclone overflow) at approximately 30 percent solids is sent to a trash screen for removal of debris produced in the underground mining operation. After trash removal the clean slurry is directed to a conditioning tank where flotation reagents are added for conditioning prior to the flotation process.

6.

The flotation circuit consists of banks of Rougher followed by Scavenger cells to achieve maximum precious metal recovery. The Rougher concentrate is sent to a two stage cleaning circuit to achieve the highest possible gold and silver grade in the final concentrate. The first cleaner tailing product and the scavenger concentrate are returned to the head of flotation. The cleaner scavenger tails (CST) report to the thickener and filtration area for dewatering.

7.	The CST is filtered and the filter cake with a moisture ranging from 15% to 20% is stored and air dried in a warehouse prior to shipment.

8.

The second cleaner concentrate reports to the concentrate thickener. The second cleaner concentrate is filtered and the filter cake (final concentrate) with moisture ranging from 15% to 20% is stored and air dried in a warehouse prior to shipment.

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9.	Each concentrate and CST shipment will be sampled and analyzed for precious metal and moisture contents. Impurities present in the concentrate will be quantified.

10.

Flotation tails will be sent to a thickener and the higher density slurry filtered at a dry tailings filter plant prior to conveying the solids to the dry tailings storage facility (DTSF). A dry stack type of tailings storage has been selected for the Terronera Project.

11.

After sedimentation and filtration, the flotation tailings will be transported to the dry tailings stacking area. The filtered tailing material will be placed in a stockpile by a radial stacker. Front end loaders and compaction equipment are ultimately used to spread and compact the tailing material as required.

12.	Advantages of a dry stack tailings system include the following:

o	Water reclaim maximization

o	No embankment needed

o	Minimal area required for placement

o	Improved drainage control

o	Lower reclamation cost

17.3	Energy and Water Requirements

Power will be provided by on-site generators in Year 1 and by CFE via a new 115kV power line beginning Year 2. The electrical power distribution system consists of a medium tension line with two substations to service the following processing areas:

•	Crushing plant

•	Grinding – flotation – sedimentation

Medium tension equipment is comprised of transformers with primary and secondary sides. Starters with 4160 Volts tension are provided for the grinding mill motor.

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Lower tension panels, motor control centers (MCC), harmonic filters, and capacitors are included in the design. Transformers are included for lights throughout the plant. MCC’s are intelligent type. Voltage is 480 V, three phase, 60 Hz. For lights and services, 220/127 voltages were included in the design.

Terronera’s water systems are comprised of a Fresh Water System and a Reclaimed Water System. Fresh water will be provided by U/G mining operations. The fresh water make-up requirement has been estimated at approximately 11 m3 per hour. This is equivalent to approximately 0.3 tonnes of fresh water per tonne of ore processed.

Water from the mine will be pumped to a fresh water tank. Fresh water will be fed by gravity to the following process areas:

•	Make-up to reclaim water tank

•	Fire water system

•	Potable water

•	Pumps gland water seals

•	Reagent mixing

The reclaim water tank will provide water via pumps to three processing circuits:

•	Grinding

•	Classification (dilution water)

•	Flotation (launder water)

17.4	Beneficiation Plant Process Reagents

The reagents to be utilized in flotation of sulfide mineralization associated with precious metals present at Terronera are outlined in Table 17.1.

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Table 17.1 Reagents and Dosage

Reagent	Dosage (g/t)
PROMOTER AP – 3418A	86
COLLECTOR A – 241	28
COPPER SULFATE	107
FROTHER F – 65	33
FLOCCULANT	30

Reagent dosage optimization studies will allow for reduction of costs associated with flotation and sedimentation of tailing and concentrate products.

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18.0	PROJECT INFRASTRUCTURE

18.1	Existing Infrastructure

A public access road connects Puerto Vallarta with the local communities and the Terronera project site area. The regional power needs are served by CFE which has a 23kV power line that runs through the Terronera property. There is no other existing infrastructure on the project site.

18.2	Infrastructure for Project

The major project infrastructure is shown on Figure 18.1 below:

Figure 18.1 Amec Foster Wheeler 2017 Map of Major Project Infrastructure

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18.3	Process Plant

Run-of-mine material is delivered by truck to the process plant area which comprises several buildings and structures housing the crushing, grinding, flotation, concentrate thickening, and tailings thickening equipment.

The process plant buildings are sized for 2,000tpd throughput but the project will be constructed and will begin operations as a 1,000tpd plant. Some of the initial equipment, however, will be sized to handle 2,000tpd so that when the plant throughput is expanded, the additional works needed will be minimal, primarily a new 1,000tpd ball mill and flotation line.

Preliminary drawings of the process plant are enclosed in Appendix G.

18.4	Filter Plant

The filter plant takes the flotation tailing product from the process plant and puts it into sedimentation tanks. From there the sediment is filtered and pressed into a dry tailings material which is conveyed to a stockpile. Trucks then transport the dry tailings material to the dry tailings storage facility.

Preliminary drawings of the filter plant are enclosed in Appendix G.

18.5	Waste Rock Storage Stockpile

Excavated material from the process plant area and initial mine development will generate 600,000m3 of material to be stored in a waste rock storage stockpile close to the mine portal. All rock material will be transported to the stockpile in 12m3 trucks, end-dumped, and pushed into place by bulldozers.

The rocks will be up to 30” to 40” in size and geotechnical studies determined the maximum safe slope. Hydrological studies were used as a basis for designing the stockpile drainage system. For the purposes of the PFS, preliminary designs were prepared of the stockpile.

The stored waste rock will be reclaimed for use as backfill in the mine. In Years 1 and 2 the annual amount reclaimed will be 10,000m3 to 15,000m3 but from Years 3 to 7 the annual volume will be from 60,000m3 to 130,000m3.

Preliminary drawings of the stockpile are enclosed in Appendix G.

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18.6	Ancillary Buildings

Ancillary buildings necessary to support the Terronera project include the following: Administration Building, Warehouse, Maintenance Shop, Garage/Repair Shop, Change House, Dining Room, First Aid Station, Main Gatehouse, Fuel Station, Explosives Storage Facility, Truck Scale, and Laboratory.

18.7	Project Access

The Terronera site is accessible by public road from Puerto Vallarta which lies 55 km to the west. The road is paved for 35km and the remainder is a well-maintained gravel road.

18.8	Internal Haul Roads and Mine Access Infrastructure

The Terronera Project will include access that is developed both from existing public roads and mine-site specific haul and access roads to be used only by Terronera Project equipment and mine personnel. Access from existing public roads will be utilized to connect the mine site to external access and to connect the mine portal platform area to the process plant. These access ways will accommodate light duty vehicles and heavy duty traffic including dump trucks, semi-tractor trailers, and construction machinery. The proposed mine access is shown on Figure 20.1.

Haul and access roads to transport personnel, equipment, rock and earth material haulage, and tailings on the mine property between the process plant and the TSF will be developed on land either owned or leased by Minera Plata Adelante SA de CV. The conceptual alignment for this haul and access road is also shown on Figures 20.1 and 20.5.

18.9	Power Supply and Distribution

Electrical power in the region is provided by CFE which operates the national grid in Mexico. An existing 23kV power line runs from the Tamarind substation 47km away in Ixtapa (near Puerto Vallarta) across the site of Terronera, however, this line has no excess power available for Terronera.

Endeavour Silver has arranged with CFE for the construction of a new 115kV power line to site together with a new substation. The permitting process for these facilities was initiated in April, 2017 and is expected to take 12 months.

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Following permit approval, construction of the new power line and substation by CFE is expected to take 18 months.

As the new 115kV supply will not be ready until Year 2 of the 1,000tpd operations, leased generators will be installed on site to provide power during construction and the first year of 1,000tpd operations.

18.10	Water Supply and Distribution

A 1,000M3 fresh water tank situated near the process plant will collect and store excess water from the mine. This tank water will be the main supply of process make-up, fire, and potable water for the site.

A reclaim water tank will store water reclaimed from the process plant and filter plant.

A separate fire water system and potable water system will be installed to service the site.

18.11	Waste Management

All domestic waste will be treated in sewage treatment facilities.

18.12	Surface Water Control

A stormwater pond located below the dry tailings storage area will collect the run-off water from the tailings site.

All surface water throughout the site will be collected, controlled, and discharged as described in Section 20.

18.13	Communications

The site will be serviced by a fiber optic telecommunications line. A telephone system with 512 extension lines will connect all parts of the mine, process plant, and ancillary buildings. Mobile communications comprising cell phones and radio sets will be available for operating staff.

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18.14	Camp Facilities

A construction camp will be established near the site comprising:

•	Three 18 person camp buildings for managers

•	Three 72 person camp buildings for workers

•	One building complex containing dining room, kitchen, laundry, and gym

•	One building complex for general meetings and common use

The camp will continue to provide meals and accommodation when the mine is operating.

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is then shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price.

Endeavour Silver has a policy of neither hedging nor forward selling any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in world markets.

Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence silver prices.

Table 19.1 summarizes the annual high, low, and average London PM gold and silver price per ounce from 2000 to 2016.

Table 19.1 Annual High, Low, and Average London PM Fix for Gold and Silver from 2000 to 2016

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.52	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	279.40	1,257.42	32.23	5.08	21.26
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68
2016	1,366.25	1,077.00	1,259.00	20.71	13.58	17.21

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Over the period from 2000 to 2016, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the three mines - Guanacevi, Bolanitos, and El Cubo - operated by Endeavour Silver.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

20.1	Terronera Project Surface Facilities Layout

Figure 20.1 illustrates the currently proposed project surface facilities layout and the Terronera Project’s location relative to the nearby communities of Santiago de Los Pinos and San Sebastian del Oeste.

Figure 20.1 Amec Foster Wheeler 2017 Map of Mine Surface Facilities Layout

The drainage basin within which the Terronera filtered tailings deposit will be constructed is known locally as the “Mondeño”.

20.2	Environmental Liability

The Terronera Project, as a greenfields mine development, has the advantage of not inheriting latent environmental contamination issues.

As evidenced by surface disturbance, no historical mining activities appear to have occurred within the project boundaries, however, there exist several currently active mining operations of limited scale in the project vicinity.

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20.3	Environmental Permitting Basis

The Terronera project submitted, in December, 2013, a Manifest of Environmental Impact (“MIA”), the Mexico Federal Government’s equivalent to a Canadian Environmental Assessment, to the Mexican environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for a 500 tpd Terronera Project was issued in October, 2014. Prior to the December, 2013 MIA application, Endeavour Silver was issued an exploration MIA and certain associated SEMARNAT permits specific to the exploration phase for the project.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1500 tpd and to establish that the tailings storage facility would be developed as a filtered tailings storage.

A further modified MIA application to expand the Terronera process rate to 2,000 tpd will be developed and submitted to SEMARNAT at a future date in anticipation of the proposed 2,000 tpd process phase for the project.

The Terronera Project process plant feed will be processed on site by flotation. The processing agents will not include cyanide and will be limited principally to agents such as coagulants, surfactants, and flocculants that facilitate the process of “floating” the silver and gold that are introduced to the process circuit in the milled material.

These flotation agents are typically relatively inert. The majority of reagent chemicals are captured in very fine (80% sub #200 gradation) tailings waste that is stored, and thus contained, within the drystack tailings storage facility (“TSF”). Any potential seepage from this and other storage facilities will be monitored and treated to achieve constant on-site reagent containment.

A small fraction of the ore (~ 2%) will be processed by tank leaching at Endeavour Silver’s Guanaceví Mine. This limited Terronera Project tonnage will be transported by haul truck to the Guanaceví plant in the State of Durango for leachate processing. The tailings that will be generated by this Terronera ore will ultimately be stored at the Guanaceví filtered tailings storage facility which is controlled by the permits in-place at the Guanaceví Mine.

Tailings that do not include cyanide processed ore are covered by regulations that are unique and separate in the SEMARNAT permitting system from those for cyanide leaching ore processing. The flotation regulations are more appropriate for the hydrological, seismic, TSF geometry, and natural terrain conditions at the Terronera Project than the regulations applicable to mines that require cyanide process permits for their TSF entitlement requirements.

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The flow chart for Mexico mine permitting is shown in Figure 20.2.

Figure 20.2 Environmental Permitting Steps for Mining Projects in Mexico

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The status of the Terronera project as of the effective date of this PFS per the Federal, State, and Regional/Municipal governing bodies in Mexico is as listed in Figure 20.3.

Figure 20.3 Environmental Permits required for the Terronera Project

Mining Stage	Agency/Permit	Submittal Documentation	Required per Minera Plata Adelante / Submittal Date if Issued	Comments/Observations
Exploration	SEMARNAT / NORMA de Ley General	Exploration MIA	31 Oct. 2011	Permit Issued to Minera Plata Adelante - extended for 24 months on 20 January 2017
		Exploration ETJ	19 Jan. 2013	Permit Issued to Minera Plata Adelante for the Terronera vein exploration – Diligence ongoing for additional exploration permissions for the La Luz and Espinos veins.
Construction	Local Municipality: (Permit for Disposal of Non-hazardous Waste Residues)	Application	Yes	Will be requested from the local municipality after the precedent permits have been granted.

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SEMARNAT: (Land use License)	Application	n/a
INAH: (Archeological Clearance)	Survey	n/a	No evidence of archeological sites currently exists for Terronera project.
SEDENA, Local Municipality and State Governments: (Explosives Handling)	Application and Endorsement Letter – All submittals occur after SEMARNAT authorizations are issued.	Yes	The SEMARNAT Change of Land Use permit is issued prior to presentation of SEDENA (Federal), State, and Local applications.
SEMARNAT: Environmental Impact Resolution for the Mining Project	Environmental Impact Manifesto (MIA)	Yes	500 tpd MIA submitted Dec 2013 and
granted in Oct 2014. 1500 tpd MIA modification was authorized by
SEMARNAT on 23 Feb 2017.
The 1,000/2,000 tpd MIA modification
has not been submitted for SEMARNAT review as of the date of this report.
SEMARNAT: Permit to Change the Use of Land	Technical Economic Justification Study (ETJ) – aka Change of Soils Use (CUS)	Yes	ETJ for 1,500 tpd mine and plant (not including TSF installations)
submitted to SEMARNAT on
February 7 2017. The ETJ for
1,000/2,000 tpd has not been
submitted for SEMARNAT review as
of the date of this report.

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CONAGUA: Concession to Extract Underground Water	Not required by CONAGUA since process water source is from mining operations	n/a	Very likely that Terronera underground mine will generate 100% of process and makeup water demand. Filter plant in the Mondeño will also considerably reduce makeup water demand.
CONAGUA: Concession to Occupy a Federal Riverbed Area	Various Documents	Yes. It has been confirmed that the TSF basin natural drainage flow exceeds the threshold of 2m width and 0.75m depth in a 5 year storm event.	The application is being processed by CONAGUA as of the Effective Date of this PFS.
CONAGUA: Permit to Construct in the Federal Zone	Application Form Supported by Technical Documents.	Yes	Application CNA 02-002 to construct the TSF in the Federal Zone has been submitted to CONAGUA
CONAGUA: Permit to Construct Hydraulic Infrastructure	n/a	n/a	Dry tailings storages typically avoid the hydraulic structure permit requirement

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	SEMARNAT: Risk Analysis Study	Risk Analysis Study (ER)	Risk Analysis Study is typically not required when cyanide (NaCN) is not used in the processing circuit. Terronera will be a flotation circuit thus excluding the use of NaCN.	The risk level of the project will be assessed when the project is sufficiently advanced. The Risk Analysis Study will be advanced if required.
	SEMARNAT: Unified Technical Document	Unified Technical Document (DTU)	n/a	Once the MIA has been issued and the ETJ is in process the DTU is not typically required.
Operation	CONAGUA: Effluent Discharge Permit	Various Documents	Yes	Documents will be submitted to CONAGUA prior to Terronera operation activities.
	MUNICIPIAL: Sole Environmental License	Various Documents	Yes	Provides an Environmental registration number for the mine. Requested by Minera Plata Adelante prior to the time of mine startup.
	SEMARNAT: Accident Prevention Plan	Const. Phase Risk Analysis Covers this Requirement	Included in ER	Included in Risk Analysis Documentation (ER shown above)

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	MUNICIPAL: Registration as Generator of Hazardous Wastes	Various Documents	Yes	This document will register prior to mine start-up the use of certain chemicals, oils, and slag materials.
	SEMARNAT: (mining residues mgmt. plan) NOM-157- SEMARNAT- 2009	Management Plan that Complies with NOM-157	Yes	Management plan will be generated & submitted to SEMARNAT by Minera Plata Adelante per the requirements of NOM-157- SEMARNAT-2009
Closure	SEMARNAT: (Closure and Reclamation Plan)	Closure Plan that Complies with NOM141 Sect. 4.17	Yes	Plan should be submitted to SEMARNAT w/ 1000/2000 tpd MIA application, updated during the mine operation phase, and finalized prior to closure of mine.

20.4	Existing Site Conditions

20.4.1	Baseline Studies

To provide a basis upon which to gauge the potential environment impact of the proposed project, certain environmental baseline studies were performed prior to the issuance of the Preliminary Economic Assessment which was issued in April, 2015. The following baseline studies were performed by Endeavour Silver’s two previously identified in-country permitting consultants:

•	Meteorology, air quality, and climatology

•	Soil erosion and contamination

•	Surface and subsurface hydrological conditions and hydraulic forces on surface structures

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•	Flora and fauna, cultural, historical, archeological resources, as applicable

20.4.2	Topography

The Terronera Project is located in a mountainous region of Western Mexico with elevations ranging from sea level at the Pacific coast to 2,850m in the highest elevation in the San Sebastian region of the Sierra Madre Occidental mountain range.

Elevations range from 1,160m to 1,800m within the Terronera project footprint.

The initial topographical and geographical mapping basis for the development planning for the Terronera Project was captured by satellite photogrammetry on March 1, 2012 by Photosat Satellite and GIS Data Consultant of Vancouver, Canada. The topographic resolution for this data generated one meter contours. Because the project area has remained relatively undisturbed since the date of this satellite capture the image and contour data remains current and relevant for the basis of this PFS.

20.4.3	Meteorology – Air Quality

The climate type reported for the project site is subtropical with the rainy season occurring from June to September, with July typically being the wettest month. Data from the closest meteorological station (San Sebastián del Oeste), show the average annual precipitation as 1.35 m. The maximum mean air temperature is 25.6° C and the minimum mean is 11.7° C.

Prevailing winds in the area are from the southwest.

No existing data on air quality is available for the project area. Existing unpaved road traffic may be the main source of dust but, in general, the area is considered to have good air quality as a rural and relatively undeveloped area.

20.4.4	Soil

The predominant type of soil in the Mondeño is known as regosol per the agricultural soils nomenclature. Soils of this type generally result from the relatively recent formation of non-alluvial substrates and are located in areas with strong erosion causing continuous soil creation from the weathering of the host rock.

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The regosol soils in the Terronera area are of silt-clay texture of high plasticity (USCS type CH), clayey sands (SC), highly compressible silts (MH) and silty sands (SM) with a density range of 1,359 to 1,929 kg/m3 and an in-situ moisture range of 6% to 37% within the sampling from the seventeen open pit tests performed by Amec Foster Wheeler in the Mondeño basin.

20.4.5	Geotechnical and Seismic Studies

Geotechnical investigations including subsurface hollow stem augur drilling, standard penetration testing (SPT), and soil/core samples, open pit tests, and, as appropriate, permeability testing, occurred utilizing various drilling and coring subcontractors and were supervised and logged by Amec Foster Wheeler geotechnical engineers between December, 2015 and October, 2016 for the preliminary design phase for the tailings, soils, and waste rock storage facilities.

Amec Foster Wheeler generated, in November, 2014, and then updated in October, 2016, a Deterministic Seismic Hazard Assessment for the Terronera Project site. The report’s findings identify the seismic influence of the Jalisco block and Rivera and Cocos tectonic plates at the tectonic subduction zone approximately 175 km west of the project site along the margin of the Pacific coast. Three earthquakes of 8.0 Richter magnitude or greater have occurred within 320 km of the site since 1930. The deterministic weighted mean un-attenuated horizontal acceleration for the site was determined in the Amec Foster Wheeler study to be 0.48g. For this reason Amec Foster Wheeler has recommended that tailings be stored in a structurally placed and densified filtered tailings configuration that consistently maintains static and seismic force geotechnical stability that meets or exceeds TSF factor-of-safety criteria set by the Canadian Dam Association.

20.4.6	Hydrology

According to the hydrological classification system used by the Mexico Federal water commission, CONAGUA, the Terronera Project area is located within the administrative hydrologic region #3, “Pacifico Norte”.

If the flow of stormwater, in the drainage area that the proposed mine facilities are located within can flow during a five-year return period intensity with a stream width of ≥two meters and a depth of ≥0.75 meters then a permit to construct facilities in what is regarded as “Federal Waters”, or “Federal Zone” can be required by CONAGUA. The several principal drainages in the Mondeño have been determined by hydrologic and hydraulic analysis to exceed these CONAGUA Federal Zone flow thresholds. For this reason, the Terronera filtered tailings deposit design and operational procedure was established by Amec Foster Wheeler for this PFS so as to comply with the CONAGUA Federal Zone regulations.

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Hidrologia e Hidraulica de Mexico generated, in May, 2016, a Precipitation Analysis Study for the Terronera Project. The study evaluated precipitation data from three meteorological data stations within 36 km of the project, including the San Sebastian station about four km from the site. The return period data necessary for pending hydraulic sizing and design configuration of Terronera site drainage infrastructure was developed and is shown in Figure 20.4.

Figure 20.4 Return Period Storm Event Precipitation

Return Period Size	24 Hour Precipitation (mm)
2 years	58
5 years	76
10 years	88
20 years	99
50 years	114
100 years	124
500 years	150
1,000 years	161
5,000 years	186
10,000 years	197

20.4.6.1.	Watershed – Surface Hydrology

The Terronera Project is located in the watershed Rio Ameca – Ixtapa. This watershed covers an area of 3,160 km2. The watershed western boundary occurs at the Pacific Ocean. The sub-basin including the Terronera Project is the San Sebastian drainage which captures approximately 84,700 hectares of drainage area.

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20.4.6.2.	Sub-Surface Hydrology

The Terronera Project is located above the aquifer Mixtlán, specifically in the northwestern quadrant of the aquifer.

Endeavour Silver is anticipating that the Terronera Project will use excess water pumped from the mine tunnels and recovered from the tailings filter plant for 100% of the operations water demand. The beneficial use of processing ore using water from underground workings is established in Article 19 of Chapter 3 of the Mexican Mining Law.

Under water law in Mexico, mining process water cannot be returned to the surface or subsurface basins without treatment in accordance with SEMARNAT NOM-001, Limits of Contaminants in the Discharges of Wastewaters into the Mexican National Waters and Resources.

20.4.7	Land Use

The communities in the project area have been organized since the early 1900’s into various ejidos, or community groups, which distribute and share agricultural and other lands for the benefit of the ejido member families. The Terronera Project has completed negotiations with various ejido members for leased surface rights of certain parcels of land needed for the location of the tailings and waste rock storage facilities. The aggregate limit of these parcels is identified on Figure 20.1. as the dashed magenta line labeled as the TSF surface area boundary.

The predominant use of land at the site project is forestry, pasture land, and subsistence agriculture. The SEMARNAT default land use is known in Spanish as “forestal”, or forest in English.

A network of unpaved roads exists for transportation between communities and ranches. The Terronera Project has used these roads for exploration phase access. A portion of the Terronera construction phase work includes improving those portions of the main community road between Los Pinos and San Sebastian which the mine will utilize during the operations phase of the project.

20.4.8	Vegetation and Ecosystems

A study area inventory was performed by Ing. Roberto Trujillo of the Consultoría Forestal y Ambiental of Durango, DGO, Mexico for the Terronera Project. The results are included in the MIA report submitted to SEMARNAT in February, 2017, for a 1,500tpd Terronera mine and process plant.

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The Trujillo study identifies fauna and flora as a baseline condition for the project area and recommends certain actions to minimize the environmental impact of the proposed Terronera Project.

20.5	Tailings Storage Facility (TSF)

The TSF will store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico.

The TSF design will accommodate approximately 2.3 million m3 of compacted tailings over a 7 year mine life based upon an initial two year 1,000 tpd process rate and then an expansion to 2,000 tpd beginning in Year 3.

Additional storage volume is available in the initial TSF footprint as incremental additional TSF overall height should Endeavour Silver increase process rates or identify additional mineralization for an extended mine life.

The layout of the TSF is shown in Figure 20.5.

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Figure 20.5 Amec Foster Wheeler 2017 Map of the TSF Layout

20.5.1	TSF Location and Geometry

The location of the TSF in relation to the overall project facilities is shown in Figure 20.1. The TSF is located in a valley approximately 1km northwest of the process plant. The current footprint of the TSF occupies a footprint area of approximately 87,000 m2.

The TSF is designed to have an overall downstream slope of 2.5 to 1 with interim benches of 5m width and slopes 10m in height at 2:1 slope. Below the TSF to the northwest, there is a proposed storm water collection pond to collect, treat, and release storm water from the TSF surface area and any subgrade water that is not qualified to be released downstream.

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Upstream drainage will be captured in cutoff ditches constructed immediately above the TSF upstream perimeter and routed to the natural drainage course below the TSF as non-contact water.

20.5.2	TSF Operating Methodology

Filtered tailings will be placed and compacted in lifts of approximately 30cm to a design target density of 1.76 MT/m3 at an optimal moisture content of approximately 18%. It is proposed that the TSF be constructed and reclaimed concurrently with erosion protection, re-vegetation, and drainage structures once the TSF toe dam and its initial bench and slope are completed.

20.5.3	Tailings Transport and Deposition

The proposed TSF will be constructed with filter tailings produced by a filter press plant that is located at the TSF. Filter tailings will be transported to the TSF area by either 12 m3 haul trucks that will transport the filtered tailings approximately one-half km along a proposed newly constructed haul road or by a conveyor system. A dry tailings staging area will feed the dry tailings haul trucks or conveyor system at the filter plant site.

At the TSF, the tailings will be truck end-dumped or radial conveyor-placed, spread, and compacted by a series of mid-size dozers, motor grader(s), and vibratory roller compactors.

20.6	Environmental Considerations for Tailings Storage

20.6.1	Substances and Residues Used and Produced by the Ore Processing Operations

The reagents used in the process flotation operations are Cytec AP-3418, Cytec A-241, Cytec AF-65, Copper Sulphate, and Foaming Agent PQM F-65.

The mine area will utilize a variety of oils, greases, and chemicals, and other reagents that will be identified, quantified, classified, and submitted for registration per NOM-052, 083, & 157 specific to the Mine Risk Analysis and Application for the Generation of Hazardous Wastes.

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20.6.2	Geotechnical Characterization of the Starter Dam Structure and Filtered Tailings Storage

Subject to the requirements of NOM-157 – SEMARNAT 2009 Amec Foster Wheeler has performed testing on the waste rock to quantify any acid generating, or potential acid generating waste rock. The tailings have also been sampled and tested for potential contaminants for the purpose of sizing/designing the TSF contact water management pond as shown at the toe of the tailings storage facility in Figure 20.5.

20.6.3	Environmental Monitoring Program

The Terronera project will be required to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment.

Mexican law requires that an environmental program be implemented to monitor the surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions. Amec Foster Wheeler has supported Endeavour Silver during the installation of four combination piezometer and water quality monitoring wells in the Mondeño basin as shown in Figure 20.7. Additional wells have been proposed by Amec Foster Wheeler at upstream and downstream locations of the TSF to verify groundwater quality once the TSF is operational.

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Figure 20.5 Amec Foster Wheeler 2017 Map of the Mondeño Tailings Storage Area Monitoring Well Locations

20.6.4	Surface Water Management

The Amec Foster Wheeler design components for the Terronera tailings management facilities are shown on Figure 20.5 and are listed as follows:

•	The filtered tailings storage, or TSF, with a capacity of approximately four million tons of densified tailings material

•	A constructed haul road from the process plant to the filter plant. This road also provides the alignment for the raw tailings and filter plant extracted process water piping

•	A constructed haul road from the filtered tailings plant to the active TSF platform

•	A platform above the TSF on which the filter plant will be located.

These features will interrupt natural drainage courses and will need to be designed to accommodate both typical stormflows and the 50 year design stormflows as stipulated in SEMARNAT NOM.141 Section 5.3.1. Because the TSF is located in a Federal Zone as designated by CONAGUA the non-contact diversion structures in association with the TSF will be sized to be able to successfully pass through the TSF the 10,000 year return period stormflow.

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The constructed haul roads will utilize concrete, HDPE, and ADS plastic culverts sized according to NOM141 criteria to pass 50 year return period design storm flows. The TSF will use a combination of perimeter canals constructed above the facilities, subdrain rock and pipe systems beneath the storages, and, where feasible, culverts to route design storm flows through facilities as appropriate. Long culverts with minimal slope will be avoided in favour of open drainage structures so as to minimize culvert maintenance.

20.6.5	Mine Water Discharge

Mine water will be pumped to the surface and utilized as process water. Any process water excess will need to be water quality tested and can be discharged downstream if compliant with SEMARNAT NOM157 Section 5.4.2.4.1 mine waste discharge contamination limits, and certain applicable sections of NOM-001. If not compliant it will need to be stored, treated, and tested to achieve compliant discharge.

20.6.6	Groundwater Management

The current process water demand estimate does not require the use of groundwater from the project aquifer Mixtlán identified in Section 20.4.6.2.

Amec Foster Wheeler, as part of the permitting submittal to CONAGUA, conducted 2-d water infiltration modeling through the tailings dry stack and the native vadose zone that considered the tailings unsaturated pore water properties, the effects of drystack height or geometry as it grows over time, and the climatological conditions of the site (Amec Foster Wheeler, 2016). Based on the available site data and the projected drystack properties, it is anticipated that no liner would be required over the entire area of the TSF to prevent infiltration into the native ground, however, the TSF design includes the construction of a subdrain system in identified ephemeral and perennial spring areas at the bottom of the existing valley and the inclusion of a geomembrane both to prevent saturation of the overlying filtered tailings material and to separate contact from non-contact water at the base of the TSF.

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20.6.7	Air Quality Management

SEMARNAT NOM-141, specific to tailings facilities, provides fairly general commentary on limiting fugitive dust contamination of surrounding communities, and of the need for mine perimeter particulate contamination monitoring.

20.6.8	Soil-Rock Management as Closure Capping Materials

In accordance with SEMARNAT regulations, during the stages of preparation, construction, operation, maintenance and closure/reclamation, actions must be taken to prevent soil erosion and contamination of native soils in the project area.

The Terronera TSF plan, as shown in Figures 20.1 and 20.5, demonstrates the geometry for the Mondeño filtered tailings deposit that will be generated by the processing of 4.06 M tonnes of ore as presented in this PFS. At more advanced stages of design documentation, Amec Foster Wheeler will recommend the storage and preservation on-site of dedicated topsoil and waste rock storages of sufficient volume to facilitate capping of the TSF to achieve long term erosion control, dust control, and to contain the filtered tailings storage within a stable surface cover mantle of soil-rock material that will minimize ongoing TSF management at the time of the implementation of the project reclamation and closure plan.

20.6.9	Solid Waste Disposal

Hazardous waste management criteria are established in SEMARNAT NOM-052; 2005 which describes the characteristics, process of identification, classification, and listing of hazardous waste.

Hazardous waste generated onsite will need to be loaded into containers that clearly identify the type of waste and placed in an appropriate disposal area for such waste.

20.7	Socio-Economic and Community Relations

The project is in the vicinity of the communities of San Sebastian del Oeste, Santiago de Pinos, and Los Reyes. These three relatively typical Mexican “pueblos” belong to the municipality of San Sebastian del Oeste, Jalisco. Per the Federal Mexican census of 2010, this municipality has 5,755 inhabitants.

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20.8	Cultural and Historical Resource Studies

According to the baseline cultural and historical resource studies, the QP is unaware of any cultural events or practices or any historical landmarks that would interfere with the development of the Terronera Project.

20.9	Archeological Artifacts and Studies

According to the baseline archaeological studies, the QP is unaware of any archaeological artifacts that would be impacted by the development of the Terronera Project.

20.10	Reclamation and Closure Activities

A Terronera closure and reclamation plan will be included in the amended 1000/2000tpd MIA permit application, and ETJ support documentation, as outlined in the Construction Phase portion of Figure 20.3.

Every three years during the active mine operation, and no less than three years prior to the closure of the mine, an updated closure plan should be presented to SEMARNAT for the Terronera Project.

At the end of the mine life, Endeavour Silver shall perform restoration activities on impacted areas ensuring the stability of disturbed areas. These efforts should be started to the extent possible during project operations and be completed within two years after the end of the mine operations.

20.10.1	Mine Surface Disturbance Closure Activities

20.10.1.1.	Resurfacing and Vegetation

The Terronera Project above ground improvements will need to be dismantled and removed from the site. The resulting disturbed platforms and other surface areas will need to be covered with rock or stable soil fill as necessary to provide positive drainage conditions and then capped with topsoil from the mine topsoil storage generated during mine development. The topsoil capped areas will need to be re-vegetated so as to provide a permanent self-sustaining rehabilitation of the previously disturbed mine surface area.

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20.10.1.2.	Mine Runoff and TSF and Rock Storage Seepage Management

Any mine generated contact water seepage that does not qualify for release into the downstream environment will need to be managed as actively treated flows until such time as it can qualify for direct release per the discharge limits criteria of SEMARNAT NOM-001 Contaminant Discharge, NOM-157 Mine Discharge, and NOM-052 Hazardous Waste. As is typical of contemporary mine closures, the final mine closure will need to be a mine site with a condition of zero non-qualified release of runoff.

20.10.2	Underground Mine Infrastructure Closure Activities

All vent raises and portals that provide access to underground workings should be properly sealed to prohibit access to underground workings. Subsurface mine water that reaches the surface should be managed as surface runoff.

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21.0	CAPITAL & OPERATING COSTS

Capital and operating cost estimates were developed to evaluate the economic feasibility of the Terronera Project. The capital costs comprise initial capital costs (incurred from the date of the project go-ahead to start-up of commercial production) and sustaining capital costs (incurred from start-up of commercial production to mine closure). The estimates are summarized in the following tables:

•	Table 21.6 Summary of 1,000tpd Capital Costs

•	Table 21.9 Summary of Capital Costs for Expansion to 2,000tpd

Excluded from all capital costs are the sunk costs incurred prior to the project go-ahead, including all costs associated with:

•	Property purchases

•	Drilling and exploration

•	Concession taxes and annual payments

•	Metallurgical testing

•	Geotechnical sampling and coring for TSF foundation assessment

•	Advice, studies and technical reports from third party professionals including cost of outside consultants

•	Permitting fees

•	Endeavour Silver time and expenses in trips to site, meetings, and discussions with authorities, contractors, and other parties

The operating costs comprise operating and maintenance costs from all areas of Endeavour Silver’s Terronera operations and administration. The operating costs are summarized in Section 21.7.

21.1	Preparation of Capital Cost Estimates

The capital cost estimates were prepared by the following contributors and compiled by SFA into a single capital cost estimate:

•	P&E Mining Consultants Inc. (“P&E”) estimated the mining costs

•

Amec Foster Wheeler estimated the dry tailings storage facility, filter plant site preparation, and TSF basin roads and pipelines costs utilizing Endeavour Silver Corp provided unit costs as generated during operation of their three currently operating Mexico mining properties.

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•	Endeavour Silver estimated the taxes, royalties, and transport and refinery costs

•	Endeavour Silver obtained from the Commissión Federal de Electricidad (“CFE”) the cost of providing a 115 kV power line to site and the costs per kWh of supplying power

•	Endeavour Silver estimated the cost of leasing generators to provide power to the site during construction and all the project facilities for the first year of operations

•	SFA, with input from P&E and PMICSA, estimated the engineering, procurement, and project and construction management costs

•

SFA, with the assistance of PM Ingeniería y Construcción, S.A. de C.V.(“PMICSA”), estimated the process and filter plant costs, the site preparation costs for the process plant, and the waste rock storage costs

•	SFA estimated the total mine closure costs with the Terronera closure and reclamation phase reclamation costs being provided by Amec Foster Wheeler

•	SFA, with input from Endeavour Silver, estimated the site buildings, water supply, construction camp, and Owner’s costs

21.2	Basis of Capital Costs

The capital costs were estimated by engineers and construction managers with recent experience on similar mining projects in Mexico and were based on the following:

•	Topographic maps with 1m contours

•	Life of mine (LOM) production schedules derived from 3D block models

•	Metallurgical test work by RDi, Wheat Ridge, Colorado

•	Material quantity take-offs for tailings facility, earthworks, and roads

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•	Vendor quotes for major equipment

•	Contractor quotes for contract mining work

•

Preliminary engineering for the process and filter plants, including: flowsheets; material balances; process design criteria; P&ID’s; electrical single-line diagrams; equipment lists; equipment data sheets; specifications (for major equipment); instrument list; site layouts; general arrangement drawings; and sections

•	Endeavour Silver and SFA data for all other equipment and materials

•	The Project Execution Plan enclosed in Section 24 of this report

•	Spares at 4% of mechanical and electrical equipment costs for the 1,000tpd process and filter plants and 2% for the expansion to 2,000tpd

•	Freight, duties, taxes, and vendor commissioning costs were included in equipment costs

•	CONAGUA TSF permit submittal concept for the TSF area installations

•	Labour installation manhours and unit costs for all structural, mechanical, piping, electrical, and instrumentation work were based on PMICSA’s data base from mining projects in Mexico

•	The direct costs include all contractors’ mobilization, management, overheads, site vehicles, utilities, surveying, and material testing

•

Owner’s costs include: internal Endeavour Silver project staff (management, procurement, accounting); environmental and community relations activities; temporary works; start-up costs; vehicles, ambulance; and communications equipment

•	Engineering at 6% of direct costs

•	PM/CM costs were based on manpower and rates used on previous Endeavour Silver projects (Bolanitos and El Cubo) and Terronera’s construction schedule enclosed in Section 24 of this report

The accuracy of the capital cost estimates is ± 20%.

The estimates are based on prices ruling 4th Quarter, 2016.

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No allowance has been made for escalation and exchange rate fluctuations and the cost estimates exclude working capital and the costs of project financing.

A contingency % was applied to each of the major capital cost items in Table 21.6 to cover costs which are expected to be incurred but which cannot be quantified with the level of information available. The % varied with each item depending on the amount of engineering completed for that item and the source of the estimate. The result was a weighted average contingency of 13% which was applied to all the direct and indirect capital costs, including the mine development costs in Year -1, Year 1, and Year 2 and the tailings expansion costs in Year 1 and Year 2.

Contingency does not cover out-of-scope items or events that may arise during project execution, for example:

•	Labour strikes

•	Earthquakes, hurricanes, floods

•	Large increases in material prices (structural steel, cement, cabling)

•	Legislation changes

21.3	Capital Costs for 1,000tpd Plant

21.3.1	Mine Costs

The mine capital costs for development in Year -1 are shown in Table 21.1.

Table 21.1 Mine Development Costs in Year -1

Item	Estimated Cost US$(‘000’s)
Construction
Construct Portal	500
Construct Refuge Shelters	300
Total Construction	800
Development Months 1-9
Portal entrance @ +2%	39.5
Portal Ramp @ -12%	845.4
Ramp 1410 - 1380 @ -12%	477.2

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Item	Estimated Cost US$(‘000’s)
1380 Haulage Drift @ +2%	48.2
1380 Electrical Substation	40.3
1380 Refuge Shelter	40.3
1380 Fuel and Lube	20.1
1380 Day Cap Mag	20.1
1380 Day Powder Mag	20.1
1380 Latrine	25.2
1380 Raise Bore Ore Pass	276.3
1380 Egress/FAR	283.9
Ramp Level Access	64.6
Access Ore Pass	21.5
Access Egress/FAR	28.7
Access BF Re-muck	21.5
Drainage hole cut–out	8.6
Total Development Months 1-9	2,282
Development Waste Haulage	289
Equipment Power	163
Development Months 10-12
1380 Haulage Drift @ +2%	466.3
1380 Refuge	20.2
1380 Latrine	25.2
1380 Clean & Dirty Sump	119.1
1380 Raise Bore Ore Pass	441.9
1380 Egress/Fresh Air Raise	459.7
Ramp	364.1
Ramp Re-muck	17.2
Ramp Level Access	93.4
Access Ore Pass	43.1
Access Egress/Fresh Air Raise	57.5
Access Backfill Re-muck	43.1
Drainage Hole Cut-out	17.2
Ore Pass finger raise	7.7

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Item	Estimated Cost US$(‘000’s)
Wastepass Finger Raises	7.7
Total Development Months 10-12	2,183
Development Waste Haulage	203
Labour
Warehouse Person	34.9
Clerk	20.2
Labourer / Nipper	20.2
Dry Man	20.2
Mine Superintendent /Mine Manager	54.2
Mine Engineer / Planner	86.5
Ventilation/Surveyor Technician	18.2
Mine Geologist	86.5
Geotechnical Engineer	18.1
Diamond Drill Foreman	9.1
Mine Safety /Trainer	27.1
Construction Leader	4.8
Construction Person	27.2
Mine Labourer / General Labourer	13.5
Contractor Admin. Indirect Labour	171.3
Total Labour	612
Total Mine Development Costs Year -1	6,532

The mine capital costs for equipment in Year -1 are shown in Table 21.2

Table 21.2 Mine Equipment Costs in Year -1

Item	Estimated Cost US$(‘000’s)
Single Boom Jumbo	83.2
Production 3.5m3 LHD	80.1
2.0m3 Scooptram	52.7
Scissor truck	95.3

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Item	Estimated Cost US$(‘000’s)
Maintenance/Lube Truck	77.1
Shotcrete Truck	131.2
Shotcrete Delivery Truck	77.1
Ground Support Bolter	101.4
Personnel Carrier	37.5
Utility Tractor	5.3
U/G Pickup Truck	10.5
Grader	22.5
Jackleg Drills	37.5
Diamond Drill	300.0
U/G Fans	83.9
Surface Fans	250.2
U/G Face Pumps	125.0
Compressors	271.2
Electrical Sub-stations (UG)	220.0
Refuge Shelters	100.1
Total Equipment Costs Year -1	2,161.8

21.3.2	Power Costs

The power used on site during construction and all of the power required for the first year of operations will be provided by generators leased from 3rd parties. A quote for supplying the power from generators was provided to Endeavour Silver and is the basis for the generated power costs used in the cost estimates in this report.

The total 5,100kW power demand in the first year of 1,000tpd operations comprises:

o	Mine Operations 1,632kW

o	Process & Filter Plants 3,032kW

o	Buildings, Camp, Water Supply 436kW

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21.3.3	Process Plant & Filter Plant

The cost estimates for the 1,000tpd process and filter plants are detailed in Table 21.3.

Table 21.3 1,000tpd Process & Filter Plants Cost Breakdown (US$)

Description	Process Equipment Supply	Electrical Equipment Supply	Civil Works	Structural Works	Buildings	Mechanical Equipment Fabrication	Mechanical Equipment Install	Piping	Electrical	Instrumentation	Total
PROCESS PLANT
COARSE ORE HANDLING & CRUSHING
Coarse Ore Handling	$336,797	$0	$1,107,949	$29,526	$4,555	$250,302	$36,182	$0	$30,364	$13,768	$1,809,443
Crushing	$958,239	$0	$310,190	$532,129	$48,433	$189,178	$98,383	$47,607	$38,884	$17,631	$2,240,674
Conveyors	$692,607	$0	$160,284	$12,589	$0	$63,500	$258,022	$0	$48,934	$40,250	$1,276,186
Electrical Room	$0	$230,404	$29,986	$9,911	$46,053	$0	$0	$0	$97,463	$6,039	$419,856
ORE STORAGE & MILLING											$5,746,159
Fine Ore Bin	$126,681	$0	$108,322	$50,522	$0	$288,600	$36,363	$8,806	$18,438	$17,552	$655,284
Mill Building	$0	$0	$165,037	$406,585	$4,687	$0	$0	$0	$23,707	$0	$600,016
Ball Mill	$1,357,400	$222,794	$325,234	$0	$6,198	$87,073	$409,588	$68,984	$230,564	$118,195	$2,826,030
Other Equipment	$619,915	$0	$16,381	$55,310	$0	$122,238	$45,819	$68,992	$64,720	$29,346	$1,022,721
FLOTATION											$5,104,051
Flotation Building	$0	$0	$156,538	$822,814	$1,022	$0	$0	$0	$59,453	$18,901	$1,058,728
Flotation Cells	$2,091,530	$0	$88,486	$102,276	$0	$12,168	$245,654	$91,297	$116,713	$37,105	$2,785,229
Scavengers	$669,078	$99,642	$19,115	$24,774	$0	$22,192	$66,501	$8,876	$37,221	$11,833	$959,232
Substation, MCC, Office	$0	$504,090	$100,754	$98,471	$244,043	$0	$0	$0	$56,109	$17,838	$1,021,305
Other Equipment	$973,005	$0	$19,211	$32,995	$14,454	$137,112	$92,393	$65,633	$73,822	$23,469	$1,432,094
THICKENERS & FILTERS											$7,256,588
Concentrate Thickener	$474,114	$51,764	$193,450	$118,540	$14,487	$158,632	$17,559	$87,038	$58,660	$26,594	$1,200,838
Tailings Thickener	$855,646	$70,641	$379,772	$82,639	$0	$368,906	$56,962	$229,319	$95,746	$43,414	$2,183,045
Concentrate Filter	$306,127	$34,460	$468,016	$287,432	$24,534	$20,287	$27,224	$37,514	$68,182	$30,916	$1,304,692
Scavenger Tail Filter	$857,129	$96,782	$287,924	$180,392	$0	$164,640	$44,988	$35,473	$74,376	$33,724	$1,775,428
WATER SYSTEMS											$6,464,003
Fresh Water	$13,000	$0	$83,694	$0	$0	$131,397	$0	$14,546	$0	$5,932	$248,569
Process Water	$43,536	$0	$109,199	$0	$0	$129,389	$2,147	$22,423	$16,395	$7,434	$330,523
REAGENTS											$579,092
Reagent Building	$252,968	$0	$139,897	$76,130	$76,844	$154,280	$8,628	$41,043	$17,707	$33,067	$800,564
ANCILLARY WORKS
Truck Staging Area	$0	$0	$236,465	$0	$78,639	$0	$0	$0	$0	$0	$315,104
Substation	$0	$166,550	$240,346	$72,842	$84,922	$0	$0	$0	$60,585	$0	$625,245
Storage Yard	$0	$0	$23,312	$0	$0	$0	$0	$0	$1,686	$0	$24,998
											$965,347
SPARE PARTS	$425,111	$59,085	$0	$0	$0	$0	$0	$0	$0	$0	$484,196

TOTAL	$11,052,883	$1,536,212	$4,769,562	$2,995,877	$648,871	$2,299,894	$1,446,413	$827,551	$1,289,729	$533,008	$27,400,000

FILTER PLANT	$1,440,000	$150,000	$422,000	$435,000	$20,000	$270,000	$270,000	$224,000	$184,000	$85,000	$3,500,000

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21.3.4	Dry Tailings Storage Facility

The cost estimate for the dry tailings storage facility is detailed in Table 21.4.

Table 21.4 Dry Tailings Storage Facility Cost Estimate

Estimated
Description	Cost
US$ ('000's)
Ground Preparation	228
Hauling	178
Pond Platform	248
Starter Dam	193
Non-Contact Water Management	558
Contact Water Management	126
Contact Water Pond System	170
Pump Stations	32
Construction Survey	57
TOTAL	1,790

21.3.5	Roads and Pipelines

The cost estimate for the roads and pipelines is detailed in Table 21.5.

Table 21.5 Roads and Pipelines Cost Estimates

Estimated
Description	Cost
US$ ('000's)
Haul Road from Process Plant to Filter Plant	1,105
6" Ø Tailings Pipeline	34
6" Ø Solutions Pipeline	29
Road from Community Road to Tailings Storage Facility (TSF)	77
Haul Road from Filter Plant to TSF	884
TOTAL	2,129

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21.3.6	Total Capital Costs for 1,000tpd

The total capital costs for executing the 1,000tpd project include all the direct and indirect costs from Endeavour Silver’s project go-ahead to the start of the 1,000tpd operations.

The capital costs are summarized in Table 21.6 Summary of 1,000tpd Capital Costs.

Table 21.6 Summary of 1,000tpd Capital Costs

Estimated
Item	Costs
US$ ('000's)

Direct Costs
Site Preparation Process Plant	2,750
Site Preparation Filter Plant	1,820
Roads and Pipelines	2,130
Waste Rock Storage	700
Mine Development	6,530
Mine Equipment	2,160
Site Power	100
Water Supply	780
Buildings	2,100
Process Plant	27,400
Filter Plant	3,500
Dry Tailings Storage Facility	1,790
Total Direct Costs	51,760
Indirect Costs
Owner's Costs	1,390
Construction Camp	1,150
Engineering, Procurement, PM/CM	6,900
Total Indirect Costs	9,440
Sub-Total Direct + Indirect Costs	61,200
Contingency @ 13%	7,956
TOTAL CAPITAL COSTS	69,156

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21.4	Capital Costs for Expansion to 2,000tpd

The capital costs for expanding the 1,000tpd plant to 2,000tpd include the direct and indirect costs from the start of Endeavour Silver’s 1,000tpd operations in Year 1 to the start of the 2,000tpd operations in Year 3. The capital costs of mine development and tailings expansion in Year 1 and Year 2 are considered sustaining capital costs.

21.4.1	Mine Expansion Cost

The mine expansion capital costs for equipment are shown in Table 21.7.

Table 21.7 Mine Equipment Expansion Costs

Item	Estimated Cost US$ (‘000’s) Yr 1	Estimated Cost US$ (‘000’s) Yr 2	Total Estimated Cost US$ (‘000’s)
Single Boom Jumbo	332.7	83.2	415.9
Long Hole Drill	101.4		101.4
Production 3.5m3 LHD	160.3	80.1	240.4
2.0m3 Scooptram	105.5		105.5
Scissor truck	95.4	95.4	190.8
Shotcrete Truck	131.2		131.2
Shotcrete Delivery Truck	77.1		77.1
Ground Support Bolter	101.4	101.4	202.8
Personnel Carrier	37.5		37.5
Utility Tractor	5.3	5.3	10.6
U/G Pickup Truck	21.0		21.0
Jackleg Drills	75.0		75.0
U/G Fans	28.0		28.0
U/G Face Pumps	25.0		25.0
Main Pumps	600.0		600.0
Construct Main Sump	500.0		500.0
CRF Cement Applicator	250.0		250.0
CRF Backfill Plant	250.0		250.0
Electrical Sub-stations (UG)	110.0		110.0
Refuge Shelters	100.1		100.1
Total Equipment Costs	3,106.9	365.4	3,472.3

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21.4.2	Power Supply

In April, 2017, Endeavour Silver instructed CFE to proceed with the permitting and construction of a new 115kV power line to site. The total capital cost of providing the power line and associated main substation is estimated by CFE to be US$12 million. It has been assumed in this report that 50% of these costs will be spent in Year 1 and 50% in Year 2.

21.4.3	Process & Filter Plant Expansions

The cost estimates for the process and filter plant expansions to 2,000tpd are detailed in Table 21.8. All of these capital costs will be spent in Year 2.

Table 21.8 Process & Filter Plant Expansions Cost Breakdown (US$)

Description	Process Equipment Supply	Electrical Equipment Supply	Civil Works	Structural Works	Buildings	Mechanical Equipment Fabrication	Mechanical Equipment Install	Piping	Electrical	Instrumentation	Total
PROCESS PLANT
COARSE ORE HANDLING & CRUSHING	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
ORE STORAGE & MILLING
Fine Ore Bin	$152,400	$0	$116,760	$51,951	$0	$302,287	$53,857	$8,806	$21,692	$31,344	$739,097
Mill Building	$0	$0	$116,635	$276,087	$0	$0	$0	$0	$13,945	$0	$406,667
Ball Mill	$1,357,400	$278,493	$345,316	$0	$0	$94,661	$421,436	$68,984	$271,251	$84,425	$2,921,966
Other Equipment	$208,192	$0	$17,433	$56,887	$0	$125,500	$21,178	$68,992	$76,142	$41,923	$616,247
FLOTATION
Flotation Building	$0	$0	$133,407	$677,282	$0	$0	$0	$0	$27,890	$0	$838,579
Flotation Cells	$2,200,000	$0	$115,924	$130,722	$0	$29,948	$317,450	$22,824	$129,041	$71,051	$3,016,960
Substation, MCC, Office	$0	$188,665	$0	$0	$0	$0	$0	$0	$17,974	$0	$206,639
Other Equipment	$98,584	$0	$10,489	$0	$0	$81,023	$8,820	$18,626	$27,706	$0	$245,248
THICKENERS & FILTERS
Concentrate Thickener	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Tailings Thickener	$0	$0	$0	$0	$0	$0	$0	$167,397	$0	$0	$167,397
Concentrate Filter	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
WATER SYSTEMS	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
REAGENTS
Reagent Building	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
ANCILLARY WORKS	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

SPARE PARTS	$80,000	$11,200	$0	$0	$0	$0	$0	$0	$0	$0	$91,200

TOTAL	$4,096,576	$478,358	$855,964	$1,192,929	$0	$633,419	$822,741	$355,629	$585,641	$228,743	$9,250,000

FILTER PLANT	$1,282,000	$127,000	$223,000	$228,000	$0	$168,000	$269,000	$7,000	$288,000	$158,000	$2,750,000

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21.4.4	Total Capital Costs for Expansion to 2,000tpd

The total capital costs for executing the expansion to 2,000tpd include all the direct and indirect costs from the start of the 1,000tpd operations to the start of the 2,000tpd operations. The total capital costs are summarized in Table 21.9.

Table 21.9 Total Capital Costs for Expansion to 2,000tpd

Item	Estimated Costs US$ ('000's)
	Year 1	Year 2	Total
Direct Costs
Site Preparation Process Plant	0	0	0
Site Preparation Filter Plant	0	0	0
Roads and Pipelines	0	0	0
Waste Rock Storage	0	0	0
Mine Development	0	0	0
Mine Equipment	3,107	365	3,472
Site Power	6,000	6,000	12,000
Water Supply	0	0	0
Buildings	0	0	0
Process Plant	0	9,250	9,250
Filter Plant	0	2,750	2,750
Dry Tailings Storage Facility	0	0	0
Total Direct Costs	9,107	18,365	27,472
Indirect Costs
Owner's Costs	50	410	460
Construction Camp	150	270	420
Engineering, Procurement, PM/CM	200	1,270	1,470
Total Indirect Costs	400	1,950	2,350
Sub-Total Direct + Indirect Costs	9,507	20,315	29,822
Contingency	2,217	3,365	5,582
TOTAL CAPITAL COSTS	11,724	23,680	35,404

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21.5	Mine Closure Costs

When the mine shuts down, the plant and buildings will be dismantled and demolished. All waste will be taken to a disposal site and salvageable equipment and steel will be set aside for sale. All the plant and tailings areas will then be treated as described in Section 20.

The estimated capital costs of closing the mine are summarized in Table 21.10.

Table 21.10 Summary of Mine Closure Costs

Description	Estimated Cost US$ ('000's)
Reclamation of TSF & TSF Roads	2,250
Reclamation of Storage and Plant Areas	1,500
Dismantling & Demolition of Plants	800
Salvage Value (20% of All Mechanical and Electrical Process Equipment, Structural, Mechanical, Buildings, Piping, & Spare Parts)	(6,490)
TOTAL CLOSURE COSTS	(1,940)

The mine closure costs are included in the cash flow and economic analysis described in Section 22.

21.6	Sustaining Capital Costs

The sustaining capital costs are the direct costs of mine development from the start of 1,000tpd operations to the end of mine life.

Excluded from the sustaining capital costs are all costs incurred by Endeavour Silver that are related to the cost of operating and maintaining the mine and plant as detailed in Section 21.7 Operating Cost Estimates.

The sustaining mine development costs for Years 1 and 2 are summarized in Table 21.11.

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Table 21.11 Sustaining Mine Development Costs Years 1 and 2

Item	Estimated Cost US$ (‘000’s) Yr 1	Estimated Cost US$ (‘000’s) Yr 2	Total Estimated Cost US$ (‘000’s)
1380 Haulage Drift @ +2%	986.6		986.6
1380 Refuge	40.4		40.4
1380 Raise Bore Ore Pass	1,525.1		1,525.1
1380 Egress/Fresh Air Raise	1,513.3		1,513.3
Ramp	2,317.2	2,317.3	4,634.5
Ramp Re-muck	114.9	114.9	229.8
Ramp		1,092.8	1,092.8
Ramp Re-muck		51.7	51.7
Ramp Sump at Bottom		17.3	17.3
Ramp Level Access	158.0	323.1	481.1
Access Ore Pass	64.6	229.8	294.4
Access Egress/Fresh Air Raise	86.2	287.2	373.4
Access Backfill Re-muck	64.6	215.4	280.0
Drainage Hole Cut-out	25.9	77.6	103.5
Ore Pass finger raise	7.7	69.4	77.1
Wastepass Finger Raises	7.7	69.4	77.1
Ore Pass		15.4	15.4
Fresh Air Raise/Egress		15.4	15.4
Total Development	6,912.2	4,896.7	11,808.9
Development Waste Haulage	98.0		98.0
Total Costs	7,010.2	4,896.7	11,906.9

The sustaining mine development costs from Year 3 onwards are summarized in Table 21.12. The sustaining capital costs are included in the cash flow and economic analysis described in Section 22.

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Table 21.7 Sustaining Mine Development Costs Year 3+

Item	Estimated Cost US$ (‘000’s Yr 3	Estimated Cost US$ (‘000’s Yr 4	Estimated Cost US$ (‘000’s Yr 5	Estimated Cost US$ (‘000’s Yr 6	Total Estimated Cost US$ (‘000’s)
Ramp	2,317.2				2,317.2
Ramp Re-muck	114.9				114.9
Ramp	1,834.0	737.6	526.8	1,463.7	4,562.1
Ramp Re-muck	86.2	34.5	34.5	68.9	224.1
Ramp Sump at Bottom		34.5	17.2		51.7
Ramp Level Access	172.3	201.1	209.7	172.3	755.4
Access Ore Pass	129.3	129.2	122.1	129.3	509.9
Access Egress/Fresh Air
Raise	172.3	172.3	143.6	172.3	660.5
Access Backfill Re-muck	129.2	150.8	129.2	129.3	538.5
Drainage Hole Cut-out	51.7	51.7	43.1	51.7	198.2
Ore Pass finger raise	46.3	46.3	38.6	46.3	177.5
Wastepass Finger Raises	46.3	46.3	38.5	46.3	177.4
Level Extensions		111.4			111.4
Ore Pass		64.0	32.2		97.2
Fresh Air Raise/Egress		64.1	32.1		97.2
Total Development	5,099.7	1,843.8	1,368.6	2,280.1	10,592.2

21.7	Operating Cost Estimates

21.7.1	Mine Operating Costs

The average mine operating costs over the LOM are estimated to be US$43.33 per tonne. The mine operating costs were estimated by P&E on the basis of the mining method, class of ground support, stope width, type of backfill, and whether a constructed sill pillar is required.

The 30 tables detailing the breakdown of the operating costs are given in Appendix H and the total mine operating costs are summarized in Table 21.8.

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Table 21.8 Summary of Mine Operating Costs (US$/t)

Item	Yr-1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Total / Average
Direct Labour	2.77	2.30	2.30	2.19	2.37	2.41	2.03	1.87	2.21
Indirect Labour	43.63	5.24	4.72	2.40	2.40	2.40	2.40	2.40	2.90
Contractor Admin Ind. Labour	28.11	2.92	2.57	1.30	1.30	1.30	1.30	1.30	1.59
Direct Equipment operating	5.59	4.93	4.97	4.69	5.02	5.07	4.44	4.16	4.74
U/G Equipment Leasing	51.65	13.30	14.30	6.83	0.98				3.77
Ind. Equip operating & Ele. Power	40.60	5.06	4.63	2.35	2.35	2.35	2.35	2.35	2.83
Drill steel and bits	2.93	2.59	2.61	2.41	2.60	2.61	2.22	2.05	2.43
Explosives	3.08	2.77	2.78	2.59	2.76	2.76	2.40	2.25	2.60
Ground support	5.21	3.73	3.94	3.90	4.58	5.02	4.15	3.64	4.21
Backfill Placement & Cement	3.72	3.40	2.65	2.52	2.49	2.00	1.69	1.31	2.20
Piping	0.84	0.67	0.68	0.61	0.68	0.69	0.55	0.50	0.62
Electrical Consumables	1.20	0.95	0.97	0.87	0.97	0.98	0.79	0.72	0.89
Ventilation
Consumables	2.27	1.81	1.83	1.65	1.83	1.86	1.49	1.36	1.68
Miscellaneous	0.15	0.12	0.12	0.11	0.12	0.12	0.10	0.09	0.11
Haulage	7.48	4.82	4.71	5.27	5.94	6.09	5.95	6.29	5.71
Stope Development	62.65	6.56	6.15	5.39	4.63	3.92	4.11	4.02	4.87
Total	261.8	61.14	59.93	45.10	41.02	39.60	35.98	34.32	43.33

21.7.2	Process and Filter Plant Operating Costs

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, material, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The electrical kWh costs were provided by CFE. The total process and filter plants operating costs for 1,000tpd and 2,000tpd operations are summarized in Table 21.9.

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Table 21.9 Summary of Process & Filter Plants Operating Costs (US$)

Description	Annual Cost using Generators @ 1,000tpd	Annual Cost using CFE Power @ 1,000tpd	Annual Cost using CFE Power @ 2,000tpd
Labor	$1,950,000	$1,835,000	$1,900,000
Reagents	$300,000	$300,000	$600,000
Steel Consumption	$1,138,000	$1,138,000	$2,276,000
Electric Power	$5,180,000	$2,424,500	$3,650,000
Maintenance Parts and Services	$875,000	$875,000	$1,100,000
Supplies and Services (Allowance)	$420,000	$420,000	$550,000
Filter Cloth	$223,000	$223,000	$446,000
Diesel Fuel	$12,000	$12,000	$16,000
Total	$10,098,000	$7,227,500	$10,538,000
Annual Milled Tonnes	350,000	350,000	700,000
Unit Cost per Tonne	$28.85	$20.65	$15.05
Transport & Leach Tails	$1.20	$1.20	$1.20
Total Operating Costs per Tonne	$30.1	$21.9	$16.2

21.7.3	Dry Tailings Storage Facility O & M Costs

The annual costs of operating and maintaining the dry tailings storage facility are shown in Table 21.10.

Table 21.10 Dry Tailings Storage Facility O & M Costs

Item	Estimated Costs US$ (‘000’s)
	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7
Hauling and compacting	467	515	1029	848	768	667	867
Additional leased area	2	2	2	2	2	2	2
Ground preparation	29	28	30	27	25	27	29
Survey support	8	8	8	8	8	8	8
Non-contact water management	0	52	393	83	70	333	64
Contact water management	4	37	62	47	38	47	8
Contact water pond system	8	8	8	8	8	8	8
Total	518	650	1532	1023	919	1092	986

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21.7.4	Operating and Maintenance (O&M) of Pumps and Haul Roads

The annual costs of operating and maintaining the pumps and haul roads are shown in Table 21.11.

Table 21.11 Pumps and Haul Roads O&M Costs

Item	Estimated Costs US$ (‘000’s)
	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7
Pump stations power	10	10	6	6	6	6	6
Haul roads	12	12	12	12	12	12	12
Total	22	22	18	18	18	18	18

21.7.5	G&A Operating Costs

At Endeavour Silver’s other operations in Mexico, General and Administration (“G&A”) costs include the following services: Warehousing, Purchasing, Environmental, Human Resources, Camp, Security, Information Technology, Accounting, Administration, Community Relations, Legal, and Safety.

The G&A services and staffing required at Terronera for both the 1,000tpd and 2,000tpd operations were prepared with input from Endeavour Silver.

Using salaries and costs from Endeavour Silver’s other operations in Mexico, the total annual cost at 1,000tpd was estimated to be $3.15 million which equals US$9.00 per tonne. When the throughput is expanded to 2,000tpd, the total annual costs rise to US$4.55 million and the unit costs drop to US$6.50 per tonne.

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22.0	ECONOMIC ANALYSIS

22.1	Introduction

An economic analysis utilizing a after-tax cash flow financial model was prepared for the base case mine plan, processing a total of 4 million tonnes of mined diluted Mineral Resource in a nominal 1,000 tonne/day plant for Year 1 and Year 2, and expanding to 2,000 tonne/day in Year 3 allowing for normal plant maintenance and process plant availability. The forecast operating mine life is 7 years following a one year period of pre-production capital investment, construction, and mine development. The after-tax analysis is only an approximation as exact tax payable is highly dependent on business structure and involves complex variables that can only be calculated during operations.

Sensitivity analyses were performed for variations in commodity prices, operating costs, and initial capital costs to determine how each variable impacts valuation.

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows. The anticipated mill head grades and metal recoveries are derived from industry standard sampling and testing programs that is expected to be representative of actual mining operations. Numerous other factors such as permitting, construction delays, and availability of mining equipment may result in timing and scheduling differences from those presented in the economic analysis. The economic analysis has been run on a constant dollar basis with no inflation factor. The economic cash flow model is available in Figure 22.3.

22.2	Technical and Financial Assumptions

Silver and gold recoveries to a bulk flotation precious metal concentrate are projected to be 87% silver and 74.7% gold based on metallurgical test work with a target grind of 80% passing 200 mesh as detailed in Section 13 and the recovery methods described in Section 17. Payments for silver and gold in concentrate of 96.1% and 97.6%, respectively, are based on current concentrate sales contracts for concentrates produced at Endeavour Silver’s Bolañitos and El Cubo Mines.

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The average mine operating costs over the LOM are estimated to be US$69.8 per tonne. This estimate is based on: the mining method and LOM production schedule shown in Section 16.0; productivities and quantities estimated by P&E; and unit costs provided by P&E and Endeavour Silver.

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, material, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The electrical kWh costs were provided by CFE.

The G&A services and staffing required at Terronera for both the 1,000tpd and 2,000tpd operations were prepared with input from Endeavour Silver. Using salaries and costs from Endeavour Silver’s other operations in Mexico, the total annual cost at 1,000tpd was estimated to be $3.15 million which equals US$9.00 per tonne. When the throughput is expanded to 2,000tpd, the total annual costs rise to US$4.55 million and the unit cost drops to US$6.50 per tonne.

Royalties are calculated directly from the modeled gross revenues, based on application of the 0.5% royalty payable to the Mexico government and a 2% net smelter royalty payable to Grupo Mexico, the original owner of the Terronera Property.

A summary of the financial and technical assumptions used in the Base Case analysis are presented in Table 22.1:

Table 22.1 Base Case Financial & Technical Assumptions

Financial	Notes
Corporate Tax Rate	30.0%	After allowable deductions
Mining Special Duty Tax Rate	7.5%	Applied to EBITDA, deductible against Corporate Tax
Government Royalty	0.5%	NSR on gross revenues after smelter charges
Discount Rate	5.0%	for NPV calculation
PESOS:USD FX Rate	20	Approximate average Q1 2017

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Silver price, US$/oz	$18.00	Constant, LOM
Gold Price, US$/oz	$1,260	Constant, LOM
Depreciation	7.5yr	Straight Line
Property NSR Royalty	2.0%	Payable to original property owner
Technical	Notes
Silver recovery to con %	87.02%	Forecast from detailed metallurgical tests
Gold recovery to con %	74.71%	Forecast from detailed metallurgical tests
Con Silver Payable%	96.1%	Based on current contracts
Con Gold Payable%	97.6%	Based on current contracts
Mining Cost/tonne (Av)	$42.8	Applicable to stoped ore
		Includes smelter treatment and refining
Processing cost/tonne (Av)	$17.3
		charges
G&A costs/tonne (Av)	$6.9	On-site G&A

22.3	Economic Analysis Summary

The cash flow model after-tax financial results are summarized in Table 22.2.

Table 22.2 Summary of After-Tax Economic Analysis

Mine Plan Tonnage	(kt)	4,061
Silver Grade	(g/t)	207
Gold grade	(g/t)	1.95
Mill Capacity, Years 1 & 2	(kt/a)	342
Mill Capacity, Years 3+	(kt/a)	700
Mine Life	(yr)	7
Payable Silver, LOM	(koz)	22,555
Payable Gold, LOM	(koz)	185.3
Gross revenue, LOM	US$(000s)	$639,517
Operating Costs, LOM	US$(000s)	$292,252
Capital Expenditures, LOM	US$(000s)	$133,918
Total Taxes Paid	US$(000s)	$89,961
After-Tax Net Cash Flow, LOM	US$(000s)	$125,326
LOM Operating Cost/tonne	US$	$71.44
Cash Cost/oz Silver, net of gold by-product	US$	$2.60
After-Tax NPV , 5% discount	US$(000s)	$78,105
After-Tax Internal IRR	(%)	21.2%
After-Tax Payback period	(yr)	4.3

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22.4	Cash Flows

The projected pre-tax, after-tax and cumulative after-tax cash flows are presented in Figure 22.1 and a more complete year by year summary is presented in Table 22.3.

For the purposes of calculating the after-tax Net Present Value (NPV), a discount rate of 5% is used, applied at the midpoint of each year of the project, commencing in the first pre-production year of capital investment. Table 22.3 displays the discount factors applied through the life of the project.

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Figure 22.1 After-Tax Annual and Cumulative Cash Flow

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Table 22.3 Discounted After-Tax Cash Flow Model

				Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Terronera		Total LOM	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Production			-2	-1	1	2	3	4	5	6	7	8
Stoping Tonnes	(kt)	4,061		8	310	351	743	681	697	717	553
Beginning Tonnes	(kt)	4,061		4,061	4,061	3,743	3,392	2,692	2,011	1,314	614	0
Tonnes Processed	(kt)	4,061	-	-	318	351	700	681	697	700	614	0
Ending Tonnes	(kt)		-	4,061	3,743	3,392	2,692	2,011	1,314	614	0	0

Silver Grade	(g/t)	207		207	147	170	185	196	207	252	242	-
Silver Recovery	(%)	87.0%		87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%	87.0%
Silver Payable	(%)	96.1%		96.1%	96.1%	96.1%	96.1%	96.1%	96.1%	96.1%	96.1%	96.1%
Payable Silver	(koz)	22,555		-	1,254	1,607	3,483	3,594	3,881	4,745	3,991	-

Gold Grade	(g/t)	1.95		1.95	2.78	2.60	1.96	1.90	1.63	1.90	1.60	-
Gold Recovery	(%)	74.7%		74.7%	74.7%	74.7%	74.7%	74.7%	74.7%	74.7%	74.7%	74.7%
Gold Payable	(%)	97.6%		97.6%	97.6%	97.6%	97.6%	97.6%	97.6%	97.6%	97.6%	97.6%
Payable Gold	(koz)	185.3	-	-	20.7	21.4	32.1	30.3	26.7	31.1	23.0	-

Revenue
Silver Price	($/oz)	$18.00		$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00	$18.00
Gold Price	($/oz)	$1,260		$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260	$1,260
Total Revenue	($000s)	$639,517	-	-	$48,703	$55,913	$103,162	$102,839	$103,459	$124,630	$100,809	-
Costs
Total Costs	($000s)	$292,252	-	$2,128	$32,625	$33,272	$52,003	$45,946	$46,013	$44,820	$35,446	$0

Cash Costs
Total Costs	($000s)	$292,252	-	$2,128	$32,625	$33,272	$52,003	$45,946	$46,013	$44,820	$35,446	$0
Gold By-Product Credit	($000s)	($233,519)	-	-	($26,130)	($26,986)	($40,459)	($38,151)	($33,602)	($39,227)	($28,964)	-
Total Cash Costs net of gold credits	($000s)	$58,733	-	$2,128	$6,495	$6,286	$11,544	$7,795	$12,411	$5,593	$6,482	$0
Total Cash Costs per oz Payable Silver	($/oz)	$2.60	-	-	$5.18	$3.91	$3.31	$2.17	$3.20	$1.18	$1.62	-

Cash Flow
Pre-Tax Operating Cash Flow (EBITDA)	($000s)	$347,265	-	($2,128)	$16,078	$22,642	$51,159	$56,893	$57,446	$79,811	$65,363	($0)
Less Depreciation	($000s)	$133,920	-	-	$5,420	$7,784	$21,563	$22,650	$24,194	$25,524	$25,782	$1,004
Earnings before Taxes	($000s)	$213,345	-	($2,128)	$10,658	$14,858	$29,596	$34,244	$33,253	$54,287	$39,581	($1,004)
Mine Development + Capex	($000s)	($133,918)	-	($69,161)	($19,274)	($29,249)	($6,650)	($2,885)	($2,305)	($3,390)	($1,004)
Tax Depreciation	($000s)	($88,582)	-	($3,689)	($4,146)	($13,059)	($13,266)	($13,404)	($13,529)	($13,677)	($13,811)
Earnings for Tax Purposes	($000s)	$124,765	-	($74,977)	($7,342)	($19,666)	$31,243	$40,604	$41,612	$62,743	$50,548	($0)
Corporate Taxes	($000s)	$71,599	-	-	-	-	$9,959	$12,868	$13,208	$19,592	$15,973	-
Mining Taxes	($000s)	$18,361	-	-	-	$447	$2,505	$3,217	$3,302	$4,898	$3,993	-
Total Taxes	($000s)	$89,961	-	-	-	$447	$12,464	$16,085	$16,510	$24,489	$19,966	-
Net Earnings	($000s)	$123,384	-	($2,128)	$10,658	$14,411	$17,132	$18,159	$16,743	$29,797	$19,615	($1,004)
Add back depreciation	($000s)	$133,920	-	-	$5,420	$7,784	$21,563	$22,650	$24,194	$25,524	$25,782	$1,004
Less Capex & Exploration	($000s)	$131,978	-	$69,161	$19,274	$29,249	$6,650	$2,885	$2,305	$3,390	$1,004	($1,940)
Free Cash Flow	($000s)	$125,326	-	($71,289)	($3,196)	($7,054)	$32,045	$37,923	$38,632	$51,931	$44,393	$1,940
Cumulative Free cash Flow	($000s)		-	($71,289)	($74,485)	($81,538)	($49,493)	($11,570)	$27,062	$78,993	$123,386	$125,326

Discount Years				0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5
Discount Factor				0.9759	0.9294	0.8852	0.8430	0.8029	0.7646	0.7282	0.6936	0.6605
Discounted Free Cash Flow	($000s)	$78,105	-	($69,570)	($2,970)	($6,244)	$27,015	$30,448	$29,539	$37,818	$30,789	$1,281
		$215,287	-	($71,289)	($3,196)	($6,607)	$44,509	$54,008	$55,141	$76,421	$64,359	$1,940
NPV	($000s)	$78,105
IRR (After-Tax)		21.2%
Payback period (yrs)		4.3

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22.5	Taxes and Tax Treatment

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax.

The financial model for the Terronera PFS incorporates these taxes in the cash flow model in computing the after-tax cash flow amounts, NPV and IRR. The financial model is constructed on a 100% equity basis.

22.6	Sensitivity Analysis

The after-tax cash flow model Net Present Value (at 5% discount) and IRR were determined after varying the base case model values for Metal Prices, Operating Costs and Initial Capital Costs to determine the project economic sensitivity to these key parameters. In each case, the other project and model assumptions were kept constant. Sensitivity analysis results are summarized in Table 22.4 and Figure 22.2 below. Variances were run at ±10% and ±20% from the base case.

As is typical of high-grade underground mines, results show that the project NPV and internal IRR are most directly sensitive to changes in metal prices, and almost equally so to operating costs. Variance in the initial capital has much less impact on the NPV and IRR.

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Table 22.4 Base Case After-Tax NPV (US$ millions) and IRR Sensitivities

	Operating Costs		Initial Capital		Metal Prices
Variance	NPV (5%)	IRR	NPV (5%)	IRR	NPV (5%)	IRR
-20%	$ 107.7	27.1%	$ 91.6	26.4%	$ 10.1	7.2%
-10%	$ 93.0	24.2%	$ 84.9	23.6%	$ 44.3	14.4%
Base Case	$ 78.1	21.2%	$ 78.1	21.2%	$ 78.1	21.2%
10%	$ 61.3	17.7%	$ 71.4	19.0%	$ 109.0	26.9%
20%	$ 44.5	14.2%	$ 64.6	17.1%	$ 140.0	32.2%

Figure 22.2 After-Tax NPV Sensitivity Graph

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23.0	ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria Mine in the San Sebastián del Oeste area (Figure 23.1) . Approximately 70 ha of mining claims are owned by the company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it will be able to supplement production from this area.

Figure 23.1 Minera Cimarron’s Santa Quiteria Mine in the San Sebastián del Oeste Area

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is milled is from this development work and a small portion comes from shrinkage stoping. Minera Cimarron is also encountering some old workings at depth and along strike.

Drilling is done with jack-legs and mucking and hauling are done mainly with 2 and 3.5 yard LHDs. Ore grades are reportedly approximately 275 g/t silver and 0.4 g/t gold. The company is currently milling about 130 tpd with 70% recovery and this is done with the following equipment: 1 jaw crusher, 1 Symon’s 2 ft cone crusher, 1 Hardinge 8’ x 48” 200 HP ball mill, followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

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Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small town of Santiago de los Pinos and Minera Cimarron recently obtained a building permit for some living quarters for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso Property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso Property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián Veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by 1.5 km in width.

Comments on Section 23

The QP has not verified the information regarding adjacent properties and has not visited them or audited them. The values and the information on adjacent properties presented do not have any direct bearing on the San Sebastián Property and the reader should not infer or assume that the San Sebastián Property will have similar results.

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24.0	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Execution Plan

The project execution plan assumed for Terronera is based on a contracting approach that Endeavour Silver successfully used on its Bolanitos and El Cubo Projects. The methodology of this proven approach is as follows:

•	Endeavour Silver purchases directly all mine equipment, process and filter plant process equipment, and all mobile equipment

•	Endeavour Silver contracts directly with qualified engineering companies to engineer the mine and tailings facilities

•	Endeavour Silver engages the design engineers to monitor the procurement and construction of the mine and tailings facilities

•	Endeavour Silver negotiates a single lump sum price contract with a qualified local contractor to engineer, procure, and construct (EPC) the process and filter plants

•

Endeavour Silver engages an Owner’s Engineer (OE) to monitor and control the engineering, procurement, and construction of the process plant, filter plant, and all surface infrastructure. The OE also provides overall project management; monitors and controls the overall project schedule; plans, organizes, monitors and controls commissioning and handover; and implements a site safety program

•	Local contractors bid competitively on all other packages of work: earthworks; roads; buildings; water supply; and other site infrastructure

•	Endeavour Silver staff monitor and control the construction of roads, buildings, and water supply

•	Endeavour Silver arranges the supply of electrical power to site with CFE including the construction of a new 115kV power line and main substation

•	Endeavour Silver employs and trains an operating and supervisory labour force for the mine, process plant, and filter plant and other project facilities in time for plant commissioning

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24.2	Construction Schedule

A Terronera Development Schedule based on the contracting approach, estimated approval times, key interfaces, equipment delivery times, and established productivities is shown in Figure 24.1.

The overall duration of the project from project go-ahead to start of 1,000tpd operations is 17 months. The 2,000tpd operations start two years later.

Figure 24.1 Terronera Development Schedule

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

The results of a Preliminary Feasibility Study for a mining project depend on several key issues, including:

1.	The size and quality of the deposit

The total life-of-mine production from the Terronera deposit is expected to be 22.6 million oz silver and 185,000 oz gold.

The initial production rate of 1,000tpd will expand to 2,000tpd in Year 3. Over the 7 year mine life the plant will process 4.1 million tonnes grading 207 g/t silver and 1.95 g/t gold. The process plant will recover 87% of the silver and 75% of the gold.

2.	The mining methods

The principal cut-and-fill mining method planned in the study is used by Endeavour Silver in its current mining operations. The planned 31,955m of total life-of-mine (LOM) mine and stope development uses trackless underground equipment similar to the equipment now operated by Endeavour Silver.

The ground support recommendations provided by Knight Piésold were incorporated in the mine plan.

3.	The amount of metallurgical testing

The metallurgical testing program was based on four composite samples, one representing an average grade and three representing the low, medium, and high grade areas of the deposit. The samples were tested by RDi at their metallurgical testing facilities in Wheat Ridge, Colorado.

A comprehensive metallurgical study assessed the impact of precious metal grade and grind size upon flotation recovery. In addition, the characteristics of the flotation concentrate produced were evaluated with respect to precious metal and impurities content. Other studies conducted were: Comminution Study; Solid–Liquid Separation Study; Evaluation of Differential Flotation of Copper-Lead-Zinc Mineralization; High Pressure Grinding Rolls (HPGR) testing; and Mineralogical Examination (Quemscan & petrographic analysis).

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4.	The amount of engineering

All the data verifying, Mineral Resource and Mineral Reserve estimating, and mining engineering provided by P&E was at level suitable for a Preliminary Feasibility Study

The basic engineering of the process and filter plants and the preliminary engineering of the waste rock storage stockpile was carried out by PMICSA, the same company that engineered and constructed the El Cubo process plant for Endeavour Silver. Although the Terronera Project is only at the Preliminary Feasibility stage, Endeavour Silver authorized basic engineering of the process and filter plants to be completed to provide more certainty regarding their capital costs.

The preliminary engineering of the tailings facilities was carried out by Amec Foster Wheeler, an international consultant that engineers Endeavour Silver’s tailings operations at its three mines in Mexico.

5.	The reliability of the cost estimates

All the capital and operating cost estimates were prepared by engineers and contractors with direct experience on Endeavour Silver’s recent capital projects and current operations in Mexico. Quotes were obtained for all major equipment. The mining capital costs were estimated by P&E supported by Endeavour Silver’s mining personnel. Quotes from a Mexican contract miner were used for the mining work to be contracted out. The TSF capital unit costs were estimated by Endeavour Silver’s mining personnel and then provided to Amec Foster Wheeler for extrapolation in accordance with estimated materials volumes.

All operating costs were estimated using unit costs from Endeavour Silver’s three operations in Mexico and quantities applicable to Terronera. The cash cost per ounce of silver (net of byproduct) of US$3.44 places Terronera in the lower quartile of mining costs in Mexico.

6.	Project-Specific Risks

The Terronera Project involves neither the storage of wet tailings nor the leaching process and has no design or operational features which require environmental treatment atypical for milled-flotation and filtered tailings storage facilities in Mexico. This limits project environmental risk to that which is typical for this process and tailings storage methodology.

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All the process equipment specified for Terronera is proven, reliable equipment similar to equipment that Endeavour Silver uses on its three existing plants thus removing risks associated with new process technologies.

7.	Metal Prices

Given historical and current prices the base case prices assumed for silver (US$18/oz) and gold (US$1,260/oz) are acceptable. Increases and decreases in the base case prices and their impact on the project key indicators were examined as part of the sensitivity analysis.

25.2	Conclusions

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows that involve known and unknown risks, uncertainties, and other factors that may affect the actual results. These forward-looking projections, however, are based on assumptions the QPs believe are reasonable.

The QPs conclude that the economic analysis of the Terronera Project is based on sound inputs and cost estimates that significantly reduce certain risks of the project and provide a reliable basis for quantifying the key financial indicators of the project and for examining the project’s most critical sensitivities.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 21.2%

•	Project payback period 4.3 years

•	After-Tax Net Present Value (5% discount) of US$78,105,000

These key indicators describe a project whose base case is financially profitable and which has considerable upside potential should metal prices improve or operating costs decrease.

The main downside risks are that metal prices will decrease or operating costs will increase.

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26.0	RECOMMENDATIONS

26.1	Mineral Resources and Reserves

Continue drilling nearby mineralized bodies to extend the mine life.

26.2	Mineral Processing and Metallurgical Testing

Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost US$25,000

Investigate the flotation of a bulk concentrate at a coarse grind using Hydrofloat to increase recoveries, provide savings in grinding, and enhance the stability of the TSF. Estimated cost US$45,000

Evaluate ore sorting techniques to upgrade the process plant feed. Estimated cost eUS$5,000

Optimize the grinding circuit. Estimated cost US$35,000

26.3	Mining Methods

Future work should include more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model. Estimated cost US$25,000

•	Creating a 3D structural model. Estimated cost US$25,000

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost US$75,000 plus drilling

•	Additional geomechanical logging should be completed to better define difference in structural trends around KP16-02. Estimated cost US$25,000

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost US$150,000

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•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost US$15,000

The domain definition, stability analyses, recommendations, and groundwater inflow estimate should be updated to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective.

For preliminary ground support recommendations for cut and fill stopes, refer to Table 16.2 ‘Preliminary Ground Support Recommendations for Cut and Fill Stopes’.

26.4	Environmental

Amec Foster Wheeler recommends that Endeavour Silver submits an application for a revised MIA that increases the mine throughput from 1,500tpd (which is the current approved MIA) to 2,000tpd.

Amec Foster Wheeler recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20.

26.5	Further Studies

Given the positive results of the Preliminary Feasibility Study economic analysis, the QPs recommend that Endeavour Silver prepares a Feasibility Study for the Terronera Project.

The recommended budget to prepare a Feasibility Study is US$1,200,000.

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27.0	REFERENCES

Lewis, W.J., Murahwi, C.Z., (2013), NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico, by Micon International Limited for Endeavour Silver Corp., March 6, 2013, 128 p.

Munroe, M.J., (2014), NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico, by Michael J. Munroe for Endeavour Silver Corp., March 27, 2014, 140 p

Amec Foster Wheeler, Hidrologia e Hidraulica de Mexico, (2016), Reporte del Diseno del Deposito de Jales y de Tepetate Proyecto Terronera, Jalisco State, Mexico, for Endeavour Silver Corp., October 31, 2016.

PhotoSat (2016), Proyecto de Mapeo de Elevacion Por Satelite San Sebastian Project, Jalisco State, Mexico, by , PhotoSat Information Ltd., October, 2014.

Amec Foster Wheeler (2014 and 2016), Deterministic Seismic Hazard Assessment, Mina Terronera, New Tailings Facility, Jalisco State, Mexico, November, 2014, updated October, 2016.

Manifestacion de Impacto Ambiental Modalidad Particular (2013), Expolitacion Minera Proyecto Terronera, Ing. Joazura Gonzalez, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, December, 2013.

Modification of the Manifestacion de Impacto Ambiental Modalidad Particular (2017), Expolitacion Minera Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Exploitacion Minera Terronera (2017), Estudio Tecnico Justificativo para Cambio de Uso de Suelos en Terrenos Forestales, Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Costos Estandares de Construccion en las Minas Activas de Endeavour Silver (2017), Ing. Henry Cari, Gestor de Proyectos, Endeavour Silver, and Ing. Juan Manuel Leon de Geoingenieria, February and March, 2017.

SEMARNAT NORMAS #001 (1996), #141 (2003), and #157 (2009), and CONAGUA Delimitacion y Proteccion de Zonas Federales de Cauces y Cuerpos de Agua (1972) y Ley de Aguas Nacionales (1994).

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

PETER J. SMITH, P.ENG.

I, Peter J. Smith, P. Eng., residing at 951 Beachview Drive, North Vancouver, BC V7G 1P8, do hereby certify that:

1.	I am an independent consultant and President of Smith Foster Associates Inc.

2.

This certificate applies to the NI 43-101 technical report titled “Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of April 3, 2017.

3.	I graduated with a Bachelor’s Degree in Applied Science (Civil Engineering) from the University of British Columbia in 1968.

4.	I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of BC, registration number 12720.

5.	I have worked as a civil engineer, project manager, and senior engineering manager in Canada and internationally since graduation from university. My summarized career experience is as follows:

•	Engineer - Dept. of Fisheries & Oceans	1968-1969
•	Engineer – Gruner AG Consulting Engineers	1970-1974
•	Site Project Engineer – Alusuisse Engineering	1974-1979
•	Project and Construction Manager – Swan Wooster Engineering Ltd	1969-1985
•	Engineer and Co-Owner – Watson Smith Consultants Ltd	1985-1986
•	Director, Engineering – Vancouver Port Corporation	1986-1995
•	Managing Director, Ports & Infrastructure, Simons Consulting Ltd	1995-2000
•	Senior VP, Industrial – UMA Engineering Ltd	2000-2006
•	Co-Owner & President – Axxent Engineering Ltd	2006-2012
•	Co-Owner & President – Smith Foster Associates Inc	2012-Present

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects,I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am the qualified person responsible for Sections 1, 2, 3, 4, 5, 6, 18, 19, 21, 22, 23, 24, 25, 26, and 27 of the Technical Report.

8.	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101.

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9.	I visited the site of the project that is the subject of this Technical Report on September 11, 2014 and on November 10, 2016.

10.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

11.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

12.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 3, 2017
Signed Date: May 18, 2017

{SIGNED AND SEALED}
[Peter J. Smith]

Peter J. Smith, P. Eng

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CERTIFICATE OF QUALIFIED PERSON

EUGENIO IASILLO, P.E.

I, Eugenio Iasillo, P. E., residing at 3370 W. Crestone Court Tucson, Arizona 85742 do hereby certify that:

1.	I am currently Principal of:

Process Engineering LLC
3370 W. Crestone Court
Tucson, Arizona 85742

2.

Process Engineering LLC provides consulting services for mining project development and mineral processing plants design. Development of metallurgical data, data analysis and development of plant design criteria. Coordination of EPCM, plant commissioning and start up.

3.	Registrations:

Registered Professional Engineer - Arizona, U.S.

Arizona Certificate/Registration No. 28209

Chemical Engineering, Mexico

Professional Registration, CEDULA No. 486768

4.

This certificate applies to the NI 43-101 technical report titled “Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of April 3, 2017.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a

“qualified person” for the purposes of NI 43-101.

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for Sections 13 and 17 of the Technical Report and co-authoring Sections 1, 25, and 26 of the Technical Report.

8.	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101.

9.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

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10.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. This Technical Report has been prepared in compliance therewith.

11.

At the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 3, 2017
Signed Date: May 18, 2017

{SIGNED AND SEALED}
[Eugenio Iasillo]

Eugenio Iasillo, P.E.

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CERTIFICATE OF QUALIFIED PERSON

EUGENE J. PURITCH, P.ENG., FEC

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by Professional Engineers and Geoscientists New Brunswick (License No. 4778), Professional Engineers, Geoscientists Newfoundland & Labrador (License No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216), Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252) the Professional Engineers of Ontario (License No. 100014010) and Association of Professional Engineers and Geoscientists of British Columbia (License No. 42912). I am also a member of the National Canadian Institute of Mining and Metallurgy.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.,	1978-1980
•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,	1981-1983
•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,	1984-1986
•	Self-Employed Mining Consultant – Timmins Area,	1987-1988
•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,	1989-1995
•	Self-Employed Mining Consultant/Resource-Reserve Estimator,	1995-2004
•	President – P&E Mining Consultants Inc,	2004-Present

6.	I have visited the Property that is the subject of this report on September 11, 2014.

7.	I am responsible for co-authoring Sections 1, 14, 15, 16, 21, 25 and 26 of the Technical Report.

8.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

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9.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

10.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

11.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date April 3, 2017
Signing Date: May 18, 2017

{SIGNED AND SEALED}
[Eugene J. Puritch]

Eugene J. Puritch, P.Eng., FEC

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CERTIFICATE OF QUALIFIED PERSON

JARITA BARRY, P.GEO.

I, Jarita Barry, P.Geo., residing at 2485B Hwy 3A, Nelson, British Columbia, V1L 6K7, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.	This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary

Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

3.

I am am a graduate of RMIT University of Melbourne, Victoria, Australia, with a B.Sc. in Applied Geology. I have worked as a geologist for over 10 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Associations of Professional Engineers and Geoscientists of British Columbia (License No. 40875) and Professional Engineers and Geoscientists Newfoundland & Labrador (License No. 08399). I am also a member of the Australasian Institute of Mining and Metallurgy of Australia (Member No. 305397);

12. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

13. My relevant experience for the purpose of the Technical Report is:

•	Geologist, Foran Mining Corp.	2004
•	Geologist, Aurelian Resources Inc.	2004
•	Geologist, Linear Gold Corp.	2005-2006
•	Geologist, Búscore Consulting	2006-2007
•	Consulting Geologist (AusIMM)	2008-2014
•	Consulting Geologist, P.Geo. (APEGBC/AusIMM)	2014-Present.

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for co-authoring Section 1, 11, 12, 25 and 26 of this Technical Report.

6.	I am independent of the Issuer applying all of the tests in section 1.5 of National Instrument 43-101.

7.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project Jalisco State, Mexico”, with an effective date of March 25, 2015.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date April 3, 2017
Signing Date: May 18, 2017

{SIGNED AND SEALED}
[Jarita Barry]

Jarita Barry, P.Geo.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

3.	I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for 20 years since obtaining my B.Sc. degree.

I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998
•	Field Geophysicist, Quantec Geoscience	1998-1999
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003
•	Geologist, Aeon Egmond Ltd.	2003-2005
•	Project Manager, Jacques Whitford	2005-2008
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this Technical Report on September 11, 2014, October 7, 2014 and June 14, 2016.

5.	I am responsible for authoring Sections 7 to 10 and 23 and co-authoring Sections 1, 4, 11, 12, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date April 3, 2017
Signing Date: May 18, 2017

{SIGNED AND SEALED}
[David Burga]

David Burga, P.Geo.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CERTIFICATE OF QUALIFIED PERSON

YUNGANG WU, P.GEO.

I, Yungang Wu, P. Geo., residing at 3246 Preserve Drive, Oakville, Ontario, L6M 0X3, do hereby certify that:

1.	I am an independent consulting geologist contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

3.

I am a graduate of Jilin University, China with a Master Degree in Mineral Deposits (1992). I am a geological consultant and a registered practising member of the Association of Professional Geoscientist of Ontario (Registration No. 1681). I am also a member of the Ontario Prospectors Association.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is as follows:

•	Geologist –Geology and Mineral Bureau, Liaoning Province, China1	1992-1993
•	Senior Geologist – Committee of Mineral Resources and Reserves of Liaoning, China	1993-1998
•	VP – Institute of Mineral Resources and Land Planning, Liaoning, China	1998-2001
•	Project Geologist–Exploration Division, De Beers Canada	2003-2009
•	Mine Geologist – Victor Diamond Mine, De Beers Canada	2009-2011
•	Resource Geologist– Coffey Mining Canada	2011-2012
•	Consulting Geologist	Present

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for co-authoring Sections 1, 14, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective Date April 3, 2017
Signing Date: May 18, 2017

{SIGNED AND SEALED}
[Yungang Wu]

Yungang Wu, P.Geo.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CERTIFICATE OF QUALIFIED PERSON

JAMES L. PEARSON, P. ENG.

I, James L. Pearson, P.Eng., residing at 105 Stornwood Court, Brampton, Ontario. Canada, L6W 4H6, do hereby certify that:

1.	Mining Engineering Consultant, contracted by P& E Mining Consultants Inc.

2.

This certificate applies to the technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

3.

I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 1973 with a Bachelor of Science degree in Mining Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 36043016). I have worked as a mining engineer for a total of 37 years since my graduation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements;

•	Project Manager and Superintendent of Engineering and Projects at several underground operations in South America;

•	Senior Mining Engineer with a large Canadian mining company responsible for development of engineering concepts, mine design and maintenance;

•	Mining analyst at several Canadian brokerage firms

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for coauthoring Sections 1, 15, 16, 21, 25 and 26 of the Technical Report.

6.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Property that is the subject of this Technical Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that Instrument and Form.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 3, 2017
Signed Date: May 18, 2017

{SIGNED AND SEALED}
[James L. Pearson]

James L. Pearson, P. Eng.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CERTIFICATE OF QUALIFIED PERSON

SCOTT FLEMING, P.E.

I, Scott Fleming P.E., residing at 7475 South Elm Ct, Centennial, Colorado, 80122, USA, do hereby certify that:

13.	I am an employee of Amec Foster Wheeler Environment and Infrastructure within its Mexico Mining Group located at 2000 South Colorado Blvd., Denver, Colorado, 80222, USA.

14.	This certificate applies to the NI 43-101 technical report titled “Technical Report

Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”), with an effective date of April 3, 2017.

15.	I graduated with two Bachelor’s Degrees in each Environmental Studies from the University of California in 1973 and Civil Engineering from Colorado State University in 2002.

16.	I am a registered member in good standing of the Colorado State Board of Licensure for Professional Engineers under License #37663.

17.	I have worked as a civil engineer, project manager, and senior engineering manager in the United States and Mexico and since graduation from university. My summarized career experience is as follows:

•	General Contractor and Construction Manager	1978-1999
•	Civil Engineer – Goff Consulting Engineers	2002-2004
•	Civil Engineer – Fleming Engineering Inc	2004-2010
•	Civil Engineer – Amec Foster Wheeler	2010-Present

18.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

19.	I am the qualified person responsible for Section 20 of the Technical Report.

20.	I am independent of the issuer as independence is described in Section 1.5 of NI 43- 101.

21.	I visited the site of the project that is the subject of this Technical Report on September 11, 2014 and on November 10, 2016.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

22.	I have had prior involvement with the Property that is the subject of this Technical

Report with a previous technical report titled “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico”, with an effective date of March 25, 2015.

23.	I have read NI 43-101 including Form 43-101F1 and the Technical Report. Section #20 of this Technical Report has been prepared in compliance therewith.

24.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 3, 2017
Signed Date: May 18, 2017

{SIGNED AND SEALED}
[Scott Fleming, PE]

Scott Fleming, PE

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CERTIFICATE OF QUALIFIED PERSON

BENJAMIN D. PEACOCK, P.ENG.

I, Benjamin D. Peacock, P. Eng., residing at 280 Ross Drive, North Bay, Ontario, P1A 0C3, do hereby certify that:

14.	I am a Senior Engineer employed by Knight Piésold Ltd.

15.

This certificate applies to the technical report titled “NI 43-101 Technical Report Pre- Feasibility Study for the Terronera Project, Jalisco State, Mexico” (the “Technical Report”) with an effective date of April 3, 2017.

16.

I am a graduate of the University of Waterloo, Waterloo, Ontario, Canada, in 2008 with a Bachelor of Science degree in Civil Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 100141409). I have been employed full-time by Knight Piesold Ltd. since 2008 providing geomechanical design support for underground and open pit mines and projects.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

17.	I have visited the Property that is the subject of this report from September 7 to 10, 2016 and from November 30 to December 3, 2016.

18.	I am responsible for co-authoring Section 16 of the Technical Report.

19.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

20.	I have not had prior involvement with the Property that is the subject of this Technical Report.

21.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

22.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date April 3, 2017
Signing Date: May 18, 2017

{SIGNED AND SEALED}
[Benjamin D. Peacock]

Benjamin D. Peacock, P.Eng.

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

APPENDIX A - FIGURES

Figure #1: Plan View 1440 Elevation

Figure #2: Longitudinal Projection

Figure #3: Cross Sectional Projection

Figure #4: Cut & Fill Mining

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LEGEND
MINE BLOCK
RAMP
DRIFT IN ORE
VENTILATION
OPEN VOID
9 MINE BLOCK NUMBER
TOPOGRAPHY
TOPOGRAPHY
RAMP A
RAMP B
RAMP C
RAMP D
RAMP E
RAMP F
RAMP G
RAMP H
CROSS SECTION
CROSS SECTION
0
250m
500m
TERRONERA PROJECTED LONGSECTION
P & E MINING CONSULTANTS INC.
FIGURE #2

NOT FOR CONSTRUCTION

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

CROSS SECTION LOOKING NORTH WEST
TOPOGRAPHY
FRESH AIR RAISE
LEGEND
MINEABLE SHAPE
PLANNED BACK SLASH
DRIFT DEV IN ORE
U/G DEVELOPMENT
VENTILATION
1440 ADIT/DRIVE
TOPOGRAPHY
RAMP @ 12%
1700 EL
1600 EL
1500 EL
1400 EL
1300 EL
1610 EL
1590 EL
1560 EL
1530 EL
1500 EL
1470 EL
1440 EL
1410 EL
1380 EL
1350 EL
1320 EL
1290 EL
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE
DRIFT DEVELOPMENT IN ORE

PLEASE SEE LONGSECTION AND PLAN VIEW FOR LOCATION OF CROSS SECTION

NOT FOR CONSTRUCTION

TERRONERA PROJECTED CROSS SECTION	P & E MINING CONSULTANTS INC. Brampton, Ontario, Canada
	SCALE NTS / APRIL 1 2015
	FIGURE #3

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PRELIMINARY FEASIBILITY STUDY

PROJECTED CROSS SECTION
ACCESS
FILL
6 - CURRENT LIFT (6)
FILL
1 - CONSTRUCTED SILL PILLAR
RAMP
ACCESS
ORE
ACCESS
CURRENT LIFT (2)
FILL
FILL
PROJECTED LONGSECTION
RAMP
CURRENT LIFT
FILL
RAMP
ORE
CURRENT LIFT
FILL
2
PLAN VIEW OF CURRENT LIFT (2)
RAMP
STOPE
ORE
ACCESS TO CURRENT LIFT (2)
LEGEND
CONTRUCTED SILL PILLAR
SCOOP
FILL
ORE
3 LIFT NUMBER
DETAILED CROSS SECTION
ACCESS
PLANNED FUTURE LIFTS
ORE
RAMP
ACCESS TO CURRENT LIFT (2)
FILL
CUT & FILL MINING
FIGURE # 4
P & E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

APPENDIX B - 3D DOMAINS

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TERRONERA PROJECT - 3D DOMAINS

DOMAINS
FW
HW1
HW2
HW3
HW4
TRV

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APPENDIX C - AU AND AG LOG-NORMAL HISTOGRAMS

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APPENDIX D - VARIOGRAMS

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APPENDIX E - CROSS-SECTIONS & PLANS OF AGEQ GRADE BLOCKS

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,600 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,500 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0 100 200 300 400
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,400 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,300 EL
Scale 1:7,000
May 2017

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PRELIMINARY FEASIBILITY STUDY

APPENDIX F - CLASSIFICATION BLOCK MODEL CROSS-SECTION AND PLANS

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REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
1,200 EL
SURFACE
TR19-2
TR19-3
TR20-6
TR20-1
TR19-4
TR19-1
TR20-2
TR20-3
TR20-5
TR20-7
TR20-4
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 27 NW
Scale 1:3,500
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
1,200 EL
SURFACE
TR23-1
TR23-3
TR23-4
TR22-2
TR23-2
0 50 100 150 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 30 NW
Scale 1:3,500
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,600 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,500 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,400 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,300 EL
Scale 1:7,000
May 2017

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

APPENDIX G - GENERAL ARRANGEMENTS

Process Plant

•	General Arrangement

•	General Arrangement View 1

•	General Arrangement View 2 & 3

Filter Plant

•	General Arrangement Plan

•	General Arrangement Views 1, 2, and 3

Stockpile

•	General Arrangement Plan

•	Cross Section

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY
  ompetent construction of the reinforced backfill sill pillar will be crucial to the success of the mine near the end-of-mine life. The sill pillar beneath the constructed sill pillar is planned for extraction at the end-of-mine life. The constructed sill pillar above must be designed to support the unconsolidated backfill material above during this phase.

TABLE No. 1
TOPOGRAPHICAL COORDINATES
REQUIRED POLYGON
IMPACTED AREA
TABLE No. 4
LOCATION OF EXPLOTATION
DRILLING HOLES FOR
GEOTECHNICAL
ABREVIATIONS
LEGEND
"E. I. S." ENVIRONMENTAL IMPACT STATEMENT POLYGON
"T. J. S." PROCESSING PLANT POLYGON (TECHNICAL JUSTIFICATION STUDY)
P-1 (POLIGONAL PROJECT POINT)
ACCOMPLISHED PROBE
TABLE No. 2
PROJECT DATA
TABLE No. 3
MINERAL STORAGE
LAYER No. 1
LAYER No. 2
LAYER No. 3
TOTAL
PFS
APPROVED
"E.I.S."
PROCESS PLANT
POLYGON
WATER
STORAGE
TANK FW
MILLING
FLOTATION
CRUSHING
COARSE
ORE
STORAGE
LAYOUT
DATE : MAR-31-17

DRAWING No.	TITLE
000-01-02	GENERAL ARRANGEMENT, VIEW 1
000-01-03	GENERAL ARRANGEMENT, VIEWS 2 & 3
000-01-04	GENERAL ARRANGEMENT, VIEWS 4 & 5
000-01-05	GENERAL ARRANGEMENT, VIEWS 6, 7, 8 & 9

No.	DATE	CROSS CHECKING				
0	MAR-31-17	G.G.M.	F.P.M.	E.G.L.	M.U.O.M.	A.A.H.
1	MAR-31-17	G.G.M.	F.P.M.	E.G.L.	M.U.O.M.	A.A.H.
		GRUPO	PROC.	INSTR.	MEC.	CIVIL	TUBS

No.	DATE	BY	DESCRIPTION
0	MAR-31-17	G.G.M.	PFS APPROVAL
1	MAR-31-17	G.G.M.	MAIN SUBSTATION & WAREHOUSE YARD RELOCATE

		DATE
DIBUJO	J. M. O. S.	DIC-22-16
PROYECTO	J.M.O.S./G.G.M.	DIC-22-16
REVISO	G. G. M.	MAY-04-17
APROBO		

ENDEAVOUR SILVER CORP.
PFS ENGINEERING
PROYECTO: "TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT LAYOUT 1,000 MTPD MILLING CAPACITY

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	01	1

ENDEAVOUR SILVER

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

COARSE
ORE
STORAGE AREA
PRIMARY
CRUSHING
SECONDARY
CRUSHING
NATURAL GROUND OUTLINE

VIEW 1-1
000-01-01 SCALE 1:200

FINE ORE
STORAGE
BIN
NATURAL GROUND OUTLINE
ROAD

VIEW 1-1
000-01-01 SCALE 1:200

ABBREVIATIONS

LE	LEVEL
℄	CENTER LINE
WP	WORKING POINT
NGL	NATURAL GROUND LEVEL
FTL	FLOOR TOP LEVEL
CTL	CONCRETE TOP LEVEL
SL	SIDEWALK LEVEL
GTL	GRATING TOP LEVEL
STL	STRUCTURE TOP LEVEL
BBL	BELT BOTTOM LEVEL
PTL	PULLEY TOP LEVEL

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

DATE: MAR-31-17

REFERENCES

DRAWING No.	TITLE
000-01-01	GENERAL ARRANGEMENT, LAYOUT
000-01-03	GENERAL ARRANGEMENT, VIEWS 2 & 3
000-01-04	GENERAL ARRANGEMENT, VIEWS 4 & 5
000-01-05	GENERAL ARRANGEMENT, VIEWS 6, 7, 8 & 9

CROSS CHECKING

No.	DATE					
0	MAR-31-17	G.G.M.	F.R.M.	E.O.L.	M.U.O.M.	A.A.M.
		TEAM	PROC.	INSTR.	MECH.	CIVIL / PIPING

REVISIONS

No.	DATE	BY	DESCRIPTION
0	MAR-31-17	G.G.M.	PFS APPROVED

		DATE
DRAWN BY	J. M. O. S.	MAR-31-17
DESIGNED BY	J.M.O.S./G.G.M.	MAR-31-17
CHECKED BY	G. G. M.	MAR-31-17
CLIENT APPR.		

ENDEAVOUR SILVER CORP.
PFS ENGINEERING
PROJECT:
"TERRONERA"
1,000 MTPD MILLING CAPACITY
PROCESSING PLANT

DESCRIPTION
GENERAL ARRANGEMENT
VIEW 1

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	02	0

ENDEAVOUR

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

FILTRATE
CONCENTRATE DEWATERING
FLOTATION
MILLING
NATURAL GROUND OUTLINE
RAIL LOCK SUPPORT TOP LEVEL
OPERATION PLATFORM
SIDEWALK
CARRIER ACCESS RAMP PROJECTION
CONCENTRATE STORAGE AREA
PUMPS

VIEW 2–2

000–01–01 SCALE 1:200

MILLING
TAILINGS THICKENER
FINE ORE STORAGE BIN
NATURAL GROUND OUTLINE
RAIL LOCK SUPPORT TOP LEVEL
OPERATION PLATFORM
PLATFORM OPERATION
SIDEWALK
PULLEY TOP LEVEL
BIN OPERATION PLATFORM
ROAD
FLOW
PUMPS
FILLING AREA (EMBANKMENT)

VIEW 3–3

000–01–01 SCALE 1:200

ABBREVIATIONS

- LE LEVEL
- ℄ CENTER LINE
- WP WORKING POINT
- NGL NATURAL GROUND LEVEL
- FTL FLOOR TOP LEVEL
- CTL CONCRETE TOP LEVEL
- SL SIDEWALK LEVEL
- GTL GRATING TOP LEVEL
- STL STRUCTURE TOP LEVEL
- BBL BELT BOTTOM LEVEL
- PTL PULLEY TOP LEVEL

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS APPROVED
DATE: MAR–31–17

PMICSA
PM Ingeniería y Construcción

DRAWING No.	TITLE
000–01–01	GENERAL ARRANGEMENT, LAYOUT.
000–01–02	GENERAL ARRANGEMENT, VIEW 1.
000–01–04	GENERAL ARRANGEMENT, VIEWS 4 & 5.
000–01–05	GENERAL ARRANGEMENT, VIEWS 6, 7, 8 & 9.

No.	DATE	CROSS CHECKING				
0	[illegible]	G.O.M.	F.R.M.	E.O.L.	M.U.O.M.	A.A.M.
1	[illegible]	G.O.M.	F.R.M.	E.O.L.	M.U.O.M.	A.A.M.
	TEAM	PROC.	INSTR.	MECH.	CIVIL	PIPING

No.	DATE	BY	DESCRIPTION
0	[illegible]	G.O.M.	PFS APPROVED.
1	[illegible]	G.O.M.	[illegible]

		DATE
DRAWN BY	J. M. O. S.	MAR–21–17
DESIGNED BY	J.M.O.S./G.O.M.	MAR–21–17
CHECKED BY	G. O. M.	MAY–04–17
CLIENT APPR		

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,000 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEWS 2 & 3.

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	03	1

ENDEAVOUR

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

DRY TAILINGS DEPOSIT
DRY TAILINGS DEPOSIT
ROAD
ROAD
TAILINGS FILTRATION
ROAD
ROAD
ROAD
TO PROCESS PLANT
LEGEND
ABBREVIATIONS
NOTES
PLAN VIEW

		DATE
DRAWN BY	J. M. O. S.	MAR-03-17
DESIGNED BY	J.M.O.S./O.G.M.	MAR-03-17
CHECKED BY	G. G. M.	MAR-31-17
CHECK APR.		

ENDEAVOR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,000 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT FILTRATION & DISPOSAL OF THE TAILINGS PLAN VIEW

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	500	01	01	0

ENDEAVOUR SILVER

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

VIEW 2-2
SCALE 1:125
ROAD
ROAD
VIEW 1-1
SCALE 1:125
ROAD
ROAD
VIEW 3-3
SCALE 1:125
ROAD
DRY TAILINGS DEPOSIT

ABBREVIATIONS

LE	LEVEL
℄	CENTER LINE
WP	WORKING POINT
NGL	NATURAL GROUND LEVEL
FTL	FLOOR TOP LEVEL
CTL	CONCRETE TOP LEVEL
SL	SIDEWALK LEVEL
GTL	GRATING TOP LEVEL
STL	STRUCTURE TOP LEVEL
BBL	BELT BOTTOM LEVEL
PTL	PULLEY TOP LEVEL

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,000 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT FILTRATION & DISPOSAL OF THE TAILINGS VIEWS 1, 2 & 3.

AREA	DISCIPLINE	NUMBER	REV.
500	01	02	0

ENDEAVOUR SILVER

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

PLATAFORMA ELEVACION MAXIMA
ELEV=1,579.0
CAP. = 633,726.6 m3
PLANTA GENERAL
MURO DE CONTENCION
PATIO
POLVORIN
NOTAS
1. COTAS EN METROS
PARA REVISION
Y/O APROBACION
ENDEAVOUR SILVER CORP.
MINERA PLATA ADELANTE S.A. DE C.V.
ARREGLO GENERAL TEPETATERA
Y CAMINO DE OPERACION
PLANTA
PMICSA

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

SECCION TRANSVERSAL TIPO TEPETATERA

ESCALA 1:500
SECCION REPRESENTATIVA AL CENTRO DE TEPETATERA

SECCION TIPO EN TANGENTES HORIZONTALES CAMINO PROYECTO

ESCALA 1:75

DETALLE A ESCALONES DE ANCLAJE

ESCALA 1:150

DETALLE B CUNETA EN CORTE

ESCALA 1:30

NOTAS

1. COTAS EN MM.
2. ESCALA INDICADA.
3. ELEVACIONES EN METROS REFERIDOS SOBRE EL NIVEL DEL MAR.
4. LOS TALUDES DE CORTE SE CONSIDERARON A 60°
5. LOS TALUDES DE TERRAPLEN SE CONSIDERARON A 36°

SIMBOLOGIA

- CENTRO DE LINEA
- PERFIL/SECCION PROYECTO
- PERFIL/SECCION DE TERRENO NATURAL
- SECCION PROYECTO CAPA DE MATERIAL CON CALIDAD DE SUB-BASE
- AREA DE MATERIAL CON CALIDAD DE SUB-BASE
- AREA DE CORTE/ TERRAPLEN

PARA REVISION Y/O APROBACION

ENDEAVOUR SILVER CORP.
MINERA PLATA ADELANTE, S.A. DE C.V.

ARREGLO GENERAL TEPETATERA Y CAMINO DE OPERACION SECCIONES TIPO

PMICSA

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

APPENDIX H - OPERATING COST ESTIMATE BACK-UP

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.0	CAPITAL AND OPERATING COSTS

All capital and operating costs are in US dollars, unless otherwise stipulated.

1.1	Capital Cost Estimates

Capital costs include: company underground equipment; contractor pre-production and sustaining capital development and haulage; and company pre-production indirect labour and electric power costs. The total estimated life of mine capital cost is US$34.7 M, summarized in Table 1.1 below.

TABLE 0.1 SUMMARY OF MINE CAPITAL COSTS (US$M)
Item	Year								Total
	Yr-1	Yr+1	Yr+2	Yr+3	Yr+4	Yr+5	Yr+6	Yr+7
U/G Equipment	3.0	3.1	0.4						6.4
Development	4.5	6.9	4.9	5.1	1.8	1.4	2.3		26.9
Development. Haulage	0.5	0.1							0.6
Electric Power	0.2								0.2
Indirect Labour	0.6								0.6
Total	8.7	10.1	5.3	5.1	1.8	1.4	2.3		34.7

1.1.1	Pre-production Mine Capital Cost Estimates

All capital expenditures during the first three quarters of Year -1 are categorized as preproduction capital costs. The total estimated pre-production mine capital cost is US$4.2 M, summarized in Table 1.2.

TABLE 0.2 SUMMARY OF PRE-PRODUCTION MINE CAPEX – US$(000’S)
ITEM	UNITS / M	$(000’S)
Company Underground Equipment / Construction CAPEX
Construct Portal	1	500
Refuge Shelters	3	300
Total Equipment / Construction		800
Contractor Development
Portal entrance @ +2%	24	39.5
Portal Ramp @ -12%	503	845.4
Ramp 1410 - 1380 @ -12%	284	477.2
1380 Haulage Drive @ +2%	29	48.2
1380 Electrical Substation	24	40.3
1380 Refuge Shelter	24	40.3

Appendix H - Page 1

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 0.2 SUMMARY OF PRE-PRODUCTION MINE CAPEX – US$(000’S)
ITEM	UNITS / M	$(000’S)
1380 Fuel and Lube	12	20.1
1380 Day Cap Mag	12	20.1
1380 Day Powder Mag	12	20.1
1380 Latrine	15	25.2
1380 Raise Bore Ore Pass	125	276.3
1380 Egress/FAR	128	283.9
Ramp Level Access	45	64.6
Access Ore Pass	15	21.5
Access Egress/FAR	20	28.7
Access BF Re-muck	15	21.5
Drainage hole cut–out	6	8.6
Subtotal	1,291m	2,282
Development Waste Haulage		289
Indirect Equipment Operating & Electric Power		163
Company Pre-production Indirect Labour
Warehouse Person		34.9
Clerk		20.2
Labourer / Nipper		20.2
Dry Man		20.2
Mine Superintendent /Mine Manager		54.2
Mine Engineer / Planner		86.5
Ventilation/Surveyor Technician		18.2
Mine Geologist		86.5
Geotechnical Engineer		18.1
Diamond Drill Foreman		9.1
Mine Safety /Trainer		27.1
Construction Leader		4.8
Construction Person		27.2
Mine Labourer / General Labourer		13.5
Contractor Admin. Indirect Labour		171.3
Subtotal		612

Grand Total		4,146

Appendix H - Page 2

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.1.2	Sustaining Mine Capital Cost Estimates

Commercial production period starts in the 4th quarter Year -1. Sustaining mine capital expenditures includes company equipment, contractor mine development and development waste haulage. All company equipment purchases / leases are completed by the end of Year  2. A summary of the number of units purchased / leased, by year, is presented in Table 1.3.

TABLE 0.3 SUMMARY OF SUSTAINING CAPEX COMPANY EQUIPMENT PURCHASES / LEASES BY YEAR (UNITS)
EQUIPMENT	YR-1	YR+1	YR+2	TOTAL
Single Boom Jumbo	1	4		5
Long Hole Drill		1		1
Production 3.5m3 LHD	1	2	1	4
2.0m3 Scooptram	1	2		3
Scissor Truck	1	1	1	3
Maintenance/Lube Truck	1			1
Shotcrete Truck	1	1		2
Shotcrete Delivery Truck	1	1		2
Ground Support Bolter	1	1		2
Personnel Carrier	1	1		2
Utility Tractor	1	1	1	3
U/G Pickup Truck	2	4		6
Grader	1			1
Jackleg drills	10	20		30
Diamond Drill	2		1	3
U/G Fans	6	2	2	10
Surface Fans	5			5
U/G Face Pumps	5	1	2	8
Main Pumps		4	1	5
Construct Main Sump		1		1
CRF Cement Applicator		1		1
CRF Backfill Plant		1		1
Compressors	2			2
Electrical sub-stations (UG)	2	1		3
Refuge Shelters	1	1		2

A summary of the sustaining mine development capex required, by year, is presented in Table 1.4.

Appendix H - Page 3

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 0.4 SUMMARY OF SUSTAINING MINE DEVELOPMENT CAPEX(METRES)
HEADING	YR-1	YR+1	YR+2	YR+3	YR+4	YR+5	YR+6	TOTAL
1380 Haulage Drive @ +2%	277	587						864
1380 Refuge Shelter	12	24						36
1380 Latrine	15							15
1380 Clean & Dirty Sump	71							71
1380 Raisebore Ore Pass	199	688						888
1380 Egress/FAR	207	683						890
Ramp (1)		1,614	1,614	1,614				4,841
Ramp (1) Muck Bays		80	80	80				240
Ramp (2)	254		761	1,277	514	367	1,019	4,191
Ramp (2) Muck Bays	12		36	60	24	24	48	204
Ramp Sump at Bottom			12		24	12		48
Ramp Level Access	65	110	225	120	140	146	120	926
Access Ore Pass	30	45	160	90	90	85	90	590
Access Egress/FAR	40	60	200	120	120	100	120	760
Access BF Re-muck	30	45	150	90	105	90	90	600
Drainage Hole Cut-out	12	18	54	36	36	30	36	222
Orepass Finger Raise	15	15	135	90	90	75	90	510
Wastepass Finger Raises	15	15	135	90	90	75	90	510
Level Extensions					78			78
Ore Pass			30		125	63		217
Fresh Air Raise/Egress			30		125	63		217

Subtotal	1,254	3,983	3,621	3,667	1,559	1,129	1,703	16,917

A summary of production mine capex, by year, is presented in Table 1.5 below.

TABLE 0.5 SUMMARY OF PRODUCTION MINE CAPEX (US$ 000’S)
ITEM	YR-1	YR+1	YR+2	YR+3	YR+4	YR+5	YR+6	TOTAL
Company Underground Equipment Purchases
Single Boom Jumbo	83.2	332.7	83.2					499.1
Long Hole Drill		101.4						101.4
Production 3.5m3 LHD	80.1	160.3	80.1					320.5
2.0m3 Scooptram	52.7	105.5						158.2
Scissor truck	95.3	95.4	95.4					286.1
Maintenance/Lube Truck	77.1							77.1
Shotcrete Truck	131.2	131.2						262.4
Shotcrete Delivery Truck	77.1	77.1						154.2
Ground Support Bolter	101.4	101.4	101.4					304.2
Personnel Carrier	37.5	37.5						75.0
Utility Tractor	5.3	5.3	5.3					15.9
U/G Pickup Truck	10.5	21.0						31.5

Appendix H - Page 4

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 0.5 SUMMARY OF PRODUCTION MINE CAPEX (US$ 000’S)
ITEM	YR-1	YR+1	YR+2	YR+3	YR+4	YR+5	YR+6	TOTAL
Grader	22.5							22.5
Jackleg Drills	37.5	75.0						112.5
Diamond Drill	300.0							300.0
U/G Fans	83.9	28.0						111.9
Surface Fans	250.2							250.2
U/G Face Pumps	125.0	25.0						150.0
Main Pumps		600.0						600.0
Construct Main Sump		500.0						500.0
CRF Cement Applicator		250.0						250.0
CRF Backfill Plant		250.0						250.0
Compressors	271.2							271.2
Electrical Sub-stations (UG)	220.0	110.0						330.0
Refuge Shelters	100.1	100.1						200.2
Total Equipment	2,161.8	3,106.9	365.4					5,634
Contractor Development Cost
1380 Haulage Drive @ +2%	466.3	986.6						1,452.9
1380 Refuge	20.2	40.4						60.6
1380 Latrine	25.2							25.2
1380 Clean & Dirty Sump	119.1							119.1
1380 Raise Bore Ore Pass	441.9	1,525.1						1,967.0
1380 Egress/Fresh Air Raise	459.7	1,513.3						1,973.0
Ramp		2,317.2	2,317.3	2,317.2				6,951.7
Ramp Re-muck		114.9	114.9	114.9				344.7
Ramp	364.1		1,092.8	1,834.0	737.6	526.8	1,463.7	6,019.0
Ramp Re-muck	17.2		51.7	86.2	34.5	34.5	68.9	293.0
Ramp Sump at Bottom			17.3		34.5	17.2		69.0
Ramp Level Access	93.4	158.0	323.1	172.3	201.1	209.7	172.3	1,329.9
Access Ore Pass	43.1	64.6	229.8	129.3	129.2	122.1	129.3	847.4
Access Egress/Fresh Air Raise	57.5	86.2	287.2	172.3	172.3	143.6	172.3	1,091.4
Access Backfill Re-muck	43.1	64.6	215.4	129.2	150.8	129.2	129.3	861.6
Drainage Hole Cut-out	17.2	25.9	77.6	51.7	51.7	43.1	51.7	318.9
Ore Pass finger raise	7.7	7.7	69.4	46.3	46.3	38.6	46.3	262.3
Wastepass Finger Raises	7.7	7.7	69.4	46.3	46.3	38.5	46.3	262.2
Level Extensions					111.4			111.4
Ore Pass			15.4		64.0	32.2		111.6
Fresh Air Raise/Egress			15.4		64.1	32.1		111.6
Total Development	2,183.4	6,912.2	4,896.7	5,099.7	1,843.8	1,367.6	2,280.1	24,584
Development Waste Haulage	203.0	98.0						301
Total Sustaining CAPEX	4,548.2	10,117.1	5,262.1	5,099.7	1,843.8	1,367.6	2,280.1	30,519

The total estimated sustaining mine capital cost is estimated to be US$30.5M.

Appendix H - Page 5

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2	Mine Operating Cost Estimates

All cut-and-fill (C&F) and longhole sill pillar recovery (LH) mining will be completed by the company. P&E estimated operating costs by the following: mining method; by 3 Classes of ground support requirements; by stope width; by type of backfill, and whether or not a constructed sill pillar is required. A summary of OPEX estimating parameters is presented in Table 1.6.

TABLE 0.6 SUMMARY OF OPEX ESTIMATING PARAMETERS
MINING METHOD	GROUND SUPPORT CLASS	STOPE WIDTH	BACKFIL L	CONSTRUCT SILL
C&F	Class 1	3.0m to 4.5m	Unconsolidated	No
C&F	Class 1	3.0m to 4.5m	Consolidated	Yes
LH	Class 1	3.0m to 4.5m	Unconsolidated	No
C&F	Class 1	4.5m to 6.0m	Unconsolidated	No
C&F	Class 1	4.5m to 6.0m	Consolidated	Yes
LH	Class 1	4.5m to 6.0m	Unconsolidated	No
C&F	Class 2	2.0m to 3.0m	Unconsolidated	No
C&F	Class 2	2.0m to 3.0m	Consolidated	Yes
LH	Class 2	2.0m to 3.0m	Unconsolidated	No
C&F	Class 2	2.0m to 3.0m	Consolidated	No
C&F	Class 2	2.0m to 3.0m	Consolidated	Yes
LH	Class 2	2.0m to 3.0m	Consolidated	No
C&F	Class 2	3.0m to 4.5m	Unconsolidated	No
C&F	Class 2	3.0m to 4.5m	Consolidated	Yes
LH	Class 2	3.0m to 4.5m	Unconsolidated	No

Appendix H - Page 6

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 0.6 SUMMARY OF OPEX ESTIMATING PARAMETERS
MINING METHOD	GROUND SUPPORT CLASS	STOPE WIDTH	BACKFIL L	CONSTRUCT SILL
LH	Class 2	3.0m to 4.5m	Unconsolidated	No
C&F	Class 3	2.0m to 3.0m	Unconsolidated	No
C&F	Class 3	2.0m to 3.0m	Consolidated	Yes
LH	Class 3	2.0m to 3.0m	Unconsolidated	No
C&F	Class 3	2.0m to 3.0m	Consolidated	No

1.2.1	Mechanized Cut and Fill Mining

A summary of Mechanized Cut and Fill parameters, by mining width, is presented in Table 1.7.

TABLE 0.7 SUMMARY OF C&F MINING PARAMETERS
	BREAST WIDTH			UNITS
PARAMETER	2.0M TO 3.0M	3.0M TO 4.5M	4.5M TO 6.0M
Height	4.0	4.0	4.0	m
Average width	2.5	3.8	5.3	m
Arch factor	98%	98%	98%	%
Arch radius	1.00	1.00	1.00	m
Face area	9.8	14.7	20.6	sq.m
Blast hole length	4.88	4.88	4.88	m
Bootleg length	0.12	0.12	0.12	m
Advance	4.75	4.75	4.75	m
Overbreak factor	7.0%	7.0%	7.0%	%
Swell factor	35%	35%	35%	%
Insitu density	2.52	2.52	2.52	t/ m3
Loose density	1.87	1.87	1.87	t/ m3
In-situ volume / breast	50	75	105	m3
Loose volume / breast	67	101	141	m3
Tonnes ore / breast	126	189	264	tonnes
Tonnes backfill / breast	93	140	196	tonnes
Tonnes / metre of breast	26	40	56	tonnes

Appendix H - Page 7

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1.2.1.1	Cut and Fill Drilling

A summary of the stope drilling parameters and productivities, using a single-boom production jumbo, is presented in Table 1.8.

TABLE 0.8 SUMMARY OF C&F STOPE DRILLING PARAMETERS
	BREAST WIDTH			UNITS
PARAMETER	2.0M TO 3.0M	3.0M TO 4.5M	4.5M TO 6.0M
Number of drills	1	1	1
Blast hole diameter	45	45	45	mm
Number of Holes:
Perimeter holes	12	14	16	holes
Other blast holes	8	12	16	holes
Total holes	20	26	32	holes
Total drilled metres	98	127	156	m
Drilling Productivity:
Penetration Rate - 45mm	1.3	1.5	1.3	m/min
Penetration Rate - 89mm	0.8	0.8	0.8	m/min
Reposition boom	0.8	0.8	0.8	min/hole
Cycle auxiliary	0.2	0.2	0.2	min/hole
Drilling time	78	85	125	min/rd
Repositioning time	15	20	24	min/rd
Auxiliary	4	5	6	min/rd
Change shank to ream/drill	10	10	10	min/rd
Travel/setup	30	30	30	min
Clean up and leave	10	10	10	min
Total drilling cycle	147	159	205	min
Drilling cycle (in 50 min hours)	2.9	3.2	4.1	hrs

A summary of Cut and Fill OPEX drilling cost estimates are presented in Table 1.9.

TABLE 0.9 SUMMARY OF C&F STOPE DRILLING COST ESTIMATES PER METRE OF BREASTING
Breast Width	2.0m to 3.0m	3.0m to 4.5m	4.5m to 6.0m	Unit Price (US$)	2.0m to 3.0m	3.0m to 4.5m	4.5m to 6.0m
	Units/m Drilled.				Cost / Meter of Breasting (US$)
Rockbolt Drilling
Steel 8 ft	0.10	0.11	0.12	133.98	$13.81	$14.29	$16.19
32mm Blade bit	0.29	0.30	0.34	35.32	$10.34	$10.70	$12.12
Jumbo Drilling
Rod 16' x FI38 x Hex x 35 x R32	0.04	0.05	0.07	373.93	$15.34	$19.94	$24.54
Bit 45mm x R32	0.21	0.27	0.33	66.99	$13.74	$17.86	$21.99
Shank Cop 1838 x T38	0.06	0.07	0.09	281.36	$16.03	$20.84	$25.65
Coupling T38	0.02	0.02	0.03	66.99	$1.15	$1.49	$1.83
Miscellaneous/waste @ 10%				10%	$7.04	$8.51	$10.23
Total C&F Stoping Drilling Material Cost / m Breast					$77.45	$93.63	$112.56

Appendix H - Page 8

TERRONERA PROJECT
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1.2.1.2	Cut and Fill Blasting

A summary of the Cut and Fill stope blasting productivities and powder factors is presented in Table 1.10.

TABLE 0.10 SUMMARY OF C&F STOPE BLASTING PRODUCTIVITIES AND POWDER FACTORS
PARAMETER	BREAST WIDTH			UNITS
	2.0M TO 3.0M	3.0M TO 4.5M	4.5M TO 6.0M
Travelling time	15	15	15	min
Clean face, setup	15	15	15	min
Load time per hole	0.75	0.75	0.75	min
Tie-in and cap	0.50	0.50	0.50	min
Total loading time	25	33	40	min
Clean up and leave	10	10	10	min
Blasting cycle time	65	73	80	min
Blasting cycle time (in 50 min hrs)	1.3	1.5	1.6	hrs

Powder factor	0.52	0.49	0.48	kg/tonn
	1.16	1.08	1.06	lb/tonne

A summary of Cut and Fill OPEX blasting cost estimates are presented in Table 1.11.

TABLE 0.11 SUMMARY OF C&F STOPE BLASTING COST ESTIMATES PER METRE OF BREASTING
ITEM	UNITS/BREAST			UNIT PRICE	COST / M OF BREASTING (US$)
	2.0-3.0M	3.0-4.5M	4.5-6.0M
BREAST WIDTH					2.0-3.0M	3.0-4.5M	4.5-6.0M
Packaged ANFO (kg)	43	65	97	$1.23	$11.19	$16.78	$25.17
Geldyne 32x400 (kg)	8	11	13	$3.96	$6.85	$8.91	$10.96
Xactex 19x600 (kg)	14	17	17	$12.45	$37.62	$43.89	$43.89
Exel MS detonator 5m	20	26	32	$3.52	$14.80	$19.23	$23.67
Electric detonator 4.5m	2	2	2	$2.96	$1.25	$1.25	$1.25
B-Line (m)	20	20	20	$0.49	$2.05	$2.05	$2.05

Appendix H - Page 9

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TABLE 0.11 SUMMARY OF C&F STOPE BLASTING COST ESTIMATES PER METRE OF BREASTING
ITEM	UNITS/BREAST			UNIT PRICE	COST / M OF BREASTING (US$)
BREAST WIDTH	2.0-3.0M	3.0-4.5M	4.5-6.0M		2.0-3.0M	3.0-4.5M	4.5-6.0M
Connecting wire 50m	1	1	1	$1.79	$0.38	$0.38	$0.38
Miscellaneous/waste @ 10%					$7.41	$9.25	$10.74

Total C&F Stoping Blasting Material Cost / m Breast					$81.54	$101.74	$118.11

1.2.1.3	Cut and Fill Services

Air and water line; power and blasting cables, and ventilation ducting are required in all stoping areas. The estimated time to install stope pipe, cable and ventilation duct services is detailed in Table 1.12 below.

TABLE 0.12 SUMMARY OF C&F STOPE SERVICES INSTALLATION PRODUCTIVITIES
SERVICES ITEM	PRODUCTIVITY	UNITS
Piping
2" waterline installation time	1.5	min/m
Install 2" waterline	7.1	min
4" airline installation time	3.0	min/m
Install 4" airline	14.3	min
Total pipelines installation time	21.4	min

Electrical Cable
Cable installation time	1.0	min/m
Install power cables	4.8	min
Install blasting cables	4.8	min
Install miscellaneous lighting	4.8	min
Total cable installation time	14.3	min

Ventilation Duct
Vent duct installation time	2.0	min/m
Install ventilation duct	9.5	min
Messenger cable installation time	0.5	min/m
Install messenger cable	2.4	min
Total ventilation duct installation time	11.9	min

Appendix H - Page 10

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TABLE 0.12 SUMMARY OF C&F STOPE SERVICES INSTALLATION PRODUCTIVITIES
SERVICES ITEM	PRODUCTIVITY	UNITS
Travel/Setup for Service installation	30.0	min

Total Service installation time	77.5	min
Total service time (in 50 min hours)	1.6	Hrs

A summary of the cost estimate for Cut and Fill stoping services are presented in Table 1.13.

TABLE 0.13 SUMMARY OF C&F STOPING SERVICES COST ESTIMATES PER METRE OF BREASTING
SERVICES ITEM	UNITS/M	UNIT PRICE	COST / M OF BREASTING
Piping
2" Water Pipe	1.00	$12.48	$12.48
4" Air Line	1.00	$32.50	$32.50
2" Couplings	0.08	$24.93	$2.04
4" Couplings	0.08	$46.30	$3.79
2" Water valve	0.01	$256.65	$1.28
4" Air valve	0.01	$393.72	$1.97
2" Tees	0.01	$45.33	$0.23
4" Tees	0.01	$94.22	$0.47
3/4" x 18" re-bar eyebolt	0.33	$8.18	$2.68
Pipe hangers	0.33	$4.52	$1.48
Coil proof chain	0.98	$1.64	$1.62
Miscellaneous @10%			$6.06
Subtotal			$66.61
66 % pipe in ore development recovered & reused
Total Pipe and Accessory Supplies / m Breast			$22.20

Electrical Cable
Cable Electrical 35MM2 3 CORE	0.50	$33.17	$16.58
Power Board 230V 13A 50/60HZ	0.50	$5.06	$2.53
Connector Socket Elect	0.00	$453.09	$1.13
Connector Plug Elect	0.00	$461.81	$1.15
Cable Blasting	1.00	$1.13	$1.13
Misc Lighting	1.00	$5.00	$5.00
Cable Hangers	0.20	$6.08	$1.22
Miscellaneous @ 10%			$2.88
Total Electrical Supplies / m Breast			$31.63

Appendix H - Page 11

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TABLE 0.13 SUMMARY OF C&F STOPING SERVICES COST ESTIMATES PER METRE OF BREASTING
SERVICES ITEM	UNITS/M	UNIT PRICE	COST / M OF BREASTING

Ventilation Duct
Vent Duct 42" 50 feet	1.00	$15.03	$15.03
Hanger	0.20	$2.50	$0.50
3/4" x 18" rebar eyebolt	0.20	$8.18	$1.64
Messenger Cable	1.00	$1.20	$1.20
Miscellaneous @ 10%			$1.84
Subtotal			$20.20
70 % vent duct in ore development recovered & reused
Total Ventilation Supplies			$6.06

Total C&F Stoping Services Material Cost / m of Breasting			$59.89

1.2.1.4	Cut and Fill Ground Support

A summary of C&F stope ground support installation productivities is presented in Table 1.14.

TABLE 0.14 SUMMARY OF C&F STOPE GROUND SUPPORT INSTALLATION PRODUCTIVITIES
GROUND SUPPORT CLASS	CLASS 1		CLASS 2		CLASS 3	UNITS
BREAST WIDTH	3.0M TO 4.5M	4.5M TO 6.0M	2.0M TO 3.0M	3.0M TO 4.5M	2.0M TO 3.0M
Productivities
Travel/Setup	30	30	30	30	30	min
Scale face	1.0	1.0	1.0	1.0	1.0	min/sq.m
Scale back	1.0	1.0	1.0	1.0	1.0	min/sq.m
Scale walls	0.8	0.8	0.8	0.8	0.8	min/sq.m
Total scaling time	30.2	36.8	24.8	30.2	24.8	min
Bolting area - Back	17.5	24.5	11.6	17.5	11.6	sq.m
- Walls	23.3	23.3	28.0	28.0	28.0	sq.m
- Walls with Mesh	11.2	11.2				sq.m
Bolting Pattern (1.2mx1.2m)	1.44	1.44	1.44	1.44	1.44	sq.m/bolt
Number of bolts - Back	13	17	9	13	9
- Walls	17	17	20	20	20
Bolt length	2.4	2.4	2.4	2.4	2.4	m
Drilled metres	72	82	70	79	70	m
Penetration rate	0.8	0.8	0.8	0.8	0.8	m/min
Mark & collar holes	0.8	0.8	0.8	0.8	0.8	min/hole

Appendix H - Page 12

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TABLE 0.14 SUMMARY OF C&F STOPE GROUND SUPPORT INSTALLATION PRODUCTIVITIES
GROUND SUPPORT CLASS	CLASS 1		CLASS 2		CLASS 3
BREAST WIDTH	3.0M TO 4.5M	4.5M TO 6.0M	2.0M TO 3.0M	3.0M TO 4.5M	2.0M TO 3.0M	UNITS
Drilling time	60	68	58	66	58	min
Install bolts	2.0	2.0	2.0	2.0	2.0	min/bolt
Bolt installation time	30	34	29	33	29	min
Screen area (Bolted area)	31.7	38.7	39.6	45.4	39.6	m2
Time per screen	3.6	3.6	3.6	3.6	3.6	min/ m2
Total screening time	114	139	142	163	142	min
Shotcrete Area			39.6	45.4	49.2	.m2
Time per shotcrete			1.8	1.8	1.8	min/ m2
Total shotcrete time			35.5	40.8	88.2	min
Tear down & clean-up	15	15	15	15	15	min
Total ground support cycle time	279	323	334	378	387	min
Support cycle (in 50 min hours)	5.6	6.5	6.7	7.6	7.7	hrs

A summary of ground support cost estimate for Cut and Fill stoping are presented in Table 1.15.

TABLE 0.15 SUMMARY OF C&F STOPING GROUND SUPPORT MATERIAL COST ESTIMATES / M OF BREASTING
ITEM	UNITS/M ADVANCE					UNIT PRICE	COST /METRE OF BREASTING
	CLASS 1		CLASS 2		CLASS 3		CLASS 1		CLASS 2		CLASS 3
BREAST WIDTH	3.0-4.5M	4.5- 6.0M	2.0-3.0M	3.0-4.5M	2.0- 3.0M		3.0-4.5M	4.5-6.0M	2.0-3.0M	3.0-4.5M	2.0-3.0M

2.4 metre split set bolt	3.58	3.58	4.21	4.21	1.89	$6.92	$24.73	$24.73	$29.10	$29.10	$17.02
2.4 metre rebar bolt	2.73	3.58	1.89	2.73	4.21	$6.59	$18.01	$23.56	$12.47	$18.01	$29.10
5"X5" X 3/8" Plate	6.31	7.15	6.10	6.94	6.10	$1.40	$8.84	$10.02	$8.54	$9.72	$8.54
Fast resin cartridges	2.73	3.58	1.89	2.73		$1.96	$5.35	$7.00	$3.70	$5.35
Slow resin cartridges	5.47	7.15	3.79	5.47		$1.96	$10.70	$13.99	$7.41	$10.70
Welded wire mesh	1.11	1.36	1.39	1.59	1.39	$21.39	$23.76	$29.00	$29.69	$34.06	$29.69
Shotcrete			0.23	0.26	0.57	$150.00			$34.36	$39.41	$85.31
Misc. / waste @ 10%							$9.14	$10.83	$12.53	$14.64	$16.97
Total C&F Stoping Ground Support Material Cost / m of Breasting							$100.53	$119.12	$137.81	$161.00	$186.63

Appendix H - Page 13

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1.2.1.5	Cut and Fill Direct Labour

A summary of Cut and Fill stoping direct labour costs are presented in Table 1.16.

TABLE 0.16 SUMMARY OF C&F STOPING DIRECT LABOUR COSTS / M OF BREASTING
Item	Direct labour Hours / Breast					Rate/Hr	Cost / Metre of Breasting
	Class 1		Class 2		Class 3		Class 1		Class 2		Class 3
Breast Width	3.0-4.5m	4.5-6.0m	2.0-3.0m	3.0-4.5m	2.0-3.0m		3.0-4.5m	4.5-6.0m	2.0-3.0m	3.0-4.5m	2.0-3.0m

Drilling	8.49	10.95	7.84	9.39	7.84	$8.93	$15.94	$20.55	$14.72	$17.64	$14.72
Blasting	3.87	4.27	3.47	3.87	3.47	$8.93	$7.26	$8.01	$6.51	$7.26	$6.51
Ground support	14.88	17.20	17.84	20.16	20.65	$8.93	$27.93	$32.30	$33.49	$37.85	$38.77
Services	4.14	4.14	6.20	6.20	4.14	$6.39	$5.56	$5.56	$8.34	$8.34	$5.56
Mucking - Ore & Backfill	7.93	10.58	5.62	7.93	5.62	$8.61	$14.36	$19.15	$10.17	$14.36	$10.17
Total C&F Stoping Direct Labour Cost / m of Breasting							$71.05	$85.57	$73.23	$85.44	$75.73

1.2.1.6	Cut and Fill Equipment

A summary of Cut and Fill equipment operating costs are presented in Table 1.17.

TABLE 0.17 SUMMARY OF C&F STOPING EQUIPMENT OPERATING COSTS / M OF BREASTING
ITEM		HOURS OPERATING / BREAST				RATE/HR	COST / METRE OF BREASTING
	CLASS 1		CLASS 2		CLASS 3		CLASS 1		CLASS 2		CLASS 3
BREAST WIDTH	3.0-4.5M	4.5-6.0M	2.0-3.0M	3.0-4.5M	2.0-3.0M		3.0-4.5M	4.5-6.0M	2.0-3.0M	3.0-4.5M	2.0-3.0M
1-boom Jumbo	3.18	4.10	2.94	3.52	2.94	$65.12	$43.61	$56.22	$40.27	$48.24	$40.27
LHD Scooptram	5.95	7.93	4.21	5.95	4.21	$65.96	$82.50	$110.07	$58.47	$82.50	$58.47
ANFO Loader	0.95	1.10	0.80	0.95	0.80	$43.69	$8.73	$10.11	$7.35	$8.73	$7.35
Scissor Truck	1.55	1.55	1.55	1.55	1.55	$35.11	$11.45	$11.45	$11.45	$11.45	$11.45
Rockbolter	0.60	0.68	0.58	0.66	0.58	$67.99	$8.58	$9.72	$8.29	$9.44	$8.29
Auxiliary Fan	22.18	27.02	21.19	25.27	22.60	$0.89	$4.13	$5.03	$3.95	$4.71	$4.21
Water Pump	2.68	3.60	2.44	3.02	2.44	$0.26	$0.15	$0.20	$0.13	$0.17	$0.13
Compressor	1.20	1.36	1.16	1.32	1.16	$1.77	$0.45	$0.51	$0.43	$0.49	$0.43
Hoses & Fittings	2.98	3.98	2.72	3.38	2.72	$1.31	$0.82	$1.10	$0.75	$0.93	$0.75
Small Tools & Acc.	16.64	20.27	15.90	18.96	16.95	$5.00	$17.49	$21.31	$16.72	$19.93	$17.82
Total C&F Stoping Equipment Cost / m of Breasting							$177.92	$225.72	$147.81	$186.59	$149.18

Appendix H - Page 14

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1.2.1.7	Cut & Fill Direct Stope Mining OPEX Details

A Summary of Cut and Fill direct stoping operating costs are presented in Table 1.18.

TABLE 0.18 SUMMARY OF CUT & FILL DIRECT STOPING OPERATING COSTS / M OF BREASTING
Item	Cost/Meter Breast					Cost/Tonne
	Class 1		Class 2		Class 3	Class 1		Class 2		Class 3
Breast Width	3.0-4.5m	4.5-6.0m	2.0-3.0m	3.0-4.5m	2.0-3.0m	3.0-4.5m	4.5-6.0m	2.0-3.0m	3.0-4.5m	2.0-3.0m
Direct labour	$71.05	$85.57	$73.23	$85.44	$75.73	$1.79	$1.54	$2.77	$2.15	$2.86
Equipment cost	$177.92	$225.72	$147.81	$186.59	$149.18	$4.49	$4.07	$5.59	$4.71	$5.64
Drill bits and steel	$93.63	$112.56	$77.45	$96.38	$77.45	$2.36	$2.03	$2.93	$2.43	$2.93
Explosives	$101.74	$118.11	$81.54	$101.74	$81.54	$2.57	$2.13	$3.08	$2.57	$3.08
Ground support	$100.53	$119.12	$137.81	$161.00	$186.63	$2.54	$2.15	$5.21	$4.06	$7.06
Unconsolidated backfill	$59.47	$83.26	$39.65	$59.47	$39.65	$1.50	$1.50	$1.50	$1.50	$1.50
Piping	$22.20	$22.20	$22.20	$22.20	$22.20	$0.56	$0.40	$0.84	$0.56	$0.84
Electrical	$31.63	$31.63	$31.63	$31.63	$31.63	$0.80	$0.57	$1.20	$0.80	$1.20
Ventilation	$59.89	$59.89	$59.89	$59.89	$59.89	$1.51	$1.08	$2.27	$1.51	$2.27
Miscellaneous	$3.92	$3.92	$3.92	$3.92	$3.92	$0.10	$0.07	$0.15	$0.10	$0.15
Total	$721.98	$861.98	$675.14	$808.26	$727.83	$18.21	$15.53	$25.54	$20.39	$27.54

1.2.2	Long Hole Sill Pillar Recovery Mining

A summary of Long Hole Sill Pillar Recovery mining parameters is presented in Table 1.19.

TABLE 0.19 SUMMARY OF LH SILL PILLAR RECOVERY MINING PARAMETERS
PARAMETER	VALUE	UNIT
Average Height	14.0	m
Width	4.5	m
Arch Factor	98%	%
Arch Radius	0.3	m
Face area	61.7	sq.m
Dip	90	deg.
Drill & Blast Strike length	4.8	m
Blast length	14.0	m
Load length	14.0	m
Bootleg length	0.7	m
Advance	13.3	m
Overbreak factor	10%	%
Swell factor	35%	%
Insitu Density	2.52	t/ m3

Appendix H - Page 15

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TABLE 0.19 SUMMARY OF LH SILL PILLAR RECOVERY MINING PARAMETERS
PARAMETER	VALUE	UNIT
In-situ volume per blast	323	m3
Loose volume per raise	436	m3
Tonnes per blast	814	tonnes
Tonnes per meter strike length	171	tonnes

1.2.2.1	Long Hole Sill Pillar Recovery Drilling

A summary of the Sill Pillar Recovery drilling parameters and productivities, using a long hole drill jumbo, is presented in Table 1.20.

TABLE 0.20 SUMMARY OF LH SILL PILLAR RECOVERY DRILLING PARAMETERS
PARAMETER	VALUE	UNITS
No. drills	1
Blast Hole dia.	64	mm
Relief Hole dia.	102	mm
Number of Holes:
Blast Holes	8	holes
Total Holes	8	holes
Drill & Blast Strike length	4.8	m
Total Drilled Metres - 64mm	67	m
Drilling Productivity:
Penetration Rate - 64mm	0.5	m/min
Penetration Rate - 102mm	0.4	m/min
Drilling time-64mm	133	min
Drilling time-102mm	0.000	min
Collar Hole	2	min/hole
Align and Level	3	min/hole
Reposition boom	5	min/hole
Add/Retact Rods	1	min/rod
Change Bits	2.5	min/bit
Cycle auxiliary	0.2	min/hole
Change shank	10	min/rd
Total auxiliary time	112	min/rd
Travel/Setup	25	min
Teardown/Demobilize	25	min
Total drilling cycle	295	min
Drilling cycle (in 50 min hours)	5.9	hrs

Appendix H - Page 16

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PRELIMINARY FEASIBILITY STUDY

A summary of Long Hole Sill Pillar Recovery OPEX drill cost estimates are presented in Table 1.21.

TABLE 0.21 SUMMARY OF LH SILL PILLAR RECOVERY DRILLING COST ESTIMATES PER METRE OF STRIKE LENGTH
ITEM	LIFE (M/UNIT)	UNITS/M STRIKE LENGTH	UNIT PRICE	COST/M STRIKE LENGTH
Coupling T38	1200	0.01	$34.00	$0.40
Rod 6ft x T38MF	300	0.06	$226.00	$13.71
64mm Drop center bit	100	0.14	$106.00	$14.84
Miscellaneous/ waste				$3.54
Total Drilling Supplies				$32.49

1.2.2.2	Long Hole Sill Pillar Recovery Blasting

A summary of Long Hole Sill Pillar Recovery blasting productivities and powder factors is presented in Table 1.22.

TABLE 0.22 SUMMARY OF LH SILL PILLAR RECOVERY BLASTING PRODUCTIVITIES AND POWDER FACTORS
ITEM	VALUE	UNITS
Travel, clean face, setup	30	min
Clean hole	3	min/hole
Plug hole	3	min/hole
Insert primer	2	min/hole
Load hole	1	min
Load stemming	2	min/hole
Load time per hole	11	min
Tie-in and cap	2	min
Total loading time	104	min
Clean up and leave	10	min
Shoot and blow smoke	15	min
Blasting cycle (in 50 min hours)	3.0	hrs

Powder factor	0.44	kg/tonne
	0.96	lb/tonne

A summary of Long Hole Sill Pillar Recovery OPEX blasting cost estimates are presented in Table 1.23.

Appendix H - Page 17

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.23 SUMMARY OF LH SILL PILLAR RECOVERY BLASTING COST ESTIMATES PER METRE OF STRIKE LENGTH
ITEM	UNI T	UNITS/BLA ST	UNITS/M STRIKE LENGTH	UNIT PRICE	COST/M STRIKE LENGTH
Bulk ANFO	kg	343	72	1.01	$72.75
Geldyne	kg	13	3	5.53	$15.34
Exel MS detonator	each	8	2	3.26	$5.48
4m
B-Line	m	20	4	0.49	$2.05
Connecting wire
50m	spool	1	0	1.79	$0.38
Miscellaneous/waste @10%					$9.60

Total Blasting Supplies					$105.59

1.2.2.3	Long Hole Sill Pillar Recovery Direct Labour

A summary of Long Hole Sill Pillar Recovery direct labour costs are presented in Table 1.24.

TABLE 0.24 SUMMARY OF LH SILL PILLAR RECOVERY DIRECT LABOUR COSTS / M OF STRIKE LENGTH
Discipline	Units/blast (hrs)	Units/m Strike Length (hrs)	Unit Price (US$/hr)	Cost/m Strike Length (US$/m)
Drilling	15.76	3.31	$8.93	$29.58
Blasting	7.99	1.68	$6.70	$11.25
Mucking	11.49	2.42	$8.61	$20.80
Total Labour				$61.63

1.2.2.4	Long Hole Sill Pillar Recovery Equipment Operating

Summary of Long Hole Sill Pillar Recovery equipment operating costs are presented in Table 1.25

TABLE 0.25 SUMMARY OF LH SILL PILLAR RECOVERY EQUIPMENT OPERATING COSTS / M OF STRIKE LENGTH
EQUIPMENT	UNITS/BL AST (HRS)	UNITS/M OF STRIKE LENGTH (HRS)	UNIT COST (US$/HR)	COST/M OF STRIKE LENGTH (US$/M)
Longhole Drill	5.91	1.24	$52.27	$64.94

Appendix H - Page 18

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 0.25 SUMMARY OF LH SILL PILLAR RECOVERY EQUIPMENT OPERATING COSTS / M OF STRIKE LENGTH
EQUIPMENT	UNITS/BL AST (HRS)	UNITS/M OF STRIKE LENGTH (HRS)	UNIT COST (US$/HR)	COST/M OF STRIKE LENGTH (US$/M)
LHD	8.62	1.81	$65.96	$119.55
ANFO Loader	3.00	0.63	$43.69	$27.54
Water Pump	5.91	1.24	$0.26	$0.32
Hoses & Fittings	5.91	1.24	$1.31	$1.63
Total Equipment Operating Cost				$213.99

1.2.2.5	Long Hole Sill Pillar Recovery Direct OPEX Details

A summary of Long Hole Sill Pillar Recovery direct operating costs are presented in Table 1.26.

TABLE 1.26 SUMMARY OF LONG HOLE SILL PILLAR RECOVERY DIRECT OPERATING COSTS / M OF STRIKE LENGTH
ITEM	COST/M OF STRIKE LENGTH	COST/TONNE
Labour	$62	$0.36
Equipment cost	$214	$1.25
Drill steel and bits	$32	$0.19
Explosives	$106	$0.62
Total	$414	$2.42

1.2.3	Labour

1.2.3.1	Company Stoping Labour

A summary of company stoping daily labour requirements is presented in Table 1.27.

TABLE 1.27 SUMMARY OF COMPANY STOPING DAILY LABOUR
Crew / Period	YR-1 (Q4)	YR+1 (Q1)	YR+1 (Q2)	YR+1 (Q3)	YR+1 (Q4)	YR+2 (Q1)	YR+2 (Q2)	YR+2 (Q3)	YR+2 (Q4)	YR+3	YR+4	YR+5	YR+6	YR+7
Drilling	1	5	5	7	7	7	7	7	7	13	13	13	13	13
Blasting	0	2	2	3	3	3	3	3	3	6	6	6	6	6
Ground support	1	11	12	15	15	15	15	15	15	29	29	29	29	29
Services	0	3	3	4	4	4	4	4	4	8	8	8	8	8
Mucking	0	4	4	5	5	5	5	5	5	11	11	11	11	11
Subtotal	3	25	27	33	33	33	33	33	33	67	67	67	67	67

Appendix H - Page 19

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2.3.2	Indirect Labour

A summary of company daily indirect labour requirements is presented in Table 1.28.

Appendix H - Page 20

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.28 SUMMARY OF COMPANY INDIRECT DAILY LABOUR REQUIREMENTS
DESCRIPTION / PERIOD	YR- 1(Q1)	YR- 1(Q2)	YR- 1(Q3)	YR- 1(Q4)	YR+1( Q1)	YR+1( Q2)	YR+1( Q3)	YR+1( Q4)	YR+2( Q1)	YR+2( Q2)	YR+2( Q3)	YR+2( Q4)	YR +3	YR +4	YR +5	YR +6	YR +7
Mine Administration
Warehouse	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Clerk	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Labourer	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Dry Man	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Subtotal	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9	9
Mine Staff
Mine Super/Manager	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Captain				1	1	1	1	1	1	1	1	1	1	1	1	1	1
Shift Foreman				3	3	3	3	3	3	3	3	3	3	3	3	3	3
M. Eng./Planner	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Vent/Survr Tech			2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Mine Geologist	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Sampler				2	2	2	2	2	2	2	2	2	2	2	2	2	2
Geotech Eng			1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Project Engineer				1	1	1	1	1	1	1	1	1	1	1	1	1	1
Dia. Drill Foreman			1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Maint. Super				1	1	1	1	1	1	1	1	1	1	1	1	1	1
Safety /Trainer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Subtotal	6	6	10	18	18	18	18	18	18	18	18	18	18	18	18	18	18
Service Crew
Lead Mechanic				2	2	2	2	2	2	2	2	2	2	2	2	2	2
Mechanics				5	11	12	12	12	14	14	14	14	14	14	14	14	14
Lead Electrician				1	1	1	1	1	1	1	1	1	1	1	1	1	1
Electrician				3	5	5	5	5	5	5	5	5	5	5	5	5	5
Services Leader					1	1	1	1	1	1	1	1	1	1	1	1	1
Grader Operator					1	1	1	1	1	1	1	1	1	1	1	1	1

Appendix H - Page 28-21

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.28 SUMMARY OF COMPANY INDIRECT DAILY LABOUR REQUIREMENTS
DESCRIPTION / PERIOD	YR- 1(Q1)	YR- 1(Q2)	YR- 1(Q3)	YR- 1(Q4)	YR+1( Q1)	YR+1( Q2)	YR+1( Q3)	YR+1( Q4)	YR+2( Q1)	YR+2( Q2)	YR+2( Q3)	YR+2( Q4)	YR +3	YR +4	YR +5	YR +6	YR +7
Pump Person					1	1	1	1	1	1	1	1	1	1	1	1	1
Construction. Leader			1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Construction. Person			6	6	6	6	6	6	6	6	6	6	6	6	6	6	6
Mine Labourer			4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
Service Equipment Operator				2	3	3	3	3	3	3	3	3	3	3	3	3	3
Subtotal			11	24	36	37	37	37	39	39	39	39	39	39	39	39	39
Grand Total	15	15	30	51	63	64	64	64	66	66	66	66	66	66	66	66	66

A summary of company and contractor indirect labour costs is presented in Table 1.29.

TABLE 1.29 SUMMARY OF COMPANY AND CONTRACTOR INDIRECT LABOUR COSTS – US$(000’S)
DESCRIPTION / PERIOD	YR-1(Q1)	YR-1(Q2)	YR-1(Q3)	YR-1(Q4)	YR+1(Q1)	YR+1(Q2)	YR+1(Q3)	YR+1(Q4)	YR+2(Q1)	YR+2(Q2)	YR+2(Q3)	YR+2(Q4)	YR+3	YR +4	YR +5	YR +6	YR +7
Mine Administration
Warehouse Person	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	46.5	46.5	46.5	46.5	39.4
Clerk	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	26.8	26.8	26.8	26.8	22.7
Labourer	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	26.8	26.8	26.8	26.8	22.7
Dry Man	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	6.7	26.8	26.8	26.8	26.8	22.7
Mine Staff
Mine Super	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	72.2	72.2	72.2	72.2	61.1
Captain.				11.9	11.9	11.9	11.9	11.9	11.9	11.9	11.9	11.9	47.5	47.5	47.5	47.5	40.2
Shift Boss				27.0	27.0	27.0	27.0	27.0	27.0	27.0	27.0	27.0	108	108	108	108	91.6
Mine Eng./Plan	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	115.3	115.3	115.3	115.3	97.6
Vent/Sur. Tech			18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	72.7	72.7	72.7	72.7	61.6
Mine Geologist	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	28.8	115.3	115.3	115.3	115.3	97.6
Tech/Sampler				18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	18.2	72.7	72.7	72.7	72.7	61.6
Geotech. Eng.			18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	72.2	72.2	72.2	72.2	61.1

Appendix H - Page 28-22

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.29 SUMMARY OF COMPANY AND CONTRACTOR INDIRECT LABOUR COSTS – US$(000’S)
DESCRIPTION / PERIOD	YR-1(Q1)	YR-1(Q2)	YR-1(Q3)	YR-1(Q4)	YR+1(Q1)	YR+1(Q2)	YR+1(Q3)	YR+1(Q4)	YR+2(Q1)	YR+2(Q2)	YR+2(Q3)	YR+2(Q4)	YR+3	YR +4	YR +5	YR +6	YR +7
Proj. Engineer				14.4	14.4	14.4	14.4	14.4	14.4	14.4	14.4	14.4	57.6	57.6	57.6	57.6	48.8
Dia. Drill Boss			9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	36.0	36.0	36.0	36.0	30.5
Maint. Super				18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	72.2	72.2	72.2	72.2	61.1
Safety /Trainer	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	9.0	36.0	36.0	36.0	36.0	30.5
Service Crew
Lead Mechanic				9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4	37.5	37.5	37.5	37.5	31.8
Mechanics				24.9	49.7	52.0	52.0	52.0	56.5	56.5	56.5	56.5	253	253.1	253.1	253.1	214.3
Lead Electrician				4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	18.7	18.7	18.7	18.7	15.9
Electrician				5.8	12.9	11.0	12.3	12.3	15.9	15.9	15.9	15.9	71.8	71.8	71.8	71.8	60.8
Services Leader					4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	18.7	18.7	18.7	18.7	15.9
Grader Operator					3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9	15.5	15.5	15.5	15.5	13.1
Pump Person					3.4	3.4	3.4	3.4	3.4	3.4	3.4	3.4	13.4	13.4	13.4	13.4	11.4
Constr. Leader			4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8	19.0	19.0	19.0	19.0	16.1
Constr. Person			27.1	27.1	27.1	27.1	27.1	27.1	27.1	27.1	27.1	27.1	109	108.5	108.5	108.5	91.9
Mine Labourer			13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	53.7	53.7	53.7	53.7	45.4
Ser. Equip. Oper.				7.8	11.6	11.6	11.6	11.6	11.6	11.6	11.6	11.6	46.5	46.5	46.5	46.5	39.4
Grand Total	116.5	116.5	207.0	349.0	396.8	397.1	398.4	398.4	406.6	406.6	406.6	406.6	1661	1,661	1,661	1,661	1,407
Total OPEX				349.0	396.8	397.1	398.4	398.4	406.6	406.6	406.6	406.6	1,661	1,661	1,661	1,661	1,407
OPEX - US$/t				42.96	6.17	5.61	4.55	4.55	4.65	4.65	4.65	4.65	2.37	2.37	2.37	2.37	2.37
Total CAPEX	116.5	116.5	207.0
Cont. Ind. Labour	57.1	57.1	57.1	228.3	228.3	228.3	228.3	228.3	228.3	228.3	228.3	228.3	913.4	913.4	913.4	913.4	773.5
Cont. Ind. Lab - US$/t				28.11	3.55	3.22	2.61	2.61	2.61	2.61	2.61	2.61	1.30	1.30	1.30	1.30	1.30

Appendix H - Page 28-23

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2.4	Underground Equipment Leasing

All major pieces of company underground equipment will be leased over a 3 year period. These costs do not include a 15% down payment CAPEX cost. A summary of the leasing cost estimates are presented in Table 1.30.

TABLE 1.30 SUMMARY OF COMPANY LEASED UNDERGROUND EQUIPMENT – US$(000’S)
EQUIPMENT	UNITS	YR-1(Q4)	YR+1(Q1)	YR+1(Q2)	YR+1(Q3)	YR+1(Q4)	YR+2(Q1)	YR+2(Q2)	YR+2(Q3)	YR+2(Q4)	YR+3	YR+4
Single boom jumbo	6	45.1	180.4	225.5	225.5	225.5	270.6	270.6	270.6	270.6	1,082.4	180.4
Long hole drill	1		55.0	55.0	55.0	55.0	55.0	55.0	55.0	55.0	220.0
Production 3.5m3 LHD	4	43.4	86.9	130.3	130.3	130.3	173.8	173.8	173.8	173.8	695.2	173.8
2.0m3 scooptram	3	28.6	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8	314.6
Scissor truck	3	51.7	103.4	103.4	103.4	103.4	155.1	155.1	155.1	155.1	620.4	155.1
Maintenance/lub truck	1	41.8	41.8	41.8	41.8	41.8	41.8	41.8	41.8	41.8	125.4
Shotcrete truck	2	71.1	142.2	142.2	142.2	142.2	142.2	142.2	142.2	142.2	497.8
Shotcrete delivery truck	2	41.8	83.6	83.6	83.6	83.6	83.6	83.6	83.6	83.6	292.6
Ground support bolter	3	55.0	110.0	110.0	110.0	110.0	165.0	165.0	165.0	165.0	660.0	165.0
Personnel carrier	2	20.3	40.7	40.7	40.7	40.7	40.7	40.7	40.7	40.7	142.3
Utility tractor	3	2.9	5.8	5.8	5.8	5.8	8.6	8.6	8.6	8.6	34.6	8.6
U/G pickup truck	6	5.7	17.1	17.1	17.1	17.1	17.1	17.1	17.1	17.1	62.6
Grader	1	12.2	12.2	12.2	12.2	12.2	12.2	12.2	12.2	12.2	36.6
Total - US$(000's)		419.7	964.8	1,053.4	1,053.4	1,053.4	1,251.5	1,251.5	1,251.5	1,251.5	4,784.5	682.9
Total/t (US$/t)		51.65	15.00	14.87	12.04	12.04	14.30	14.30	14.30	14.30	6.83	0.98

Appendix H - Page 28-24

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2.5	Company Indirect Equipment Operating and Electric Power

A summary of estimated electric power consumptions are presented in Table 1.31.

TABLE 1.31 SUMMARY OF ELECTRIC POWER CONSUMPTION
DESCRIPTION		UNIT POWER		NUMBER UNITS	DUTY FACTOR	KWH/D	MWH/A
		Hp	kW
Mobile	Drill Jumbo - Two Boom	181	135	1	60%	1,944	680
	Drill Jumbo - One Boom	94	70	6	40%	4,032	1,411
Fixed	Main Fan(s)	125	93	5	100%	11,190	3,917
	Main Pump(s)	125	93	4	65%	5,819	2,037
	Grindex Dewater Pumps	58	43	10	50%	5,192	1,817
	Ventilation Fans	50	37	12	50%	5,371	1,880
	Compressor(s)	300	224	2	35%	3,760	1,316
	Diamond Drills	50	37	2	65%	1,164	407
	Lighting & Misc.	40	30	1	100%	716	251
Total kWh						39,188	13,716
Megawatts						1.6

Electric power costs are estimated to be US$781,800/annum @ US$0.057/kWh

A summary of company indirect underground equipment and electric power operating cost estimates are presented in Table 1.32.

TABLE 1.32 SUMMARY OF COMPANY INDIRECT EQUIPMENT OPERATING COST ESTIMATES – US$(000’S)																		YR+7
Equipment	Units	YR-1 Q1	YR-1 Q2	YR-1 Q3	YR-1 Q4	YR+1 Q1	YR+1 Q2	YR+1 Q3	YR+1( Q4)	YR+2 Q1	YR+2 Q2	YR+2 Q3	YR+2 Q4	YR+3	YR+4	YR+5	YR+6
Lub truck	1				30.3	30.3	30.3	30.3	30.3	30.3	30.3	30.3	30.3	121.2	121.2	121.2	121.2	102.6
Pers. Carrier	2				16.4	32.8	32.8	32.8	32.8	32.8	32.8	32.8	32.8	131.4	131.4	131.4	131.4	111.2
Tractor	3				15.8	31.5	31.5	31.5	31.5	47.3	47.3	47.3	47.3	189.0	189.0	189.0	189.0	160.1
Pickup Truck	6				15.8	47.3	47.3	47.3	47.3	47.3	47.3	47.3	47.3	189.0	189.0	189.0	189.0	160.1

Appendix H - Page 28-25

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

Grader	1				21.0	21.0	21.0	21.0	21.0	21.0	21.0	21.0	21.0	84.0	84.0	84.0	84.0	71.1
Dia. Drill	2				25.7	25.7	25.7	25.7	25.7	25.7	25.7	25.7	25.7	102.6	102.6	102.6	102.6	86.9
Surface Fans	5				9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4	9.4	37.6	37.6	37.6	37.6	31.8
Main Pumps	4						2.7	2.7	2.7	2.7	2.7	2.7	2.7	10.9	10.9	10.9	10.9	9.2
Refuge Sta.	5				0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.4	0.4	0.4	0.4	0.4
Elec. Power		48.9	48.9	65.1	195.4	195.4	195.4	195.4	195.4	195.4	195.4	195.4	195.4	781.8	781.8	781.8	781.8	662.0
Total		48.9	48.9	65.1	329.8	393.5	396.2	396.2	396.2	412.0	412.0	412.0	412.0	1,648	1,648	1,648	1,648	1,396
OPEX Total/t (US$/t)					40.60	6.12	5.59	4.53	4.53	4.71	4.71	4.71	4.71	2.35	2.35	2.35	2.35	2.35

Appendix H - Page 28-26

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2.6	Ore, Development Waste and Backfill Haulage

All ore, development waste and backfill haulage will be by a haulage contractor. It is assumed that as mining progresses, and backfill is required at that time, development waste will be hauled directly into the stopes as backfill, at no extra cost to the company. A summary of estimated contractor haulage rates, per cubic metre, is presented in Table 1.33.

TABLE 1.33 SUMMARY OF CONTRACTOR ESTIMATED HAULAGE RATES
Haulage Route	US$/m3
Development Waste to Portal Stockpile	7.78
Ore U/G to Plant	8.04
Plant Backfill to U/G	6.19
Portal Waste Stockpile to UG	5.13

A summary haulage schedule and cost estimate is presented in Table 1.34.

Appendix H - Page 28-27

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.34 SUMMARY OF CONTRACTOR ESTIMATED HAULAGE SCHEDULE AND COSTS – (000’S)
Haulage Route	YR-1 (Q1)	YR-1 (Q2)	YR-1 (Q3)	YR-1 (Q4)	YR1 (Q1)	YR1 (Q2)	YR1 (Q3)	YR1 (Q4)	YR2 (Q1)	YR2 (Q2)	YR2 (Q3)	YR2 (Q4)	YR3	YR4	YR5	YR6	YR7
Cubic Metres (000’s)
Ore U/G to Plant				4.4	34.5	37.9	46.9	46.9	46.9	46.9	46.9	46.9	375	375	375	375	318
Devel Waste To Portal Stockpile	6.5	13.0	17.5	29.4	11.4	2.8						9.7
Portal Waste Stockpile to UG							11.7	16.9	6.6	12.3	7.5		132	107	85	65	95
Plant Backfill to U/G														97	132	132	112
Cost – US$(000’s)
Ore U/G to Plant				35	277	305	377	377	377	377	377	377	3,014	3,014	3,014	3,014	2,552
Devel Waste To Portal Stockpile	51	101	137	229	88	22
Portal Waste Stockpile to UG							60	86	34	63	38		678	548	434	333	485
Plant Backfill to U/G														599	817	817	692
Total	51	101	137	264	365	327	437	463	410	440	415	377	3,692	4,161	4,266	4,164	3,729
Total CAPEX – US$(000’s)	51	101	137	203	79	19
Total OPEX				61	286	308	437	463	410	440	415	377	3,692	4,161	4,266	4,164	3,729
OPEX US$/t				7.48	4.45	4.34	4.99	5.29	4.69	5.03	4.74	4.31	5.27	5.94	6.09	5.95	6.29

Appendix H - Page 28

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2.7	Stope Development (Expensed)

Two stope development headings are expensed. These are lift attack ramps and cross-cut development to mineral lenses. A summary of expensed stope development schedule and OPEX cost estimates are presented in Table 1.35.

TABLE 1.35 SUMMARY OF EXPENSED STOPE DEVELOPMENT SCHEDULE AND COSTS – (000’S)
HEADING	YR-1 (Q4)	YR1 (Q1)	YR1 (Q2)	YR1 (Q3)	YR1 (Q4)	YR2 (Q1)	YR2 (Q2)	YR2 (Q3)	YR2 (Q4)	YR3	YR4	YR5	YR6	YR7
Development Metres
Lift attack ramps	263	263	263	263	263	263	263	263	263	1,841	1,578	1,841	1,578	1,578
Cross-cuts to lenses	91	91	91	91	91	91	0	180	180	800	679	69	425	81
Total 4.5mx4.5m Eq.	354	354	354	354	354	354	263	443	443	2,641	2,257	1,910	2,003	1,659
Cost @ 1,436.16/m – US$(000’s)
Lift attack ramps	378	378	378	378	378	378	378	378	378	2,644	2,266	2,644	2,266	2,266
Cross-cuts to lenses	131	131	131	131	131	131	0	259	259	1,149	976	99	611	117
Total – US$(000’s)	509	509	509	509	509	509	378	636	636	3,793	3,242	2,743	2,877	2,383
Total US$/t	62.65	7.91	7.19	5.82	5.82	5.82	4.32	7.27	7.27	5.42	4.63	3.92	4.11	4.02

Appendix H - Page 29

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

1.2	OPEX Summary

A total of twenty OPEX US$/t costs were estimated based on the following classifications:

•	Ground Support Classification – 1,2 or 3
•	Stope Width – 2.0 to 3.0m; 3.0 to 4.5m, and 4.5 to 6.0m
•	Mining Method –Mechanized Cut and Fill; and 12m and 16m high Long Hole
•	Cut and Fill Sill Pillar Construction
•	C&F Backfill – Consolidated and Unconsolidated

A summary of these estimated costs is presented in Table 1.36.

Appendix H - Page 30

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.36 SUMMARY OF OPEX COST ESTIMATES
OPEX Classification
Gr Sup. Class	1	1	1	1	1	1	2	2	2	2	2	2	2	2	2	2	3	3	3	3
2.0-3.0m Wide							Yes	Yes	Yes	Yes	Yes	Yes					Yes	Yes	Yes	Yes
3.0-4.5m Wide	Yes	Yes	Yes										Yes	Yes	Yes	Yes
4.5-6.0m Wide				Yes	Yes	Yes
C&F Mining	Yes	Yes		Yes	Yes		Yes	Yes		Yes	Yes		Yes	Yes			Yes	Yes		Yes
LH 12m H			Yes			Yes			Yes			Yes			Yes				Yes
LH-16m H																Yes
Sill		Yes			Yes			Yes			Yes			Yes				Yes
Uncon Backfill	Yes			Yes			Yes						Yes				Yes
Cons Backfill		Yes			Yes			Yes		Yes	Yes			Yes				Yes		Yes
Mineable Resources by OPEX Classification
Tonnes (000’s)	701	59	44	543	77	85	371	26	23	371	26	23	569	23	22	10	870	94	70	51	4,061
Au (g/t)	3.08	3.18	4.11	1.03	1.20	1.55	2.09	1.79	1.46	2.09	1.79	1.46	1.14	0.69	1.02	2.13	1.90	1.59	2.35	3.88	1.95
Ag (g/t)	137	135	122	282	259	255	152	174	135	152	174	135	403	223	275	121	154	180	107	122	207
AgEq (g/t)	353	358	409	354	343	363	299	299	234	299	299	234	479	271	342	270	286	292	271	394	342
OPEX Details by OPEX Classification– US/t
Direct Labour	1.79	2.14	0.36	1.54	1.83	0.36	2.77	3.40	0.36	2.77	3.40	0.36	2.15	2.63	0.36	0.36	2.86	3.60	0.36	2.86	2.21
Ind. Labour	3.51	5.52	2.45	2.40	2.40	2.40	3.60	4.09	2.40	3.60	4.09	2.40	2.40	3.64	2.40	2.40	2.44	2.64	2.40	2.40	2.90
Contr. Admin	1.92	3.08	1.33	1.30	1.30	1.30	2.02	2.24	1.30	2.02	2.24	1.30	1.30	1.99	1.30	1.30	1.33	1.43	1.30	1.30	1.59
Dir Equip Op.	4.49	4.49	1.25	4.07	4.07	1.25	5.59	5.59	1.25	5.59	5.59	1.25	4.71	4.71	1.25	1.25	5.64	5.64	1.25	5.64	4.74
Equip Leasing	8.34	13.78	3.86	0.93	4.17		6.02	11.45		6.02	11.45		1.36	10.34	6.83		1.06	5.20			3.77
Ind Equip Op	3.42	5.33	2.40	2.35	2.35	2.35	3.50	3.99	2.35	3.50	3.99	2.35	2.35	3.55	2.35	2.35	2.39	2.59	2.35	2.35	2.83
Bits & Steel	2.36	2.36	0.19	2.03	2.03	0.19	2.93	2.93	0.19	2.93	2.93	0.19	2.43	2.43	0.19	0.19	2.93	2.93	0.19	2.93	2.43
Explosives	2.57	2.57	0.62	2.13	2.13	0.62	3.08	3.08	0.62	3.08	3.08	0.62	2.57	2.57	0.62	0.62	3.08	3.08	0.62	3.08	2.60
Ground Sup.	2.54	2.88		2.15	2.45		5.21	5.63		5.21	5.63		4.06	4.41			7.06	7.47		7.06	4.21
Backfill	1.50	5.94		1.50	5.94		1.50	5.94		5.94	5.94		1.50	5.94			1.50	5.94		5.94	2.20
Piping	0.56	0.56		0.40	0.40		0.84	0.84		0.84	0.84		0.56	0.56			0.84	0.84		0.84	0.62
Electrical	0.80	0.80		0.57	0.57		1.20	1.20		1.20	1.20		0.80	0.80			1.20	1.20		1.20	0.89
Ventilation	1.51	1.51		1.08	1.08		2.27	2.27		2.27	2.27		1.51	1.51			2.27	2.27		2.27	1.68

Appendix H - Page 31

TERRONERA PROJECT
PRELIMINARY FEASIBILITY STUDY

TABLE 1.36 SUMMARY OF OPEX COST ESTIMATES
Misc.	0.10	0.10		0.07	0.07		0.15	0.15		0.15	0.15		0.10	0.10			0.15	0.15		0.15	0.11
Haulage	5.23	4.66	5.57	5.97	5.58	6.10	5.54	5.01	6.12	5.54	5.01	6.12	5.96	5.06	5.27	6.29	5.96	5.47	6.19	5.95	5.71
Devel. Expensed	5.59	6.86	4.88	4.27	5.06	4.06	5.68	5.71	4.02	5.68	5.71	4.02	4.31	5.73	4.32	4.02	4.31	5.28	4.05	4.11	4.87
Total (US$/t)	46.21	62.58	22.92	32.76	41.44	18.63	51.91	63.52	18.62	56.36	63.52	18.62	38.07	55.95	24.90	18.79	45.02	55.74	18.71	48.10	43.33
Total (US$M)	32.4	3.7	1.0	17.8	3.2	1.6	19.3	1.7	0.4	20.9	1.7	0.4	21.7	1.3	0.6	0.2	39.2	5.2	1.3	2.5	176.0

Appendix H - Page 32

A summary of Terronera’s yearly OPEX costs is presented in Table 1.37.

TABLE 1.37 SUMMARY OF TERRONERA’S YEARLY OPEX COST ESTIMATES
Item	Units	Year								Total / Avg.
		YR-1	YR+1	YR+2	YR+3	YR+4	YR+5	YR+6	YR+7
Tonnes	t (000's)	8.1	310.2	350.9	743.5	680.7	697.1	717.4	553.2	4061.1
Au	g/t	3.69	2.76	2.60	1.96	1.90	1.63	1.90	1.56	1.95
Ag	g/t	93	148	170	185	196	207	252	246	207
AgEq	g/t	351	341	353	322	329	321	384	350	342
OPEX
Direct Labour	US$/t	2.77	2.30	2.30	2.19	2.37	2.41	2.03	1.87	2.21
Indirect Labour	US$/t	43.63	5.24	4.72	2.40	2.40	2.40	2.40	2.40	2.90
Contractor Admin Ind. Labour	US$/t	28.11	2.92	2.57	1.30	1.30	1.30	1.30	1.30	1.59
Direct Equipment operating	US$/t	5.59	4.93	4.97	4.69	5.02	5.07	4.44	4.16	4.74
U/G Equipment Leasing	US$/t	51.65	13.30	14.30	6.83	0.98				3.77
Ind. Equip operating & Ele.
Power	US$/t	40.60	5.06	4.63	2.35	2.35	2.35	2.35	2.35	2.83
Drill steel and bits	US$/t	2.93	2.59	2.61	2.41	2.60	2.61	2.22	2.05	2.43
Explosives	US$/t	3.08	2.77	2.78	2.59	2.76	2.76	2.40	2.25	2.60
Ground support	US$/t	5.21	3.73	3.94	3.90	4.58	5.02	4.15	3.64	4.21
Backfill Placement & Cement	US$/t	3.72	3.40	2.65	2.52	2.49	2.00	1.69	1.31	2.20
Piping	US$/t	0.84	0.67	0.68	0.61	0.68	0.69	0.55	0.50	0.62
Electrical Consumables	US$/t	1.20	0.95	0.97	0.87	0.97	0.98	0.79	0.72	0.89
Ventilation Consumables	US$/t	2.27	1.81	1.83	1.65	1.83	1.86	1.49	1.36	1.68
Miscellaneous	US$/t	0.15	0.12	0.12	0.11	0.12	0.12	0.10	0.09	0.11
Haulage	US$/t	7.48	4.82	4.71	5.27	5.94	6.09	5.95	6.29	5.71
Stope Development	US$/t	62.65	6.56	6.15	5.39	4.63	3.92	4.11	4.02	4.87

Total OPEX/t	US$/t	261.88	61.14	59.93	45.10	41.02	39.60	35.98	34.32	43.33
Total OPEX	US$M	2.1	19.0	21.0	33.5	27.9	27.6	25.8	19.0	176.0